Form 10KSB, Exhibit 13
period 1998-12-31
IBL BANCORP
filed 1999-04-01
CIK 1064160

1998

                                 Annual Report


                                IBL Bancorp, Inc.

                                IBL Bancorp, Inc.
                               23910 Railroad Ave.
                              Plaquemine, LA 70764



To Our Stockholders:

         With the successful completion of the stock conversion of Iberville Building and Loan Association, we are delighted to present this first annual report to the stockholders of its holding company, IBL Bancorp, Inc.

         The Company is positioned to begin a new era of service to the community with the additional capital obtained through the stock offering. Loan demand has held up well and we hope to continue to expand our loan portfolio. We plan to take advantage of the opportunities afforded us in this very competitive marketplace.

         We are confident of the Association's sound financial condition and look forward to the future with optimism and energy. We appreciate your investment in the Company and invite your continued support of the Association, which is Iberville and West Baton Rouge Parishes truly home- owned community Association.

         We invite you to review this Annual Report which discusses our performance during fiscal year 1998.

Sincerely,


/s/G. Lloyd Bouchereau, Jr.
---------------------------
G. Lloyd Bouchereau, Jr.
President & CEO

                                IBL BANCORP, INC.
                      IBERVILLE BUILDING & LOAN ASSOCIATION


         IBL BANCORP, INC. ("our holding company" or the "Company") was incorporated under the laws of the State of Louisiana in 1998 to serve as the holding company for Iberville Building & Loan Association ("us," "we," etc. or the "Association") following our conversion from mutual to stock form (the "Conversion"). On September 30, 1998, we consummated the Conversion, and the Company completed its offering of Common Stock through the sale and issuance of 210,870 shares of common stock at a price of $10.00 per share, realizing gross proceeds of $2.1 million. The Company purchased all of the capital stock of the Association in exchange for 50% of the net Conversion proceeds. Prior to September 30, 1998, the Company had no material assets or liabilities and engaged in no business activities. Accordingly, the information set forth in this report including the audited Consolidated Financial Statements and related data, relates primarily to the Association.

         Our holding company's executive offices are located at 23910 Railroad Avenue, Plaquemine, Louisiana 70764, and its telephone number is (225) 687-6337.

         IBERVILLE BUILDING & LOAN ASSOCIATION. We were organized as a state chartered mutual savings institution in 1915. We currently operate through one full service banking office located in Plaquemine, Louisiana. At December 31, 1998, we had total assets of $23.9 million, deposits of $19.9 million and equity of $3.3 million or 14.1% of total assets.

         We attract deposits from the general public and invest those funds in loans secured by first mortgages on owner-occupied single-family residences, commercial real estate loans and consumer loans. We also maintain an investment portfolio, primarily of mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA") and obligations of the federal government and agencies.

         We derive our income principally from interest earned on loans, investment securities and other interest-earning assets. Our principal expenses are interest expense on deposits and noninterest expenses such as employee compensation, deposit insurance and miscellaneous other expenses. Funds for our activities are provided principally by deposit growth, repayments of outstanding loans and investment securities, other operating revenues and, from time to time, advances from the Federal Home Loan Bank of Dallas.

         As a state chartered savings institution, we are subject to extensive regulation by the Office of Financial Institutions, State of Louisiana ("OFI") and by the Office of Thrift Supervision ("OTS"). Our lending activities and other investments must comply with state and various federal regulatory requirements, and these regulatory agencies periodically examine us for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. We must also file reports with the OTS describing our activities and financial condition and are subject to certain monetary reserve requirements promulgated by the Board of Directors of the Federal Reserve System.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

         Market for Common Stock. The Company's common stock was first quoted and began trading on the Nasdaq Small Cap Market System on October 1, 1998, under the symbol "IBLB". At that date there were approximately 210,870 shares of the Company's common stock outstanding, and there were approximately 222 record holders of the Company's common stock. Due to the relatively small size of the offering and small number of stockholders there was only limited trading activity in the fourth quarter of 1998. There were eight known trades in the fourth quarter of 1998 the lowest of which was at $9.25 and the highest was at $10.00.

         The payment of dividends on the common stock is subject to determination and declaration by the Board of Directors of our holding company. The Board of Directors has adopted a policy of paying annual cash dividends at a rate of $0.15 per share commencing with the Company's first dividend paid in January 1999. The payment of future dividends will be subject to the requirements of applicable law and the determination by our holding company's Board of Directors that our net income, capital and financial condition, thrift industry trends and general economic conditions justify the payment of dividends, and we cannot assure you that dividends will continue to be paid in the future.

                        SELECTED FINANCIAL AND OTHER DATA

                                                             At December 31,
                                                             ---------------
                                                           1998            1997
                                                           ----            ----
                                                         (Dollars in thousands)
Selected Financial Condition Data:
Total assets ...................................         $23,878         $22,395
Loans receivable, net ..........................          17,209          16,318
Other cash and amounts due
    from depository institutions ...............           1,858           1,110
Investment securities:
    Available for sale .........................           1,454           1,948
     Held to maturity ..........................           2,123           2,386
Deposits .......................................          19,899          20,026
Borrowed money .................................             495             610
Equity .........................................           3,383           1,622

                                                     Year Ended December 31,
                                                     -----------------------
                                                1998         1997        1996
                                               -------      -------     -------
                                                   (Dollars in thousands)
Selected Operating Data:
Interest income ..........................     $ 1,736      $ 1,691     $ 1,645
Interest expense .........................         915          917         908
                                               -------      -------     -------
Net interest income before
     provision for loan losses ...........         821          774         737
Provision for loan losses ................          21           42          39
                                               -------      -------     -------

Net interest income after
     provision for loan losses ...........         800          732         698
Noninterest income .......................         101           98         131

Noninterest expense ......................         604          568         703
                                               -------      -------     -------
Income before income taxes ...............         297          262         126
Income taxes .............................         102           98          70
                                               -------      -------     -------

Net income ...............................         195          164          56
Other comprehensive income (loss), net ...          (3)           4          (3)
                                               -------      -------     -------
      Comprehensive income ...............     $   192      $   168     $    53
                                               -------      -------     -------

Selected Ratios

                                                                  At or for the
                                                             Year Ended December 31,
                                                             -----------------------
                                                                1998          1997
                                                                ----          ----
Performance Ratios:
Return on average assets (net income
   divided by average total assets) ................             .84%          .74%
Return on average equity (net income
   divided by average equity) ......................            9.04         10.64
Interest rate spread (average yield on assets
   minus average rate on liabilities) ..............            3.19          3.24
Net interest margin (net interest income
   divided by average interest-earning assets) .....            3.59          3.55
Ratio of average interest-earning assets
   to average interest-bearing liabilities .........          109.78        107.42
Ratio of noninterest expense to average
   total assets ....................................            2.60          2.58
Efficiency Ratio (noninterest expense
   divided by total of net interest income
   and noninterest income) .........................           65.51         65.13


Asset Quality Ratios:
Nonperforming assets to total assets at
   end of  period ..................................            1.01          1.48
Nonperforming loans to total loans at
   end of  period ..................................            1.31          1.93
Allowance for loan losses to total loans
   at end of  period ...............................            2.34          2.41
Allowance for loan losses to nonperforming
   loans at end of  period .........................          170.25        121.69
Provision for loan losses to total loans ...........             .12           .25
Net charge-offs to average loans
   outstanding .....................................             .08           .01

                                        5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Our principal business consists of attracting deposits from the general public and investing those funds in loans secured by one- to four-family residential properties located in our primary market area, which consists of mainly Iberville and West Baton Rouge Parishes. We also originate consumer loans, a limited amount of commercial real estate loans and maintain a portfolio of investment securities. Our investment securities portfolio consists of U.S. Treasury notes and U.S. government agency securities and mortgage-backed securities which are guaranteed as to principal and interest by the FHLMC, FNMA or other governmental agencies. We also maintain an investment in Federal Home Loan Bank of Dallas common stock.

         Our net income primarily depends on our net interest income, which is the difference between interest income earned on loans and investment securities and interest paid on customers' deposits and borrowings. Our net income is also affected by non-interest income, such as service charges on customers' deposit accounts, loan service charges and other fees, and non-interest expense, primarily consisting of compensation expense, deposit insurance and other expenses incidental to our operations.

         Our operations and those of the thrift industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Our lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in our market area. Our deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in our market area.

         This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risk and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectation include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which we operate); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which we have no control); and other risks detailed in this Annual Report and in our other Securities and Exchange Commission fillings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as part of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

The Year 2000


         We have reviewed the Association's computer and data processing issues relating to the Year 2000 and have developed a written Year 2000 Policy as well as written Year 2000 Contingency and Test Plans. The Association's data processing is handled by an independent third party data center. Successful testing with this data center was completed in September of 1998 and went well. Based on our review of our internal bookkeeping practices and the assurances by our third party data processor and software vendor that they are Year 2000 compliant, we do not expect to incur significant additional bookkeeping, data processing or other expenses in connection with issues related to the upcoming millennium (that is, "Year 2000" issues). We have set a budget of $15,000 for cost associated with the Year 2000, of which $5,000 has been incurred. Management and the Board of Directors are committed to providing uninterrupted service to our customers throughout the new millenium.


Asset/Liability Management

         Net interest income, the primary component of our net income, is determined by the difference or "spread" between the yield earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, and the relative amounts of such assets and liabilities. Key components of an asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during period of rising interest rates but decrease during periods of falling interest rates. If our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the traditional savings institution business of originating long-term loans funded by short-term deposits by pursuing the following strategies: (1) we have historically maintained liquidity and capital levels to compensate for unfavorable movements in market interest rates; and (2) in order to mitigate the adverse effect of interest rate risk on future operations, we emphasize the origination of adjustable-rate mortgage loans and shorter term consumer loans and the purchase of adjustable-rate mortgage backed securities.

         The OTS requires us to measure our interest rate risk by computing estimated changes in the net portfolio value ("NPV") of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. Our board of directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated NPV in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively.

         The following table presents the Association's NPV as of December 31, 1998 as calculated by the OTS, based on information provided to the OTS by the
Association:


                         Net Portfolio Value          NPV as % of PV of Assets

 Change in Rates   $ Amount    $ Change   % Change    NPV Ratio         Change
 ---------------   --------    --------   --------    ---------         ------
       +400 bp        3,649      (102)      (3 %)       15.44 %           0 bp

       +300 bp        3,752         1        0 %        15.72 %         +28 bp

       +200 bp        3,797        46       +1 %        15.79 %         +34 bp

       +100 bp        3,783        32       +1 %        15.65 %         +20 bp

          0 bp        3,751        --       --          15.45 %          --

       -100 bp        3,761        10        0 %        15.39 %         (6) bp

       -200 bp        3,792        41       +1 %        15.40 %         (4) bp

       -300 bp        3,870       119       +3 %        15.75 %         +13 bp

       -400 bp        3,928       177        +5 %       15.67 %         +22 bp

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

         Our Board of Directors is responsible for reviewing our asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. Our management is responsible for administering the policies and determinations of the Board of Directors with respect to our asset and liability goals and strategies.

Average Balances, Interest and Average Yields

         The following table sets forth information about our average interest-earning assets and interest-bearing liabilities and reflects the average yield of interest-earning assets and the average cost of interest-bearing liabilities for the periods and at the date indicated. Average balances are derived from month-end balances. Investment securities include the aggregate of securities available for sale and held to maturity. The average balance and average yield on investment securities is based on the fair value of securities available for sale and the amortized cost of securities held to maturity. The average balance of loans receivable includes delinquent loans, which are not considered significant. The average balance of equity includes the net unrealized gain on available for sale securities. The following table does not reflect any effect of income taxes.

IBL Bancorp, Inc.
Average Balances, Net Interest Income, Yields Earned and Rates Paid

                                                                           Year Ended                           Year Ended
                                                                        December 31, 1998                    December 31, 1997
                                                              Average                  Average     Average                  Average
                                                              Balance       Interest     Rate      Balance     Interest       Rate
                                                              -------       --------     ----      -------     --------       ----
                                                                                       (Dollars in Thousands)
Interest-earning Assets:
  Loans receivable (2)                                       $ 16,611       $ 1,407      8.47%      $ 15,735   $ 1,346        8.55%
  Mortgage-backed securities                                    3,788           223      5.89%         4,176       258        6.18%
  FHLB stock and other investment securities                      224            13      5.80%           367        22        5.99%
  Interest-bearing deposits                                     2,265            93      4.11%          1519        65        4.28%
                                                             --------       -------      ----       --------   -------        ----
    Total interest-earning assets                              22,888         1,736      7.58%        21,797     1,691        7.76%
Non-interest earning assets                                       340                                    253
                                                             --------                               --------
      Total assets                                           $ 23,228                               $ 22,050
                                                             ========                               ========

INTEREST-BEARING LIABILITIES
Interest-bearing Liabilities:
  Deposits (4)                                               $ 20,556       $   898      4.37%      $ 20,154   $   910        4.52%
  FHLB advances                                                   293            17      5.80%           138         7        5.07%
                                                             --------       -------      ----       --------   -------        ----
    Total interest-bearing liabilities                         20,849           915      4.39%        20,292       917        4.52%
                                                                            -------                            -------
Non-interest bearing liabilities                                  221                                    216
                                                             --------                               --------
      Total liabilities                                        21,070                                 20,508
Equity                                                          2,158                                  1,542
      Total liabilities and equity                           $ 23,228                               $ 22,050
                                                             ========                               ========
Net interest income / average interest rate spread                          $   821      3.19%                 $   774        3.24%
                                                                            =======      ====                  =======        ====
Net interest margin (5)                                                                  3.59%                                3.55%
                                                                                         ====                                 ====
Interest-earning assets to interest-bearing liabilities        109.78%                                107.42%
                                                             ========                               ========

(continued)

IBL Bancorp, Inc.
Average Balances, Net Interest Income, Yields Earned and Rates Paid

                                                                           Year Ended
                                                                        December 31, 1996
                                                              Average                  Average
                                                              Balance       Interest     Rate
                                                              -------       --------     ----
                                                                  (Dollars in Thousands)
Interest-earning Assets:
  Loans receivable (2)                                       $ 14,727       $ 1,269      8.62%
  Mortgage-backed securities                                    4,282           259      6.05%
  FHLB stock and other investment securities                      478            32      6.69%
  Interest-bearing deposits                                     1,815            85      4.68%
                                                             --------       -------      ----
    Total interest-earning assets                              21,302         1,645      7.72%
Non-interest earning assets                                       316
                                                             --------
      Total assets                                           $ 21,618
                                                             ========

INTEREST-BEARING LIABILITIES
Interest-bearing Liabilities:
  Deposits (4)                                               $ 19,974       $   908      4.55%
  FHLB advances                                                                          0.00%
                                                             --------       -------      ----
    Total interest-bearing liabilities                         19,974           908      4.55%
                                                                            -------
Non-interest bearing liabilities                                  180
                                                             --------
      Total liabilities                                        20,154
Equity                                                          1,464
      Total liabilities and equity                           $ 21,618
                                                             ========
Net interest income / average interest rate spread                          $   737      3.17%
                                                                            =======      ====
Net interest margin (5)                                                                  3.46%
                                                                                         ====
Interest-earning assets to interest-bearing liabilities        106.65%
                                                             ========

(1) At December 31, 1998, the weighted average yields earned and rates paid were as follows: loans receivable, 7.98%; mortgage backed securities, 5.76%; investment securities, 5.80%; other interest-bearing deposits, 4.69%; total interest earning assets, 7.33%; deposits, 4.75%; FHLB advances, 4.61%; total interest bearing liabilities, 4.75%; and, average interest rate spread, 2.58%.
(2)  Includes non-accruing loans.
(3)  Includes FHLB stock.
(4)  Includes noninterest-bearing checking accounts.
(5)  equals net interest income divided by average interest-earning assets.

Comparison of Financial Condition at December 31, 1998 and December 31, 1997

         Total assets increased $1.5 million, or 6.6%, from $22.4 million at December 31, 1997 to $23.9 million at December 31, 1998.

         Loans receivable increased slightly from December 31, 1997 to December 31, 1998 as originations exceeded repayments for the period by approximately $888,000. Our market area has experienced an increase in refinancing activity during this period. While the proceeds from the conversion initially were invested in short-term investment securities, over time we expect to use the proceeds to increase our loans receivable.

         Investment securities decreased from December 31, 1997, to December 31, 1998, by $773,000 due to the repayment of principal and the premium amortization in the amount of $1.3 million. During the year we purchased $559,000 new mortgage-backed securities.

         Total deposits decreased by $100,000 from $20 million at December 31, 1997 to $19.9 million at December 31, 1998. The decrease was primarily due to existing customers using their savings accounts to purchase stock during the conversion.

         Our equity increased $1,741,000 from $1,642,000 at December 31, 1997 to $3,383,000 at December 31, 1998. The increase was due to $195,000 of net income and $1,546,000 net proceeds from the conversion.

Comparison of Results of Operations for the Years Ended December 31, 1998, 1997 and 1996

         Net income was $195,000 for the year ended December 31, 1998 compared to $164,000 for the year ended December 31, 1997 and $77,000 for the year ended December 31, 1996. The lower net income in 1996 was primarily attributable to the special assessment paid to the SAIF of $123,000 ($75,000 after taxes). Net income for 1998 resulted in a return on average assets of .84% compared to .74% and .04% for 1997 and 1996, respectively.

         Interest Income: Interest income totaled $1.7 million, $1.7 million and $1.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. The average yield on interest-earning assets in 1996 was 7.7%, increased slightly in 1997 to 7.8% and decreased slightly to 7.6% in 1998 due to a slight decrease in market interest rates for investment securities. The increase in 1997 was due to an overall increase in the market interest rates in all categories of interest-earning assets. The average balance of interest-earning assets increased $1.1 million in 1998 and $400,000 in 1997.

         Our primary source of interest income for the three-year period ended December 31, 1998 was from loans receivable. Interest income from loans receivable was $1.4 million, $1.3 million and $1.2 million for the years ended December 31, 1998, 1997 and 1996, respectively.

The average balances of loans receivable also increased during the period with a $876,000 increase in 1998, a $1.1 million increase in 1997 and a $678,000 increase in 1996 due to increase loan demand in our market area. Interest income on investment securities decreased in 1998 by $16,000 due to a slight decrease in average rates, and decreased in 1997 by $31,000 due to a decrease in the average balance of $513,000.

         Interest Expense: Interest on deposits decreased by $11,350 or 1.25% in 1998 after increasing by $2,000 or .02% in 1997 compared to the respective prior periods. The decrease in 1998 was due to a decline in the average rate paid to 4.39% from 4.52% and to a $127,000 or .6% decline in the average balance. The average rate paid also declined in 1997 compared to 1996, but this decline was offset by a $180,000 or .9% increase in the average balance. The average balance of lower rate passbooks and NOW accounts has increased during 1998, while the average balance of money market deposit accounts and certificates of deposits has generally declined.

         Interest on advances from the Federal Home Loan Bank increased by $9,700 or 138% over 1997 due to the fact the Association utilized advances in 1998 to purchase mortgage-backed securities and certificates of deposits in other financial institutions. No borrowed money in 1996 was used.

         Net Interest Income: Net interest income was $821,000, $774,000 and $737,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The increases in net interest income reflect an increase in our interest rate spread from 3.17% for 1996 to 3.24% for 1997 and to 3.19% for 1998, coupled with a slight increase in average interest-earning assets over average interest-bearing liabilities each year. Our net interest margin was 3.59%, 3.55% and 3.46% for the years ended December 31, 1998, 1997 and 1996.

         Provisions for Loan Losses: The net provision for loan losses was $21,000 in 1998, which increased our allowance for loan losses to $412,000 or 2.3% of the loan portfolio. In 1997, the net provision for loan losses was $42,000, which increased our allowance for loan losses to $404,000 or 2.4% of the loan portfolio and in 1996, the provision was $39,000 which increased our allowance for loan losses to $362,000 or 2.4% of the loan portfolio. With non-performing assets at December 31, 1998, 1997 and 1996 being $241,000, $332,000 and $270,000, our analysis of the provision for loan losses led to the conclusion that the allowance for loan losses was sufficient to meet the modest charge-off and the current asset quality of the loan portfolio.

         Noninterest Income: Noninterest income for the years ended December 31, 1998, 1997 and 1996 was $101,000, $98,000 and $131,000, respectively.
Noninterest income consisted primarily of customer service fees related to customers' deposit accounts and loan service charges. Noninterest income decreased from 1996 to 1997 primarily due to the disposition of the investment in a captive life insurance company in 1996.

         Noninterest Expense: Noninterest expense for the years ended December 31, 1998, 1997 and 1996 was $604,000, $568,000 and $703,000, respectively. The decrease in noninterest expense in 1997 was primarily due to the special SAIF assessment paid in 1996. Excluding the effects of such one-time assessment, total noninterest expense would have decreased by $12,000 or 2.1% in 1997 compared to 1996, primarily due to decreases in regular deposit insurance premiums and in professional, data processing and other miscellaneous expenses partially offset by an increase in compensation and benefits expense. The increase in noninterest expense in 1998 was $36,000 or 6.3% over 1997, primarily due to an increase in compensation and benefits, data processing, office supplies and postage and other expenses. Compensation and benefits were higher because of overall wage increases, as well as the addition of a part-time employee and increased benefit costs. Data processing increased due to $4,500 costs for a year 2000 test and an increase in monthly service charges. Office supplies and postage increased by $6,000 due primarily to an increase in mailing due to the conversion and additional supplies used during the conversion. Other expenses increased by $6,000 due to an increase in employee expense by $2,600 due to the employees attending more seminars, increase in telephone expense by $1,300, increase in loan expense by $1,100 and an increase in supervisory examination by $1,000.

         Our operating efficiency, measured by our efficiency ratios (noninterest expense divided by the total of net interest income and noninterest income), was 65.5%, 65.1% and 86.0% for the years ended December 31, 1998, 1997 and 1996, respectively. The higher operating efficiency ratio for 1996 was due to the inclusion of the special assessment for deposit insurance in noninterest expense of $123,000. Excluding this special assessment, our adjusted operating efficiency ratio for 1996 would have been 66.8%. The adjusted ratios of noninterest expense to average total assets ratio (excluding the SAIF special assessment) were 2.6%, 2.6% and 2.7% for the years ended December 31, 1998, 1997 and 1996, respectively. We expect our noninterest expenses for compensation and other operating expenses will increase, particularly when the ESOP expense is recognized for a full year and if our holding company's management recognition plan is implemented.

         Income Taxes: Our effective tax rate varied for each of the three years ended December 31, 1998. Our effective tax rate was 34%, 37% and 56% for the years ended December 31, 1998, 1997 and 1996, respectively. The 1996 effective tax rate was higher than anticipated primarily due to the effect of changes in the methods required to be used to calculate bad debt tax deductions. See Note J of the Notes to Consolidated Financial Statements.

Sources of Capital and Liquidity

         We have historically maintained substantial levels of capital. The assessment of capital adequacy depends on several factors, including asset quality, earnings trends, liquidity and economic conditions. We seek to maintain high levels of regulatory capital to give us maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. These levels of capital have been achieved through consistent earnings enhanced by low levels of noninterest expense and have been maintained at those high levels as a result of our policy of moderate growth generally confined to our market area. At December 31, 1998, we exceeded all current regulatory capital requirements and met the definition of a "well-capitalized" institution. See Note O of the Notes to Consolidated Financial Statements.

         The primary business of our holding company is holding the stock of the Association. The net proceeds of the Conversion retained by our holding company on September 30, 1998 have provided sufficient funds for its initial operations. Our holding company's primary sources of liquidity in the future will be dividends paid by the Association, repayment of the ESOP loan and income from investments in securities and other financial institutions. We are subject to certain regulatory limitations with respect to the payment of dividends to our holding company.

         We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the discretion of the OTS depending on economic conditions and deposit outflows, is based upon a percentage of deposits and, if any, short-term borrowings. At December 31, 1998, current OTS regulations required that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. At December 31, 1998, our liquidity, as measured for regulatory purposes, was 17.46% or $2.7 million in excess of the minimum OTS liquidity requirement of 4%. We seek to maintain a relatively high level of liquidity in order to retain flexibility in terms of lending and investment opportunities and deposit pricing, and in order to meet funding needs of deposit outflows and loan commitments. Historically, we have been able to meet our liquidity demands through internal sources of funding.

         Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, we derive funds from payment of principal and interest on loans and investment securities. While scheduled principal and interest payments on loans and investment securities are a relatively predictable source of funds, deposit flows and loan and investment securities prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. We do not solicit deposits outside of our market area through brokers or other financial institutions.

         We have also designated certain securities as available for sale in order to meet liquidity demands. At December 31, 1998, we had designated securities with a fair value of $1.8 million as available for sale. In addition to internal sources of funding, we are a member of the Federal Home Loan Bank of Dallas and have substantial borrowing authority with the Federal Home Loan Bank of Dallas. Our use of a particular source of funds is based on need, comparative total costs and availability.

         At December 31, 1998, we had outstanding approximately $442,000 in commitments to originate loans and unused lines of credit. At the same date, the total amount of certificates of deposit which were scheduled to mature in one year or less was $9.7 million. We anticipate that we will have resources to meet our current commitments through internal funding sources described above. Historically, we have been able to retain a significant amount of our deposits as they mature.

Impact of Inflation and Changing Prices

         The financial statements and related notes appearing elsewhere in this report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Virtually all of our assets and liabilities are monetary. As a result, changes in interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

         The following are recently issued accounting standards which we have yet to adopt. For information about recent accounting standards which we have adopted, see the Notes to Consolidated Financial Statements in this report.

         The Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting of Derivative Instruments and Hedging Activities, which establishes additional accounting and reporting standards for derivative instruments embedded in other contracts and hedging activities. We do not currently have any financial instruments that meet the standard's definition of a derivative. Consequently, the provisions of this pronouncement will not materially affect our consolidated financial position or results of operations.

                    [LETTERHEAD L.A. CHAMPAGNE & CO., L.L.P.

                          INDEPENDENT AUDITOR'S REPORT


     Shareholders and Directors
      IBL Bancorp, Inc.

     We have audited the accompanying consolidated statements of financial condition of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association, as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, changes in shareholders'equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Notes A and S, IBL Bancorp, Inc. was formed in 1998 as the holding company for The Iberville Building and Loan Association which was acquired by the Bancorp under a plan for business reorganization of entities under common control carried out in a manner similar to a pooling of interest. The accompanying financial statements for 1998 are based on the assumption that the Bancorp and the Association were combined for the full year, and the 1997 financial statements have been restated to give effect to the combination.

     As discussed in Note P, the 1997 financial statements have been restated to present comprehensive income as required under the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The financial statements have also been restated to reflect adjustments in the computation of deferred income taxes, and to include information regarding the fair value of financial instruments as required by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments.


     /s/L.A. Champagne & Co., L.L.P.
     -------------------------------
     L.A. Champagne & Co., L.L.P.
     January 13, 1999

                                                     IBL BANCORP, INC.
                                      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                                December 31, 1998 and 1997
                                                                                                          1997
                                                                                                       (Restated -
                                                                                 1998                    Note P)
                                                                             ------------            ------------
ASSETS
Cash and amounts due from depository institutions.............               $    177,068            $    142,714
Interest-bearing deposits in other institutions...............                  1,681,430                 967,494
                                                                             ------------            ------------
  Total cash..................................................                  1,858,498               1,110,208
                                                                             ------------            ------------
Time deposits.................................................                    795,000                      -
                                                                             ------------            ------------
Investment securities held-to-maturity (estimated market
 value $15,085 in 1997)......................................                           -                  15,152
Mortgage-backed securities held-to-maturity (estimated
 market value $2,116,824 and $2,374,282)......................                  2,122,507               2,385,948
Mortgage-backed securities available-for-sale (amortized
 cost $1,454,057 and $1,943,217)..............................                  1,453,613               1,947,685
                                                                             ------------            ------------
  Total investment securities.................................                  3,576,120               4,348,785
                                                                             ------------            ------------
Loans receivable..............................................                 17,620,600              16,722,127
Less allowance for loan losses................................                    411,621                 403,768
                                                                             ------------            ------------
  Loans receivable, net.......................................                 17,208,979              16,318,359
                                                                             ------------            ------------
Premises and equipment, net...................................                    154,179                 163,330
Federal Home Loan Bank stock, at cost.........................                    170,800                 363,100
Accrued interest receivable...................................                     74,242                  80,394
Other assets..................................................                     40,200                  10,822
                                                                             ------------            ------------
  Total assets.................................................              $ 23,878,018            $ 22,394,998
                                                                             ============            ============

                                                     IBL BANCORP, INC.
                                      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                                December 31, 1998 and 1997
                                                                                                          1997
                                                                                                       (Restated -
                                                                                 1998                    Note P)
                                                                             ------------            ------------
LIABILITIES AND EQUITY
Deposits......................................................               $ 19,898,684            $ 20,026,417
Advances from Federal Home Loan Bank..........................                    495,000                 610,000
Advances by borrowers for taxes and insurance.................                     12,781                  15,004
Federal income taxes payable..................................                     39,388                  47,657
Other liabilities and deferrals...............................                     49,570                  73,960
                                                                             ------------            ------------
  Total liabilities............................................                20,495,423              20,773,038
                                                                             ------------            ------------
Commitments and contingencies.................................                          -                       -
                                                                             ------------            ------------
Preferred stock $.01 par, 2,000,000 shares authorized.........                          -                       -
Common stock - $.01 par, 5,000,000 shares authorized,
 210,870 shares issued .......................................                      2,109                       -
Additional paid-in capital....................................                  1,740,254                       -
Unearned ESOP shares..........................................                   (165,971)                      -
Retained earnings - substantially restricted..................                  1,806,496               1,619,011
Accumulated other comprehensive income (loss).................                       (293)                  2,949
                                                                             ------------            ------------
  Total equity................................................                  3,382,595               1,621,960
                                                                             ------------            ------------
  Total liabilities and equity................................               $ 23,878,018            $ 22,394,998
                                                                             ============            ============

The accompanying notes are an integral part of these financial statements.

                                                     IBL BANCORP, INC.
                                             CONSOLIDATED STATEMENTS OF INCOME
                                                 AND COMPREHENSIVE INCOME
                                          Years ended December 31, 1998 and 1997

                                                                                               1997
                                                                                             Restated -
                                                                              1998             Note P)
                                                                           -----------      -----------
INTEREST INCOME
Loans....................................................                  $ 1,407,096      $ 1,346,487
Mortgage-backed securities...............................                      223,105          258,333
FHLB stock and other securities..........................                       13,353           20,880
Deposits.................................................                       92,613           65,009
                                                                           -----------      -----------
  Total interest income..................................                    1,736,167        1,690,709
                                                                           -----------      -----------
INTEREST EXPENSE
Deposits
 Interest-bearing demand deposit accounts................                       87,811           69,005
 Passbook savings accounts...............................                      103,940           90,325
 Certificate of deposit accounts.........................                      706,649          750,420
                                                                           -----------      -----------
  Total interest on deposits.............................                      898,400          909,750
Advances from Federal Home Loan Bank.....................                       16,700            7,003
                                                                           -----------      -----------
  Total interest expense.................................                      915,100          916,753
                                                                           -----------      -----------
  Net interest income....................................                      821,067          773,956
Provision for losses on loans............................                       20,926           42,147
                                                                           -----------      -----------
NET INTEREST INCOME AFTER PROVISION FOR
 LOSSES ON LOANS.........................................                      800,141          731,809
                                                                           -----------      -----------
NON-INTEREST INCOME
Service charges on deposit accounts......................                       86,834           70,888
Other....................................................                       14,023           27,135
                                                                           -----------      -----------
  Total non-interest income..............................                      100,857           98,023
                                                                           -----------      -----------
NON-INTEREST EXPENSES
Compensation and benefits................................                      332,770          316,209
Occupancy ...............................................                       27,662           32,133
Furniture and equipment .................................                       26,896           26,822
Deposit insurance premium................................                       12,323           10,347
Data processing..........................................                       70,946           57,305
Legal and other professional.............................                       17,289           24,105
Advertising..............................................                       15,720           12,340
Office supplies and postage..............................                       31,518           25,763
Other general and administrative.........................                       68,825           62,930
                                                                           -----------      -----------
  Total non-interest expenses............................                      603,949          567,954
                                                                           -----------      -----------

Continued

                                                                                               1997
                                                                                             Restated -
                                                                              1998             Note P)
                                                                             ---------        ---------
INCOME BEFORE PROVISION FOR INCOME TAXES.................                    $ 297,049        $ 261,878
PROVISION FOR INCOME TAXES...............................                      101,656           98,134
                                                                             ---------        ---------
NET INCOME...............................................                    $ 195,393        $ 163,744
                                                                             =========        =========
Basic earnings per share.................................                    $    1.01        $       -
                                                                             =========        =========
COMPREHENSIVE INCOME
Net income...............................................                    $ 195,393        $ 163,744
Other comprehensive income
  Unrealized holding gains (losses) on
   securities arising during the period..................                       (4,912)           6,745
  Income tax expense (benefit) related to
   unrealized holding gains (losses).....................                       (1,670)           2,463
                                                                             ---------        ---------

Other comprehensive income (loss), net of
  tax effects............................................                       (3,242)           4,282
                                                                             ---------        ---------

Comprehensive income.....................................                    $ 192,151        $ 168,026
                                                                             =========        =========

The accompanying notes are an integral part of these financial statements

                                                IBL BANCORP, INC.
                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                     Years ended December 31, 1998 and 1997


                                                                                                    Retained
                                                                                                    Earnings
                                                                Additional          Unearned        Substan-
                                                  Common         Paid  In             ESOP            tially
                                                  Stock           Capital            Shares         Restricted
                                                ---------       -----------         ----------      -----------
BALANCE, DECEMBER 31, 1996, AS PREVIOUSLY
 REPORTED................................        $      -       $         -        $         -      $ 1,477,100
Prior period adjustment..................               -                 -                  -          (21,833)
                                                ---------       -----------         ----------      -----------

BALANCE, DECEMBER 31, 1996, AS RESTATED..               -                 -                  -        1,455,267
COMPREHENSIVE INCOME

Net income, as restated..................               -                 -                  -          163,744
Other comprehensive income, net of tax
  Unrealized losses on securities........               -                 -                  -                -
                                                ---------       -----------         ----------      -----------

BALANCE, DECEMBER 31, 1997 (RESTATED)....       $       -       $         -         $        -      $ 1,619,011
                                                =========       ===========         ===========     ===========
BALANCE, DECEMBER 31, 1997 AS PREVIOUSLY
 REPORTED................................       $       -       $         -         $        -      $ 1,638,709

Prior period adjustment..................               -                 -                  -          (19,698)
                                                ---------       -----------         ----------      -----------

BALANCE, DECEMBER 31, 1997, AS RESTATED..               -                 -                  -        1,619,011
                                                =========       ===========         ===========     ===========
COMPREHENSIVE INCOME
Net income...............................               -                 -                  -          195,393
Other comprehensive income, net of tax
  Unrealized losses on securities........               -                 -                  -                -
                                                ---------       -----------         ----------      -----------
  Comprehensive income...................                                                             1,814,404
Issuance of common stock.................           2,109         1,740,254                  -                -
Acquisition of unearned ESOP shares......               -                 -           (168,690)               -
ESOP shares released for allocation......               -                 -              2,719                -
Dividends................................               -                 -                  -           (7,908)
                                                ---------       -----------         ----------      -----------
BALANCE, DECEMBER 31, 1998...............       $   2,109       $ 1,740,254         $ (165,971)     $ 1,806,496
                                                =========       ===========         ===========     ===========

                                                Accumulated
                                                   Other
                                                  Compre-
                                                  hensive          Total
                                                  Income          Equity
                                                 --------       -----------
BALANCE, DECEMBER 31, 1996, AS PREVIOUSLY
 REPORTED................................        $ (1,333)      $ 1,475,767
Prior period adjustment..................               -           (21,833)
                                                 --------       -----------

BALANCE, DECEMBER 31, 1996, AS RESTATED..          (1,333)        1,453,934
COMPREHENSIVE INCOME

Net income, as restated..................               -           163,744
Other comprehensive income, net of tax
  Unrealized losses on securities........           4,282             4,282
                                                 --------       -----------

BALANCE, DECEMBER 31, 1997 (RESTATED)....         $ 2,949       $ 1,621,960
                                                 ========       ===========

BALANCE, DECEMBER 31, 1997 AS PREVIOUSLY
 REPORTED................................         $ 2,949       $ 1,641,658

Prior period adjustment..................               -           (19,698)
                                                 --------       -----------

BALANCE, DECEMBER 31, 1997, AS RESTATED..           2,949         1,621,960
COMPREHENSIVE INCOME
Net income...............................               -           195,393
Other comprehensive income, net of tax
  Unrealized losses on securities........          (3,242)           (3,242)
                                                 --------       -----------
  Comprehensive income...................            (293)        1,814,111
Issuance of common stock.................               -         1,742,363
Acquisition of unearned ESOP shares......               -          (168,690)
ESOP shares released for allocation......               -             2,719
Dividends................................               -            (7,908)
                                                 --------       -----------
BALANCE, DECEMBER 31, 1998...............        $   (293)      $ 3,382,595
                                                 ========       ===========





The accompanying notes are an integral part of these financial statements.

                                               IBL BANCORP, INC.
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     Years ended December 31, 1998 and 1997
                                                                                                        1997
                                                                                                    (Restated -
                                                                                    1998               Note P)
                                                                               -----------          -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ...........................................................         $   195,393          $   163,744
                                                                               -----------          -----------
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation .......................................................              22,394               23,031
  Provision for loan losses ..........................................              20,925               42,147
  ESOP contribution ..................................................               2,719                    -
  Provision for deferred federal income tax (tax credit) .............             (36,354)                (432)
  Amortization of net premium on investment and mortgage
   backed securities .................................................              27,604               18,106
  Net discount charged on installment loans ..........................              40,692               28,265
  Net loan fees deferred .............................................               1,865                1,975
  Deferred profit recognized on sale of real estate ..................                 (85)                 (76)
  Stock dividends from Federal Home Loan Bank ........................             (12,700)             (20,700)
  Net decrease (increase) in interest receivable .....................               6,152               (3,126)
  Net decrease (increase) in other assets ............................              (7,734)              22,599
  Net increase (decrease) in interest payable ........................               4,704              (10,998)
  Net increase (decrease) in  income taxes payable ...................              (8,269)              47,657
  Net increase (decrease) in other liabilities .......................             (15,833)              16,548
                                                                               -----------          -----------
    Total adjustments ................................................              46,080              164,996
                                                                               -----------          -----------

Net cash provided by operating activities ............................             241,473              328,740
                                                                               -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans receivable .....................................            (954,102)          (1,196,543)
Purchases of securities availableforsale .............................            (119,776)            (762,465)
Principal payments received on mortgagebacked securities
 available-for-sale ..................................................             593,732              242,415
Purchases of securities heldtomaturity ...............................            (438,975)            (154,850)
Maturity of U.S. Government obligation ...............................              15,152                    -
Proceeds from sale of Federal Home Loan Bank stock ...................             205,000                    -
Principal payments received on mortgagebacked securities
 held-to-maturity ....................................................             690,016              491,701
Purchases of office property and equipment ...........................             (13,243)             (14,705)
Certificates of deposits acquired ....................................            (795,000)                   -
                                                                               -----------          -----------

Net cash used in investing activities ................................            (817,196)          (1,394,447)
                                                                               -----------          -----------

Continued . . .
                                       22

                                                                                                        1997
                                                                                                     (Restated -
                                                                                    1998                Note P)
                                                                               -----------          -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in deposit accounts..............................                 $   (132,437)        $  (240,909)
Net decrease in advances by borrowers for taxes
 and insurance................................................                       (2,223)             (1,676)
Advances from Federal Home Loan Bank..........................                      495,000             695,000
Repayment of advances from Federal Home Loan Bank.............                     (610,000)            (85,000)
Net proceeds from sale of common stock........................                    1,573,673                   -
                                                                               ------------         -----------

Net cash provided by financing activities.....................                    1,324,013             367,415
                                                                               ------------         -----------


NET INCREASE (DECREASE) IN CASH...............................                      748,290            (698,292)
Cash-beginning of year........................................                    1,110,208           1,808,500
                                                                               ------------         -----------
Cash-end of year..............................................                 $  1,858,498         $ 1,110,208
                                                                               ============         ===========


The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


A:       SIGNIFICANT ACCOUNTING POLICIES

         Nature of operations
         IBL Bancorp, Inc.(Bancorp) was organized as a Louisiana corporation on June 16, 1998. The Bancorp was essentially inactive until September 30, 1998, when it acquired The Iberville Building and Loan Association (Association) under a plan for business reorganization of entities under common control carried out in a manner similar to a pooling of interest. The Association became a wholly owned subsidiary of the Bancorp through the exchange of all of its stock then outstanding. The accompanying financial statements for 1998 are based on the assumption that the Bancorp and the Association were combined for the full year, and the financial statements of prior years have been restated to give effect to the combination.

         The Association is a state chartered financial institution whose deposits are insured by the Federal Deposit Insurance Corporation
         (FDIC). It is subject to regulation of the Office of the Comptroller of the Currency, the Office of Thrift Supervision, and the Office of Financial Institutions for the State of Louisiana. The Association provides a variety of banking services to individuals and businesses. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are real estate mortgage loans. The Association primarily serves the parishes of Iberville and West Baton Rouge from its only office location in Plaquemine, Louisiana.

         Principles of consolidation
         The accompanying consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Association. In consolidation, intercompany accounts and transactions have been eliminated.

         Basis of financial statement presentation
         The accounting and reporting policies followed by the Bancorp and the Association are in accordance with generally accepted accounting principles and conform to general practices within the savings and loan industry. The more significant of the principles used in preparing the financial statements are briefly described below.

         Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and real estate owned. A majority of the Association's loan portfolio consists of single-family residential loans in Iberville and West Baton Rouge parishes. The ultimate collectibility of a substantial portion of the Association's loan portfolio is susceptible to changes in local economic conditions.

         While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for losses on loans and foreclosed real estate. Such agencies may require the Association to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

         Investment securities
         Trading securities - Debt securities and equity securities with readily determinable fair values that are acquired with the intention of being resold in the near term are classified as trading securities and are recorded at their fair values. Realized and unrealized gains and losses on trading account securities are recognized in current earnings. The Association does not currently hold any securities for trading purposes.

         Securities held-to-maturity - Debt securities which the Association both positively intends and has the ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity.

         Securities available-for-sale - Securities not meeting the criteria of either trading securities or securities held to maturity are classified as available for sale and carried at fair value.

         Unrealized holding gains and losses for these securities are recognized, net of related tax effects, as a separate component of comprehensive income and equity. Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method based on original cost. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

         Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

         Loans receivable
         Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan-origination fees.

         Interest on consumer loans with maturities of sixty months or less made on a discount basis is recognized and included in interest income using the sum-of-the-months-digits method over the term of the loan. Interest on all other loans is accrued periodically based on the principal balance outstanding. Interest accrued on such loans is included in accrued interest receivable.

         When, in the judgement of management, collection of accrued interest on a loan becomes doubtful, or when a loan becomes ninety days delinquent, further accrual of interest income is suspended and the loan is placed on a non-accrual status. Interest accrued on such loans during the current year, but uncollected, is reversed against operations. Subsequent payments are generally applied to reduce the principal amount outstanding.

         Loans determined to be impaired under the provisions of Statement of Accounting Standards (SFAS) No. 114, Accounting by Creditors for
         Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures are carried at either the discounted present value of expected future cash flows or the fair value of underlying collateral if the loan is collateral dependent. A loan is considered impaired when it is probable that principal and interest will not be collected under the terms of the loan. All nonaccrual loans are considered impaired. The provisions of SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans including certain smaller balance home equity and improvement loans and other consumer loans that are collectively evaluated for impairment. Losses on impaired loans are included in the allowance for loan losses.

         Allowance for losses
         It is the Association's policy to provide a valuation allowance for estimated losses on loans. Various factors including the composition of the loan portfolio, past loan loss experience, current economic conditions and a specific provision for impaired loans provide a basis for management's determination of the amount of the valuation allowance for loan losses. Additions to the allowance are charged against current operations. Loans or portions of loans, including impaired loans, deemed to be uncollectible are charged off against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

         Loan origination fees
         Loan origination fees and certain direct costs of underwriting and closing loans are deferred and amortized to income over the life of the related loans using the level yield method.

         Real estate acquired in settlement of loans
         Real estate acquired in settlement of loans is recorded at the lower of cost, that is, the balance of the loan, or its estimated fair value on the date acquired. Capital improvements made thereafter to facilitate sale are added to the carrying value, and adjustments are made to reflect declines, if any, in net realizable values below the recorded amounts. Costs of holding real estate acquired in settlement of loans are reflected in income currently. Gains and losses realized on sales of such real estate are reflected in current income based on the property's initial recorded value plus capital improvements.

         When sales of real estate are facilitated by financing, the adjusted sales price is determined to be the sum of the cash proceeds, if any, and the discounted present value of the loan. Gains and losses are determined with reference to the adjusted sales price, and are recognized currently except in certain circumstances when the cash paid in is deemed insufficient, in which case, any gains resulting from the sale are deferred and recognized as the debt principal is recognized.

         Premises and equipment
         Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis or under various accelerated methods over estimated useful lives as follows:

                  Office building........................... 30-40 years
                  Furniture, fixtures and equipment.........  5-10 years

         Costs of major additions are capitalized while repair and maintenance costs are charged to operations as incurred.

         Recognition of FHLB stock dividends
         In accordance with current industry practice, stock dividends from the FHLB are recorded as income when declared based upon a par value of $100 per share for the number of shares issued.

         Income taxes
         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes which are determined under the liability method.

         Deferred taxes are related primarily to the differences between the financial and income tax bases of certain assets and liabilities including accumulated depreciation on premises and equipment, deferred loan fees and costs, interest discount and accruals, allowances for losses on loans, Federal Home Loan Bank stock, and deferred gain on property sales. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Cash flows
         Cash consists of cash and interest-earning deposits due from other financial institutions. For purposes of the statement of cash flows, the Association considers highly liquid deposits including certificates of deposits with maturities of three months or less when purchased to be "cash." All other deposits, debt securities and investments regardless of maturities are classified as time deposits or investment securities.

         Off-balance-sheet financial instruments
         In the ordinary course of business the Association enters into transactions that produce off-balance-sheet financial instruments consisting of letters of credit and other commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

         Loan servicing
         None of the Association's loan servicing rights was obtained after December 15, 1995. Consequently, the cost of loan servicing rights has not been capitalized.

         Advertising
         The Association expenses advertising costs as they are incurred. Advertising expense is reflected in the accompanying statements of income and comprehensive income.

B:       LOANS RECEIVABLE

         Loans receivable as of December 31, 1998 and 1997 consisted of the following:

                                                             1998            1997
                                                         -----------     -----------
First mortgage loans
 Single-family residential..........................     $12,488,381     $11,531,849
 Construction ......................................         692,000         420,000
 Commercial real estate ............................         896,156         942,556
 Land ..............................................         237,977         271,163
                                                         -----------     -----------
                                                          14,314,514      13,165,568
Less: undisbursed loans in process .................         650,000         260,145
          deferred loan fees .......................           9,102           7,237
          allowance for losses .....................         358,524         337,524
                                                         -----------     -----------
Net first mortgage loans ...........................      13,296,888      12,560,662
                                                         -----------     -----------
Home equity and improvement loans ..................       1,004,651       1,172,307

Share loans ........................................         617,093         785,886

Other consumer and single-pay loans ................       2,572,722       2,054,334
Less: unearned discount ............................         229,278         188,586
                                                         -----------     -----------
Net other consumer loans ...........................       2,343,444       1,865,748
                                                         -----------     -----------
Total consumer loans ...............................       3,965,188       3,823,941
Less: allowance for losses .........................          53,097          66,244
                                                         -----------     -----------
Net consumer loans .................................       3,912,091       3,757,697
                                                         -----------     -----------

Net loans receivable................................     $17,208,979     $16,318,359
                                                         ===========     ===========

         At December 31, 1998 and 1997, unpaid balances of impaired loans upon which the accrual of interest had been suspended, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to $241,731 and $331,771, respectively. None of the allowance for loan losses related to impaired loans at December 31, 1998 and $62,173 of the allowance at December 31, 1997, related to impaired loans. Interest income on impaired loans of $51,475 and $28,864 was recognized for cash payments received in 1998 and 1997, respectively. The average recorded investment in impaired loans for those periods was $255,275 and $301,037, respectively.

         The Association is not committed to lend additional funds to debtors whose loans have been classified as nonperforming.

         At December 31, 1998 and 1997, the directors and officers (related parties) owed the Association $474,853 and $507,705, respectively.

         During the years ended December 31, 1998 and 1997, new loans to such related parties amounted to $47,465 and $98,500, respectively. Principal repayments by such related parties amounted to $80,317 and $50,895 for the years ended December 31, 1998 and 1997, respectively. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with others. These loans do not involve more than a normal risk of collectibility or carry other terms unfavorable to the Association.

C:       ALLOWANCE FOR LOSSES

         A summary of the changes in the allowance for loan losses for the years ended December 31, 1998 and 1997, is as follows:

                                                            1998              1997
                                                         ---------         ---------
         Balance - beginning of year.................    $ 403,768         $ 361,857
         Provision for loan losses...................       20,925            42,147
         Charge-offs.................................      (13,147)           (2,089)
         Recoveries..................................           75             1,853
                                                         ---------         ---------
                                                         $ 411,621         $ 403,768
                                                         =========         =========

         There were no other real estate holdings or related allowance for real estate losses for the years ended December 31, 1998 and 1997.


D:       PREMISES AND EQUIPMENT

         Premises and equipment as of December 31, 1998 and 1997 are summarized by major classifications as follows:

                                                         1998             1997
                                                       --------         --------
Land .........................................         $ 22,416         $ 22,416
Office building ..............................          261,578          255,262
Furniture, fixtures and equipment ............          160,327          171,138
                                                       --------         --------
                                                        444,321          448,816
Less: accumulated depreciation ...............          290,141          285,486
                                                       --------         --------
                                                       $154,180         $163,330
                                                       ========         ========
                                                         1998             1997
                                                       -------          --------
Depreciation expense .........................         $22,394          $ 23,031
                                                       =======          ========


E:       INVESTMENT SECURITIES

         The amortized cost and estimated market value of investments in securities are as follows as of December 31, 1998 and 1997:

                                                                              Gross            Gross           Estimated
                                                          Amortized        Unrealized       Unrealized          Market
                                                            Cost             Gains            Losses            Value
                                                         ------------        ---------        -----------     -----------
         Securities Available-for-sale:
         December 31, 1998
         Mortgage-backed securities
          FNMA.......................................... $  1,347,574        $   3,182        $     3,406     $ 1,347,350
          GNMA..........................................      106,483                -                220         106,263
                                                         ------------        ---------        -----------     -----------
                                                         $  1,454,057        $   3,182        $     3,626     $ 1,453,613
                                                         ============        =========        ===========     ===========
         December 31, 1997

         Mortgage-backed securities
          FNMA...........................................$  1,943,217        $   8,696        $     4,228     $ 1,947,685
                                                         ============        =========        ===========     ===========
         Securities to be Held-to-Maturity:
         December 31, 1998

         Mortgage-backed securities
          FNMA...........................................$  1,402,165        $   4,510        $    12,374     $ 1,394,301
          GNMA...........................................     119,337            1,152                  -         120,489
          FHLMC..........................................     601,005            3,848              2,819         602,034
                                                         ------------        ---------        -----------     -----------
                                                         $  2,122,507        $   9,510        $    15,193     $ 2,116,824
                                                         ============        =========        ===========     ===========
         December 31, 1997

         U.S.Treasury securities and
          obligations of U.S. government
          corporations and agencies......................$     15,152        $       -        $        67     $    15,085
                                                         ------------        ---------        -----------     -----------
         Mortgage-backed securities
          FNMA...........................................   1,173,209            5,945             17,772       1,161,382
          GNMA...........................................     162,842            2,893                136         165,599
          FHLMC..........................................   1,049,897            8,289             10,885       1,047,301
                                                         ------------        ---------        -----------     -----------
                                                            2,385,948           17,127             28,793       2,374,282
                                                         ------------        ---------         ----------     -----------
                                                         $  2,401,100        $  17,127         $   28,860     $ 2,389,367
                                                         ============        =========         ==========     ===========

                                       31

         The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 1998 and 1997:

            December 31, 1998
                                                                        Weighted
                                                                         Average                Amortized               Fair
                                                                          Yield                    Cost                 Value
                                                                          -----                -----------          -----------
            Available-for-Sale
            ------------------
               Due in one year or less..................................   6.62%               $   115,237          $   116,082
               Due from one to five years...............................      -                          -                    -
               Due from five to ten years...............................      -                          -                    -
               Due after ten years......................................   6.21%                 1,338,820            1,337,531
                                                                                               -----------          -----------
                                                                           6.25%               $ 1,454,057          $ 1,453,613
                                                                                               ===========          ===========
            Held-to-Maturity
            ----------------
               Due in one year or less..................................   7.80%               $    37,474          $    37,804
               Due from one to five years...............................   4.71%                   456,042              453,864
               Due from five to ten years...............................   5.71%                   449,367              450,013
               Due after ten years......................................   6.08%                 1,179,624            1,175,143
                                                                                               -----------          -----------
                                                                           5.74%               $ 2,122,507          $ 2,116,824
                                                                                               ===========          ===========
            December 31, 1997
            -----------------

            Available-for-Sale
            ------------------
               Due in one year or less..................................       -               $         -          $         -
               Due from one to five years...............................   6.58%                   242,642              244,434
               Due from five to ten years...............................       -                         -                    -
               Due after ten years......................................   6.66%                 1,700,575            1,703,251
                                                                                               -----------          -----------
                                                                           6.65%               $ 1,943,217          $ 1,947,685
                                                                                               ===========          ===========
            Held-to-Maturity
            ----------------
               Due in one year or less..................................   5.38%               $    17,652          $    17,584
               Due from one to five years...............................   5.94%                   352,207              348,449
               Due from five to ten years...............................   5.68%                   342,198              337,277
               Due after ten years......................................   6.33%                 1,689,043            1,686,057
                                                                                               -----------          -----------
                                                                           6.17%               $ 2,401,100          $ 2,389,367
                                                                                               ===========          ===========

         The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

         Mortgage-backed securities with a carrying amount of $484,080 and $228,133 were pledged to secure deposits as required or permitted by law at December 31, 1998 and 1997, respectively. See also note G.

F:       DEPOSITS

         An analysis of customers deposit accounts by interest rates as of December 31, 1998 and 1997 follows:

                                                            -----------1998-----------         ------------1997------------
         Balances by interest rate                            Amount           Percent             Amount          Percent
         Passbook and full-paid
          accounts 2.5% to 3.0%.............................$ 3,322,644         16.70%         $ 3,095,126           15.45%
                                                            -----------       --------         -----------         --------
         Certificates and money-
          market accounts
          4.2 to 5.7%....................................... 12,173,341         61.18%          11,914,079           59.49%
          5.8 to 6.7%.......................................  1,942,451          9.76%           2,613,125           13.05%
          6.8 to 7.7%.......................................    110,000          0.55%             110,000            0.55%
                                                            -----------       --------         -----------         --------
                                                             14,225,792         71.49%          14,637,204           73.09%
                                                            -----------       --------         -----------         --------

         Now accounts
          Non-interest bearing..............................    356,666          1.79%             403,533            2.02%
          2.3 to 3.0%.......................................  1,955,646          9.83%           1,857,322            9.27%
                                                            -----------       --------         -----------         --------
                                                              2,312,312         11.62%           2,260,855           11.29%
                                                            -----------       --------         -----------         --------
                                                             19,860,748         99.81%          19,993,185           99.83%
         Accrued interest payable...........................     37,936          0.19%              33,232            0.17%
                                                            -----------       --------         -----------         --------
                                                            $19,898,684        100.00%         $20,026,417          100.00%
                                                            ===========       ========         ===========         ========


         The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $2,417,099 and $2,089,962 at December 31,
         1998 and 1997, respectively. Deposit amounts in excess of $100,000 are not federally insured.

         Maturities of certificates of deposit accounts are as follows:

                 One year or less....................................$   9,769,390
                 Over one to two years...............................    2,787,169
                 Over two to three years.............................    1,020,140
                 Over three years....................................      649,093
                                                                     -------------
                                                                     $  14,225,792
                                                                     =============

         Interest paid on deposits during 1998 and 1997 was $901,660 and $920,214, respectively.

         Officers' and directors' savings accounts amounted to $126,138 and $376,477 at December 31, 1998 and 1997, respectively.


 G:       ADVANCES FROM FHLB AND OTHER BORROWED MONEY

         Advances from the Federal Home Loan Bank (FHLB) consisted of the following:

                            Maturity       Contract
                              Date           Rate         1998             1997
                           ----------     ----------   ----------       ----------
                              1998           5.90%     $        -       $  610,000
                              2000           4.58%        198,000                -
                              2001           4.60%         99,000                -
                              2001           4.51%         99,000                -
                              2003           4.77%         99,000                -
                                                       ----------       ----------
                                                       $  495,000      $  610,000
                                                       ==========      ==========

         At December 31, 1998, pursuant to collateral agreements with the FHLB, advances are secured by a blanket floating lien on first mortgage loans. At December 31, 1997, the advances were collateraized by pledge of certain FNMA participation certificates with outstanding principal balances net of unamortized purchase premiums and discounts of $651,309.

         Interest paid on advances from the Federal Home Loan Bank for 1998 and 1997 was $14,799 and $7,003, respectively.

H:       LOAN SERVICING

         Mortgage loans serviced for others are not included in the accom-panying statements of financial condition. The unpaid principal balances of these loans at December 31, 1998 and 1997 are summarized as follows:

                                                                     1998                  1997
                                                                  ---------             ---------
                  Mortgage loan underlying FHLMC
                   mortgage backed securities...................  $ 569,347             $ 772,342
                                                                  =========             =========

         Revenue from loan servicing was $2,877 and $3,780 for the years ended December 31, 1998 and 1997, respectively.

         Custodial  escrow balances  maintained in connection with the foregoing
loan   servicing  were  $2,562  and  $3,229  at  December  31,  1998  and  1997,
respectively.


I:       ACCRUED INTEREST RECEIVABLE

         Accrued interest receivable at December 31, 1998 and 1997 is summarized as follows:

                                                      1998         1997
                                                   ----------   ----------
         Time deposits and other
          investment securities................... $    3,970   $      260
         Mortgage-backed securities...............     20,694       28,932
         Loans receivable.........................     49,578       51,202
                                                   ----------   ----------

                                                   $   74,242   $   80,394
                                                   ==========   ==========

J:       FEDERAL INCOME TAXES

         Income tax expense for the years ended December 31, 1998 and 1997 is summarized as follows:

                                                                   1997
                                                                (Restated -
                                                      1998        Note P)
                                                   ----------   ----------
         Current...............................    $  138,010   $   98,566
         Deferred expense (benefit)............       (36,354)        (432)
                                                   ----------   ----------
                                                   $  101,656   $   98,134
                                                   ==========   ==========

         Deferred income tax assets and liabilities are reflected in the accompanying balance sheets as follows:

                                                                        1997
                                                                     (Restated -
                                                        1998            Note P )
                                                     ---------        ---------
Deferred tax liabilities .....................       $ (44,711)       $ (76,001)
Deferred tax assets ..........................       $ 123,446        $ 110,733
Deferred tax asset valuation allowance .......         (57,091)         (51,112)
                                                     ---------        ---------
Net deferred tax asset (included in
 other assets) ...............................       $  21,644
                                                     =========
Net deferred tax liability (included
 in other liabilities and deferrals) .........                        $ (16,380)
                                                                      =========

         Provision for federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:

                                                              ---------1998------------          -----------1997----------
                                                                                                   Amount
                                                                            Effective           (Restated -     Effective
                                                                Amount         Rate                Note P)         Rate
                                                              ---------      -------             ---------        -----
         Tax at statutory rate................................$ 101,997          34%             $  89,039          34%
         Increase (decrease) in taxes:
          Effect of graduated tax rates.......................        -            -                (1,970)          (1)%
         Deferred tax effect thrift
          bad debt reserve adjustment.........................        -            -                     -          -
         Other................................................     (341)           -                11,065           4%
                                                              ---------      -------             ---------        -----
                                                              $ 101,656          34%             $  98,134          37%
                                                              =========      =======             =========        =====

         The Association paid income taxes of $146,279 and $50,910 during the years ended December 31, 1998 and 1997, respectively.

         In prior years, the Association was allowed a special bad debt deduction under various income tax provisions. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than bad debt losses, they become subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 1998 and 1997 include $110,577 for which federal income tax has not been provided. The unrecorded deferred liability on these amounts was approximately $37,600. Additionally, with the repeal in 1996 of the thrift bad debt reserve method that allowed for bad debt deductions based upon a percentage of taxable income, the Association is required to recapture over a six year period the $85,465 portion of its bad debt reserves that exceeds allowable reserves under the experience method.

K:   COMMITMENTS

         The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the involvement the Association has in particular classes of financial instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Association evaluates each customer's credit worthiness on a case-by-case basis. The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instruments is represented by the contractual notional amount of those instruments.

         As of December 31, 1998 and 1997, the Association was committed to grant adjustable-rate mortgage loans with contract notional amounts of $313,500 and $518,400, respectively. Additionally, the Association held a $30,000 open letter of credit at December 31, 1998, and had issued lines of credit with contract notional amounts of the unused portion totalling $98,570 and $105,716 as of December 31, 1998 and 1997, respectively.


L:       PROFIT-SHARING PLAN

         The Association provides a non-contributory defined contribution retirement plan for all eligible employees. Contributions to the plan are based upon employee compensation at rates not to exceed 15% as determined annually by the Board of Directors. Contributions to the plan were $28,532 and $31,151 for 1998 and 1997, respectively.


M:       EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

         During 1998, the Bancorp established an employee stock ownership plan. The IBL Bancorp, Inc. Employee Stock Ownership Plan enables eligible employees of the Bancorp and the Association to share in the growth of the Bancorp through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

         The ESOP acquired 16,869 shares of Bancorp stock at $10 a share in the Bancorp's initial public offering. The acquisition was funded by a loan from the Bancorp which bears interest at 8.5% and will be repaid principally from company contributions to the ESOP over a period of ten years. The loan agreement requires quarterly

M:       EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (Continued)

         interest and principal payments of $6,303. The loan is secured by the pledge of the common stock purchased. Contributions to the ESOP must be sufficient for debt service, but the company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in the form of cash or shares of common stock.

         In the event of plan or participant termination, or upon the participant's death, disability or retirement, the Bancorp may be required to purchase, subject to certain limitations, the shares from the participants at the then fair market value.

         Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released to participants on a pro-rata basis as debt service payments are made. As the Bancorp and the Association make contributions to the ESOP sufficient to meet the principal and interest requirements on the loan, shares are released from collateral.

         The Bancorp accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by the Bancorp, but the shares pledged as collateral are reported as unearned ESOP shares on the statement of financial condition. As shares are released from collateral, the Bancorp reports compensation expense equal to the fair market value of the shares. ESOP compensation expense was $9,511 for the year ended December 31, 1998. Any excess or deficit of fair value over the cost of the ESOP shares released is recorded in the equity section of the statement of financial condition as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the statement of financial condition as a contra equity account.

         The ESOP shares as of December 31, 1998 were as follows:

                      Allocated shares...............................          -
                      Shares committed to be released................        422
                      Unreleased shares..............................     16,447
                                                                       ---------
                       Total ESOP shares.............................     16,869
                                                                       =========
                       Fair value of unreleased shares...............  $ 152,135
                                                                       =========


N:       NONCASH INVESTING AND FINANCING ACTIVITIES

         There were no noncash investing and financing activities for the years ended December 31, 1998 and 1997.

O:       REGULATORY MATTERS

         The Association is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Association and its financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines involving quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As discussed in greater detail below, as of December 31, 1998 and 1997, the Association meets the capital adequacy requirements to which it is subject.

         As of December 31, 1998 and 1997, based upon the most recent regulatory filings with OTS, the Association was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Association will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below.

         The actual and required capital amounts and ratios applicable to the Association are presented in the table below (dollars in thousands).

                                                                                                         Minimum Required
                                                                                                            To be Well
                                                                           Minimum Required              Capitalized Under
                                                                              For Capital                Prompt Corrective
                                                      Actual               Adequacy Purposes             Action Provisions
                                                 -----------------         -----------------             ------------------
                                                  Amount   Ratio            Amount     Ratio              Amount      Ratio
                                                  ------   -----            ------     -----              ------      -----
         As of December 31, 1998:
         Total risk-based capital
          (To risk-weighted assets...............$ 3,541    28.38%           $ 99       8.0%             $  1,248     10.0%
         Tier I capital
          (To risk-weighted assets)..............$ 3,383    27.12%           $ 49       4.0%                 $ 74      6.0%
         Tier I capital
          (To adjusted total assets).............$ 3,383    14.20%           $ 95       4.0%              $ 1,194      5.0%

                                                                                                         Minimum Required
                                                                                                            To be Well
                                                                           Minimum Required              Capitalized Under
                                                                              For Capital                Prompt Corrective
                                                      Actual               Adequacy Purposes             Action Provisions
                                                 -----------------         -----------------             ------------------
                                                  Amount   Ratio            Amount     Ratio              Amount      Ratio
                                                  ------   -----            ------     -----              ------      -----
         As of December 31, 1997:
         ------------------------
         Total risk-based capital
          (To risk-weighted assets...............$ 1,765     15.3%          $ 921       8.0%             $ 1,151      10.0%
         Tier I capital
          (To risk-weighted assets)..............$ 1,619     14.1%          $ 461       4.0%             $   691      6.0%
         Tier I capital
          (To adjusted total assets).............$ 1,619      7.2%          $ 896       4.0%              $ 1,120      5.0%


P:       RESTATEMENTS AND PRIOR PERIOD ADJUSTMENT

         Financial statements as of and for the year ended December 31, 1997 have been restated. The accompanying statements now include a presentation of comprehensive income as required under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 130
         Reporting of Comprehensive Income, which is effective for periods beginning after December 15, 1997, and requires presentation of comprehensive income for prior periods presented on a comparative basis.

         In addition, disclosure of information about the fair value of financial instruments under SFAS No. 107 as of December 31, 1997, not previously required under the provisions of SFAS No. 126 Exemption From Certain Required Disclosures About Financial Instruments For Certain Nonpublic Entities, is presented in Note R.

         The December 31, 1997 financial statements have also been restated to correct certain errors in those periods in order to reflect adjustments to deferred income tax expense and related assets and liabilities. Such adjustments give effect to timing differences related to the recognition of stock dividends from the Federal Home Loan Bank and changes to the income tax bad debt reserves precipitated by income tax law changes in August, 1996. Deferred tax assets included in other assets were decreased by $3,318 in 1997 and deferred tax liabilities included in other liabilities and deferrals were increased by $16,380. The provision for federal income taxes was decreased and net income was increased by $2,135 in 1997 and previously reported retained earnings as of December 31, 1997 was decreased by $19,698.

Q:       RELATED PARTY TRANSACTIONS

         A Bancorp director is a partner in a local law firm that provides legal services to the Bancorp. Fees paid to the law firm amounted to $4,800 for each of the years ended December 31, 1998 and 1997.


R:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgement. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Association could realize in a current settlement of the underlying financial instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Association.

         The Association does not maintain any investment or participation in financial instruments or agreements whose value is linked to, or derived from, changes in the value of some underlying asset or index. Such instruments or agreements include futures, forward contracts, option contracts, interest-rate swap agreements, and other financial arrangements with similar characteristics, and are commonly referred to as derivatives.

R:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

         The estimated fair value of the Association's financial instruments was as follows:

                                                         -------------1998-------------           -------------1997-------------
                                                         Carrying            Estimated            Carrying             Estimated
                                                           Amount            Fair Value            Amount              Fair Value
                                                           ------            ----------            ------              ----------
         FINANCIAL ASSETS:
         Cash and amounts due from
          depository institutions...................     $    177              $    177           $    143              $    143
         Interest-bearing deposits
          with other institutions...................        1,681                 1,681                967                   967
         Time deposits..............................          795                   795                  -                     -
         Investment securities......................        3,576                 3,570              4,349                 4,337
         Loans receivable, net......................       17,209                17,707             16,318                16,679
         Accrued interest receivable................           74                    74                 80                    80
         FHLB stock.................................          171                   171                363                   363

         FINANCIAL LIABILITIES:
         Deposits...................................     $ 19,899              $ 19,939           $ 20,026              $ 20,042
         Advances from FHLB.........................          495                   495                610                   610
         Advances by borrowers for
          taxes and insurance.......................           13                    13                 15                    15
         Other liabilities..........................           89                    89                122                   122

         The Association in estimating the fair value of financial instruments used the following significant methods and assumptions.

         Cash and short-term investments
         The carrying value of highly liquid instruments, such as cash on hand and amounts due from depository institutions, and interest-earning deposits in other institutions, provides a reasonable estimate of their fair value.

         Time deposits
         Time deposits bear interest rates that in the aggregate are presently considered fair in current market conditions. Therefore, the carrying amounts reported in the statement of financial condition for these financial instruments approximate fair value.

         Investment securities
         Fair value estimates for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest on securities approximates its fair value.

R:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

         Loans receivable, net of allowance
         The fair values for loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers of similar credit quality. Appropriate adjustments are made to reflect probable credit losses. The carrying amount of accrued interest on loans approximated its fair value.

         Federal Home Loan Bank Stock
         The Federal Home Loan Bank's board sets the value of Federal Home Loan Bank stock at $100 per share.

         Deposits
         SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook and full-paid share savings, and money market accounts, represented approximately 28% and 27% of total deposits at December 31, 1998 and 1997, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

         The   carrying   amount  of  accrued   interest   payable  on  deposits
         approximates its fair value.

         Advances from Federal Home Loan Bank
         Advances from Federal Home Loan Bank bear interest rates that in the aggregate are presently considered fair in current market conditions. Therefore, the carrying amounts reported in the statement of financial condition for these financial instruments approximate fair value.

         Advances by borrowers for taxes and insurance (escrows) The carrying amount of escrow accounts approximate fair value.

         Off-balance-sheet instruments
         Off-balance-sheet financial instruments include commitments to extend credit, letters of credit, and other financial guarantees. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 1998 and 1997. The contract or notional amounts of the Association's financial instruments with off-balance-sheet risk are disclosed in Note K.

S:       CONVERSION FROM A MUTUAL TO A STOCK ASSOCIATION

         On September 30, 1998, The Iberville Building and Loan Association converted from a Louisiana-chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association to be known as "The Iberville Building and Loan Association" (the Association). The Association issued and sold 1,000 shares of stock to IBL Bancorp, Inc. for $871,182 and became a wholly-owned subsidiary of the Bancorp.

         In conjunction with the conversion, the Bancorp issued and sold 194,001 shares of its common stock at $10 per share. Net proceeds from the initial public offering amounted to $1,573,673 after costs associated with the offering, registration and conversion in the amount of $366,337.

         In accordance with OTS Regulations, the Association appropriated, upon conversion, as a "liquidation account," $1,671,681, the amount of its retained earnings at March 31, 1998, the latest date shown in the prospectus issued in conjunction with the plan of conversion. The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts at the Association after the conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Association may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount.


T:       CONCENTRATION OF CREDIT RISK

         The Bancorp's loan portfolio consists of the various types of loans described in Note B above. Real estate or other assets secure most loans. These loans have been made to individuals and businesses in south central Louisiana who are dependent on the area economy for their livelihood and servicing of their loan obligations.

         The Bancorp maintains deposits in other financial institutions that may from time to time exceed the federally insured deposit limits.


U:       DIVIDEND DECLARED

         On December 17, 1998, the board of directors of IBL Bancorp, Inc. declared a $.0375 per share dividend to stockholders of record at

         January 14, 1999, payable on January 29, 1999. The total dividend payable of $7,908 is included in other liabilities.

V:       EARNINGS PER SHARE

         The computation of basic earnings per share for 1998 includes reported net income in the numerator and the weighted average number of shares outstanding of 194,002 in the denominator.


W:       NEW ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting of Derivative Instruments and Hedging Activities, is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Early application of the provisions of this statement is encouraged, but it shall not be applied retroactively to financial statements of prior periods. This statement establishes additional accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The association does not currently have any financial instruments that meet the Standard's definition of a derivative. Consequently, the provisions of this pronouncement will not materially affect the financial position or the results of operations of the Bancorp. Early adoption of the provisions of this statement is not anticipated, and presently, management is not contemplating any transfers of securities held-to-maturity to the available-for-sale or trading categories nor any transfers of available-for-sale securities to the trading category.


X:       PARENT COMPANY FINANCIAL STATEMENTS

         The financial statements for IBL Bancorp, Inc. (parent company), prepared on an unconsolidated basis are presented below:

BALANCE SHEETS
December 31, 1998
 ASSETS
 Cash ......................................................        $   708,099
  Investment in Iberville Building & Loan
  Association at equity in underlying net assets ...........          2,682,921
                                                                    -----------
    Total assets ...........................................        $ 3,391,020
                                                                    ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY

 LIABILITIES
 Other liabilities .........................................        $     8,425
                                                                    -----------
SHAREHOLDERS' EQUITY
Preferred stock, $.01 par, 2,000,000 shares
  authorized
 Common stock, $.01 par, 5,000,000 shares author
  ized, 210,870 shares issued and outstanding ..............              2,109
 Additional paid-in-capital ................................          1,740,254
 Unearned ESOP shares ......................................           (165,971)
 Retained earnings  substantially restricted ...............          1,806,496
 Accumulated other comprehensive income ....................               (293)
                                                                    -----------
     Total shareholders' equity ............................          3,382,595
                                                                    -----------
    Total liabilities and shareholders' equity .............        $ 3,391,020
                                                                    ===========
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 1998

 INCOME
 Interest ..................................................        $     3,589

 EXPENSES
 Other general and administrative ..........................                700
                                                                    -----------
 INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF
 IBERVILLE BUILDING & LOAN ASSOCIATION .....................              2,889
                                                                    -----------
 Equity in undistributed earnings of Iberville
  Building & Loan Association ..............................            193,021
                                                                    -----------

 INCOME BEFORE INCOME TAXES ................................            195,910
 PROVISION FOR INCOME TAXES ................................                517
                                                                    -----------
 NET INCOME ................................................            195,393

 Retained earnings  beginning of year ......................          1,619,011
 Less dividends declared ...................................             (7,908)
                                                                    -----------
 Retained earnings  end of year ............................        $ 1,806,496
                                                                    ===========

X:               PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                 STATEMENTS OF CASH FLOWS


                 YEARS ENDED DECEMBER 31, 1998
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...............................................         $   195,393
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Equity in undistributed earnings of
    Iberville Building & Loan Association .................            (193,021)
   Increase in other liabilities ..........................                 517
                                                                    -----------
 Net cash provided by operating activities ................               2,889
                                                                    -----------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of Iberville Building & Loan
 Association ..............................................            (871,182)
                                                                    -----------
 Net cash used in investing activities ....................            (871,182)
                                                                    -----------

 CASH FLOWS FROM FINANCING ACTIVITIES:


 Net proceeds from sale of common stock ...................           1,573,673
 Payment of ESOP shares ...................................               2,719
                                                                    -----------
 Net cash provided by financing activities ................           1,576,392
                                                                    -----------


 NET INCREASE IN CASH .....................................             708,099
 Cash  beginning of year ..................................                   -
                                                                    -----------
 Cash  end of year ........................................         $   708,099
                                                                    ===========

                              CORPORATE INFORMATION


Directors:                                Annual Stockholders Meeting:

G. Lloyd Bouchereau, Jr.                  April 28, 1999; 10:00 a.m.
President and Chief Executive Officer     23910 Railroad Avenue
                                          Plaquemine, Louisiana
                                          Record Date:  March 3, 1999

John L. Delahaye                          Main Office:
Attorney                                  23910 Railroad Avenue
Plaquemine, Louisiana                     Plaquemine, Louisiana



Gary K. Pruitt                            Independent Auditor:
Retired                                   L.A. Champagne & Co., L.L.P.
Greater Baton Rouge Port Commission       Baton Rouge, Louisiana
Port Allen, Louisiana



Bobby E. Stanley                          General Counsel:
Self Employed Accountant                  Borron & Delahaye
Port Allen, Louisiana                     Plaquemine, Louisiana



Edward Steinmetz                          Securities and Regulatory Councel:
Plant Manager                             Elais, Matz, Tiernan & Herrick L.L.P.
Ashland Chemical Company                  Washington, D. C.
Plaquemine, Louisiana


Danny M. Strickland                       Stock Registrar & Transfer Agent:
Vice-President                            Registrar and Transfer Company
                                          Cranford, New Jersey

Executive Officers:

G. Lloyd Bouchereau, Jr.
President and Chief Executive Officer

Danny M. Strickland
Vice-President