Form 10-K, Exhibit 13
period 1999-12-31
IBL BANCORP
filed 2000-03-24
CIK 1064160

IBL Bancorp, Inc.
                               23910 Railroad Ave.
                              Plaquemine, LA 70764

To Our Stockholders:

         The books are now closed on fiscal 1999 and we are pleased with the progress that we have made during our first complete year as a stock association. We are delighted to present this annual report to the stockholders of IBL Bancorp, Inc.

         With the coming of the new millennium, the Company is positioned to begin a new era of service to the community. Loan demand has increased in 1999 and we hope to continue to expand our loan portfolio. We plan to take advantage of the opportunities afforded us in this very competitive marketplace.

         We are confident of the Association's sound financial condition and look forward to the future with optimism and energy. We appreciate your investment in the Company and invite your continued support of the Association, which is Iberville and West Baton Rouge Parishes truly home-owned community Association.

         We invite you to review this Annual Report which discusses our performance during fiscal year 1999.

Sincerely,


G. Lloyd Bouchereau, Jr.
President & CEO

                                IBL BANCORP, INC.
                      IBERVILLE BUILDING & LOAN ASSOCIATION


         IBL BANCORP, INC. ("our holding company" or the "Company") was incorporated under the laws of the State of Louisiana in 1998 to serve as the holding company for Iberville Building & Loan Association (the "Association") following our conversion from mutual to stock form (the "Conversion"). The Company and the Association are collectively referred to as "us," "we," etc. On September 30, 1998, we consummated the Conversion, and the Company completed its offering of Common Stock through the sale and issuance of 210,870 shares of common stock at a price of $10.00 per share, realizing gross proceeds of $2.1 million. The Company purchased all of the capital stock of the Association in exchange for 50% of the net Conversion proceeds. Prior to September 30, 1998, the Company had no material assets or liabilities and engaged in no business activities. Accordingly, the information set forth in this report, including the audited Consolidated Financial Statements and related data, relates primarily to the Association.

         Our holding company's executive offices are located at 23910 Railroad Avenue, Plaquemine, Louisiana 70764, and its telephone number is (225) 687-6337.

         IBERVILLE BUILDING & LOAN ASSOCIATION. The Association was organized as a state chartered mutual savings institution in 1915. We currently operate through one full service banking office located in Plaquemine, Louisiana. At December 31, 1999, we had total assets of $28.8 million, deposits of $22.9 million and stockholders' equity of $3.5 million or 12.2% of total assets.

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

         We derive our income principally from interest earned on loans, investment securities and other interest-earning assets. Our principal expenses are interest expense on deposits and noninterest expenses such as employee compensation, deposit insurance and miscellaneous other expenses. Funds for our activities are provided principally by deposit growth, repayments of outstanding loans and investment securities, other operating revenues and advances from the Federal Home Loan Bank of Dallas.

         As a state chartered savings institution, we are subject to extensive regulation by the Office of Financial Institutions, State of Louisiana ("OFI") and by the Office of Thrift Supervision ("OTS"). Our lending activities and other investments must comply with state and various federal regulatory requirements, and these regulatory agencies periodically examine us for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. We must also file reports with the OTS describing our activities and financial condition and are subject to certain monetary reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

         Market for Common Stock. The Company's common stock was first quoted and began trading on the Nasdaq Small Cap Market System on October 1, 1998, under the symbol "IBLB". At that date there were 210,870 shares of the Company's common stock outstanding, and there were approximately 222 record holders of the Company's common stock. Due to the relatively small size of the offering and small number of stockholders, there was only limited trading activity in 1999. There were twelve known trades in 1999, the lowest of which was at $9.25 per share and the highest was at $10.75 per share.

         The payment of dividends on the common stock is subject to determination and declaration by the Board of Directors of our holding company. The Company's first four quarterly cash dividends were paid at a rate of $0.15 per share per annum. The Board of Directors intends to pay quarterly cash dividends at a rate of $0.17 per share per annum commencing with the Company's fifth dividend paid in January 2000. The payment of future dividends will be subject to the requirements of applicable law and the determination by our holding company's Board of Directors that our net income, capital and financial condition, thrift industry trends and general economic conditions justify the payment of dividends, and we cannot assure you that dividends will continue to be paid in the future.

                        SELECTED FINANCIAL AND OTHER DATA

                                           At December 31,

                                              1998            1999
                                              ----            ----
                                             (Dollars in thousands)
Selected Financial Condition Data:
Total assets                                $28,776          $23,878
Loans receivable, net                        18,143           17,209
Other cash and amounts due
    from depository institutions .            2,892            1,858
Investment securities:
    Available for sale                        3,732            1,454
     Held to maturity                         2,372            2,123
Deposits                                     22,884           19,899
Borrowed money                                2,300              495
Stockholders' equity                          3,504            3,383

                                                        Year  Ended December 31,

                                                  1999             1998              1997
                                                  ----             ----              ----
                                                           (Dollars in thousands)
Selected Operating Data:
Interest income                                 $ 1,886           $ 1,736           $ 1,691
Interest expense                                    953               915               917
                                                -------           -------           -------
Net interest income before
     provision for loan losses                      933               821               774
Provision for loan losses                             9                21                42
                                                -------           -------           -------
Net interest income after
     provision for loan losses                      924               800               732
Non-interest income                                  97               101                98
Non-interest expense                                744               604               568
                                                -------           -------           -------
Income before income taxes                          277               297               262
Income taxes                                         93               102                98
                                                -------           -------           -------
Net income                                          184               195               164
Other comprehensive income (loss), net               (4)               (3)                4
                                                -------           -------           -------
    4 Comprehensive income                      $   180           $   192           $   168
                                                -------           -------           -------

Selected Ratios

                                                                      At or for the
                                                                  Year Ended December 31,
                                                                  -----------------------
                                                           1999             1998           1997
                                                           ----             ----           ----
Performance Ratios:
Return on average assets (net income
divided by average total assets) ..........                .68%             .84%             .74%
Return on average equity (net income
   divided by average equity) ................            5.41             9.04            10.64
Interest rate spread (average yield on assets
   minus average rate on liabilities) ........            3.09             3.19             3.24
Net interest margin (net interest income
   divided by average interest-earning assets)            3.54             3.59             3.55
Ratio of average interest-earning assets
   to average interest-bearing liabilities ...          112.24           109.78           107.42
Ratio of non-interest expense to average
   total assets ..............................            2.74             2.60             2.58
Efficiency ratio (non-interest expense
   divided by total of net interest income
   and non-interest income) ..................           72.21            65.51            65.13
Dividend pay out ratio (dividends paid during
   the year divided by net income) ...........           17.39               --               --

Asset Quality Ratios:
Non-performing assets to total assets at
   end of  period ............................             .41             1.01             1.48
Non-performing loans to total loans at
   end of  period ............................             .62             1.31             1.93
Allowance for loan losses to total loans
   at end of  period .........................            2.19             2.34             2.41
Allowance for loan losses to non-performing
   loans at end of  period ...................           341.18          170.25           121.69
Provision for loan losses to total loans .....              .05             .12              .25
Net charge-offs to average loans
   outstanding ...............................              .08             .08              .01

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         Our principal business consists of attracting deposits from the general public and investing those funds in loans secured by one-to four-family residential properties located in our primary market area, which consists of mainly Iberville and West Baton Rouge Parishes. We also originate consumer loans, a limited amount of commercial real estate loans and maintain a portfolio of investment securities. Our investment securities portfolio consists of U.S. Treasury notes, U.S. government agency securities and mortgage-backed securities which are guaranteed as to principal and interest by the FHLMC, FNMA or other governmental agencies. We also maintain an investment in Federal Home Loan Bank of Dallas common stock.

         Our net income primarily depends on our net interest income, which is the difference between interest income earned on loans and investment securities and interest paid on customers' deposits and borrowings. Our net income is also affected by non-interest income, such as service charges on customers' deposit accounts, loan service charges and other fees, and by non-interest expense, primarily consisting of compensation expense, deposit insurance and other expenses incidental to our operations.

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

         This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which we operate); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which we have no control); and other risks detailed in this Annual Report and in our other Securities and Exchange Commission fillings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

The Year 2000

         The Year 2000 seems to have come without any complications or difficulties. The Association's data processing is handled by an independent third party data center and we experienced no interruption in service due to the year 2000. We do not expect to incur significant additional expenses in connection with issues related to the Year 2000; however, we will continue to monitor our data processing. Management and the Board of Directors are committed to providing uninterrupted service to our customers throughout the new millenium.


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

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the traditional savings institution business of originating long-term loans funded by short-term deposits by pursuing the following strategies: (1) we have historically maintained liquidity and capital levels to compensate for unfavorable movements in market interest rates; and (2) in order to mitigate the adverse effect of interest rate risk on future operations, we emphasize the origination of adjustable-rate mortgage loans and shorter term consumer loans and the purchase of adjustable-rate mortgage-backed securities.

         The OTS requires us to measure our interest rate risk by computing estimated changes in the net portfolio value ("NPV") of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. Our board of directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. Under OTS regulations, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. Because a 200 basis point increase or decrease in interest rates would not have resulted in the Association's NPV declining by more than 200 basis points of the estimated market value of the Association's assets as of December 31, 1999, the Association would not have been subject to any capital deductions if the regulation had been effective for such date.


         The following table presents the Association's NPV as of December 31, 1999 as calculated by the OTS, based on information provided to the OTS by the
Association:

                               Net Portfolio Value        NPV as % of Portfolio      Change in NPV as % of

        Change in Rates     $Amount   $Change   %Change   Value of Assets   Portfolio   Value  of Assets(1)
        ---------------     -------   -------   -------   ---------------   -------------------------------
                                (Dollars in Thousands)

        +300 bp             $2,983    $ (316)     (10) %        10.75 %           (1.11) %


        +200 bp             3,161       (137)      (4)          11.27              (.48)


        +100 bp             3,273        (26)      (1)          11.57              (.09)


           0 bp             3,299         --       --           11.60              --


        -100 bp             3,256        (43)      (1)          11.41              (.15)


        -200 bp             3,246        (53)      (2)          11.33              (.19)


        -300 bp             3,262        (37)      (1)          11.32              (.13)


                  (1) Based on the portfolio value of the Association's assets assuming no change in interest rates.

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

Average Balances, Net Interest Income and Average Yields

         The following table sets forth information about our average interest-earning assets and interest-bearing liabilities and reflects the average yield of interest-earning assets and the average cost of interest-bearing liabilities for the periods and at the date indicated. Average balances are derived from month-end balances. Investment securities include the aggregate of securities available for sale and held to maturity. The average balance and average yield on investment securities is based on the fair value of securities available for sale and the amortized cost of securities held to maturity. The average balance of loans receivable includes delinquent loans, which are not considered significant. The average balance of stockholders' equity includes the net unrealized loss on available for sale securities. The following table does not reflect any effect of income taxes.

IBL Bancorp, Inc.
Average Balances, Net Interest Income, Yields Earned and Rates Paid

                                                    Year Ended                  Year Ended                    Year Ended
                                                   December 31, 1999           December 31, 1998             December 31, 1997
                                                Average            Average   Average           Average    Average
                                                Balance  Interest   Rate     Balance  Interest  Rate      Balance  Interest   Rate
                                                -------  --------   ----     -------  --------  ----      -------  --------   ----
Interest-earning Assets:
  Loans receivable                               18,066    1,441   7.98%     16,611    1,407    8.47%      15,735    1,346     8.55%
  Mortgage-backed securities                      4,576      266   5.81%      3,788      223    5.89%       4,176      258     6.18%
  FHLB stock and other investment securities        175        9   5.14%        224       13    5.80%         367       22     5.99%
  Interest-bearing deposits                       3,548      170   4.79%      2,265       93    4.11%       1,519       65     4.28%
                                                 ------    -----   ----      ------    -----    ----       ------    -----     ----

    Total interest-earning assets                26,365    1,886   7.15%     22,888    1,736    7.58%      21,797    1,691     7.76%
                                                           -----   ----                -----    ----                 -----     ----
Non-interest earning assets                         753                         340                           253
                                                 ------                      ------                        ------
     Total assets                                27,118                      23,228                        22,050
                                                 ======                      ======                        ======

INTEREST-BEARING LIABILITIES
Interest-bearing Liabilities:
  Deposits (3)                                   22,423      904   4.03%     20,556      898    4.37%      20,154      910     4.52%
  FHLB advances                                   1,067       49   4.59%        293       17    5.80%         138        7     5.07%
                                                 ------    -----   ----      ------    -----    ----       ------    -----     ----

    Total interest-bearing liabilities           23,490      953   4.06%     20,849      915    4.39%      20,292      917     4.52%
                                                           -----   ----                -----    ----                 -----     ----
Non-interest bearing liabilities                    229                         221                           216
                                                 ------                      -------                      -------
      Total liabilities                          23,719                      21,070                        20,508
Stockholders' Equity                              3,399                       2,158                         1,542
                                                 ------                      -------                      -------
      Total liabilities and equity               27,118                      23,228                        22,050
                                                 ======                      =======                      =======


Net interest income/average interest rate spread           $ 933   3.09%               $ 821    3.19%                $ 774     3.24%
                                                          ======  =====                =====    =====                =====     =====
Net interest margin                                                3.54%                        3.59%                          3.55%
                                                                  =====                         ====                           =====
Interest-earning assets to interest-bearing
Liabilities                                      112.24%                     109.78%                      107.42%
                                                 ======                      ======                       ======

(1) At December 31, 1999, the weighted average yields earned and rates paid were as follows: loans receivable, 7.98%; mortgage backed securities, 6.12%; investment securities, 5.75%; other interest bearing deposits, 4.93%; total interest earning assets, 7.24%; deposits 4.57%; FHLB advances, 5.58%; total interest-bearing liabilities, 4.68%; and, average interest rate spread, 2.56%.
(2)  Includes non-accuring loans.
(3)  Includes noninteresting-bearing checking accounts.
(4)  Equals net interest income divided by average interest-earning assets.

         Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expenses during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate) and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

IBL Bancorp, Inc.
Rate - Volume Analysis


                                                                Year Ended                                  Year Ended
                                                        December 31, 1999 vs. 1998                  December 31, 1998 vs. 1997
                                                        --------------------------                  --------------------------
                                                     Increase / (Decrease)                Increase / (Decrease)
                                                            Due to             Total            Due to             Total
                                                            ------           Increase           ------            Increase
                                                      Rate         Volume   (Decrease)      Rate      Volume     (Decrease)
                                                      ----         ------   ----------      ----      ------     ----------
                                                                           (Dollars in Thousands)
Interest-earning Assets:
  Loans receivable                                 $   (85)     $   119     $    34      $   (13)    $    74     $    61
  Mortgage-backed securities
                                                        (3)          46          43          (12)       (23)         (35)
  FHLB stock and other investment securities
                                                        (1)          (3)         (4)          (1)        (8)          (9)
  Interest-bearing deposits
                                                        18           59          77           (3)         31          28
                                                  ----------  ----------  ----------    ---------- ----------  ----------

    Total interest-earning assets
                                                       (71)         221         150          (29)         74          45
                                                  ----------  ----------  ----------    ---------- ----------  ----------

Interest-bearing Liabilities:
  Deposits
                                                       (72)          78           6          (30)         18         (12)
  FHLB advances
                                                        (4)          36          32             1          9          10
                                                  ----------  ----------  ----------    ---------- ----------  ----------

    Total interest-bearing liabilities
                                                       (76)         114          38          (29)         27          (2)
                                                  ----------  ----------  ----------    ---------- ----------  ----------

Increase (decrease) in net interest income         $     5     $    107     $   112       $     -    $    47     $    47
                                                  ==========  ==========  ==========    ========== ==========  ==========

Comparison of Financial Condition at December 31, 1999 and December 31, 1998

         Total assets increased $4.9 million, or 20.5%, from $23.9 million at December 31, 1998 to $28.8 million at December 31, 1999.

         Loans receivable increased slightly from December 31, 1998 to December 31, 1999 as originations exceeded repayments for the period by approximately $929,000. Our market area has experienced an increase in refinancing activity during this period. The increase in loans receivable in 1999 was primarily caused by increases in our commercial real estate and consumer loans.

         Investment  securities increased from December 31, 1998 to December 31,
1999  by  $2.5   million.   During  the  year  we  purchased   $3.6  million  of
mortgage-backed securities.

         Total deposits increased by $3.0 million from $19.9 million at December 31, 1998 to $22.9 million at December 31, 1999. The increase was primarily due to the Association beginning to participate in deposits from various local government entities.

         Our total stockholders' equity increased $121,000 from $3,383,000 at December 31, 1998 to $3,504,000 at December 31, 1999. The increase was due to $184,000 of net income and a $18,000 decrease in unearned ESOP shares. These factors were partially offset by the purchase of $44,000 of our stock to partially fund the Recognition and Retention Plan, the payment of four quarterly dividends totaling $32,000 and an increase of $5,000 in unrealized losses on available-for-sale investment securities.

Comparison of Results of Operations for the Years Ended December 31, 1999, 1998 and 1997

         Net income was $184,000 for the year ended December 31, 1999 compared to $195,000 for 1998 and $164,000 for 1997. The lower net income in 1999 was primarily attributable to an increase in non-interest expense, particularly an increase in legal and other professional services in the amount of $55,000, parish and city tax assessment in the amount of $34,000 and other general and administrative expenses increasing by $22,000. Net income for 1999 resulted in a return on average assets of .68% compared to .84% and .74% for 1998 and 1997, respectively.

         Interest Income: Interest income totaled $1.9 million, $1.7 million and $1.7 million for 1999, 1998 and 1997, respectively. The increase in total interest income in 1999 was primarily due to increases in interest-earning assets funded by increased deposits and advances from the Federal Home Loan Bank of Dallas. The average balance of interest-earning assets increased $3.5 million in 1999 and $1.1 million in 1998. The average yield on interest-earning assets in 1997 was7.76%, decreasing slightly in 1998 to 7.58% and further decreasing in 1999 to 7.15%. The decreased yields on assets were primarily due to lower yields on our adjustable-rate mortgage loans and adjustable-rate mortgage-backed securities.

         Our primary source of interest income for the three-year period ended December 31, 1999 was from loans receivable. Interest income from loans receivable was $1.4 million, $1.4 million and $1.3 million for 1999, 1998 and 1997, respectively. The average balances of loans receivable also increased during the period with a $1.5 million increase in 1999, an $876,000 increase in 1998 and a $1.1 million increase in 1997 due to increased loan demand in our market area.

         Interest income on interest-bearing deposits increased in 1999 by $78,000 due to an increase in average balances of $1.3 million and an increase in average rates paid. Interest income on interest-bearing deposits also increased in 1998 due to an increase in average balances. Interest income on investment securities increased in 1999 by $42,000 due to an increase in average balances of $788,000, and decreased in 1998 by $16,000 due to a decrease in average balances of $388,000 and a decrease in average rates paid. These increases in interest income were offset by a decrease in interest income on Federal Home Loan Bank Stock in 1999 by $4,000.

         Interest Expense: Interest on deposits increased by $5,300 or less than 1% in 1999 after decreasing by $11,300 or 1.3% in 1998 compared to the respective prior periods. The increase in 1999 was due to a $1.9 million or 9.1% increase in the average balance of deposits, while the average rate paid decreased from 4.37% in 1998 to 4.03% in 1999. The lower rate was mainly due to the average balance of lower rate passbook, and NOW accounts increasing in 1999, while the average balance of money market deposit accounts and certificates of deposit declined.

         Interest on advances from the Federal Home Loan Bank increased by $32,500 or 195% over 1998, and in 1998 increased by $9,700 or 138% over 1997 due to the fact the Association utilized advances in 1999 and 1998 to purchase mortgage-backed securities and certificates of deposits in other financial institutions.

         Net Interest Income: Net interest income was $933,000, $821,000 and $774,000 for 1999, 1998 and 1997, respectively. The increases in net interest income reflect increases in average interest-earning assets over average interest-bearing liabilities each year. These increases were offset by decreases in our average interest rate spread from 3.24% for 1997 to 3.19% for 1998 and to 3.09% for 1999. Our net interest margin was 3.54%, 3.59% and 3.55% for 1999, 1998 and 1997.

         Provisions for Loan Losses: The net provision for loan losses decreased by $12,000 in 1999, which decreased our allowance for loan losses to $406,000 or 2.2% of the loan portfolio. In 1998, the net provision for loan losses was $21,000, which increased our allowance for loan losses to $412,000 or 2.3% of the loan portfolio. In 1997, the provision was $42,000, which increased our allowance for loan losses to $404,000 or 2.4% of the loan portfolio. With non-performing assets at December 31, 1999, 1998, and 1997 being $119,000, $241,000 and $332,000, our analysis of the provision for loan losses led to the conclusion that the allowance for loan losses was sufficient to meet the modest charge off and the current asset quality of the loan portfolio.

         Non-interest Income: Non-interest income for 1999, 1998 and 1997 was $97,000, $101,000 and $98,000, respectively. Non-interest income consisted primarily of customer service fees related to customers' deposit accounts and loan service charges.

         Non-interest Expense: Non-interest expense for 1999, 1998 and 1997 was $744,000, $604,000 and $568,000, respectively. The increase in non-interest expense in 1999 was $140,000 or 23.2% over 1998 primarily due to an increase in legal and other professional, parish and city tax assessment, other general and administrative, furniture and equipment, occupancy, and compensation and benefits. Legal and other professional increased by $55,000 due to accounting and legal fees incurred in the preparation of our SEC reports. The parish and city tax assessment in the amount of $34,000 was the first assessment on the stock of the company. Other general and administrative expense increased by $22,000 mainly due to the added cost of stockholder record keeping and preparation and mailing of the dividends and proxy statements. Compensation and benefits increased by $21,000 primarily due to increased cost of medical insurance, increased compensation and increased ESOP expense. Furniture and equipment expense increased by $6,000 due to the replacement of several computers to ensure Year 2000 compliance. Occupancy expense increased by $4,000 primarily to an increase in utilities. These increases were slightly offset by a $2,000 decrease in advertising in 1999. The increase in non-interest expense in 1998 was primarily due to an increase in compensation and benefits, data processing, office supplies and postage and other expenses.

         Our operating efficiency, measured by our efficiency ratio (non-interest expense divided by the total of net interest income and non-interest income, was 72.2%, 65.5%, and 65.1% for 1999, 1998 and 1997, respectively. The higher operating efficiency for 1999 is due to the higher legal and other professional expense, ESOP expense and the holding company's recognition and retention plan, which was implemented in 1999. The ratios of non-interest expense to average total assets were 2.7%, 2.6% and 2.6% for 1999, 1998, and 1997, respectively.

         Income Taxes: Our effective tax rate was 34%, 34% and 37% for 1999, 1998 and 1997, respectively. See Note J of the Notes to Consolidated Financial Statements.

Sources of Capital and Liquidity

         We have historically maintained substantial levels of capital. The assessment of capital adequacy depends on several factors, including asset quality, earnings trends, liquidity and economic conditions. We seek to maintain high levels of regulatory capital to give us maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. These levels of capital have been achieved through consistent earnings enhanced by low levels of non-interest expense and have been maintained at those high levels as a result of our policy of moderate growth generally confined to our market area. At December 31, 1999, we exceeded all current regulatory capital requirements and met the definition of a "well-capitalized" institution. See Note Q of the Notes to Consolidated Financial Statements.

         The primary business of our holding company is holding the stock of the Association. The net proceeds of the Conversion retained by our holding company on September 30, 1998 have provided sufficient funds for the Company's initial operations. Our holding company's primary sources of liquidity in the future will be dividends paid by the Association, repayment of the ESOP loan and income from investments in securities and other financial institutions. We are subject to certain regulatory limitations with respect to the payment of dividends to our holding company.

         We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the discretion of the OTS depending on economic conditions and deposit outflows, is based upon a percentage of deposits and, if any, short-term borrowings. At December 31, 1999, current OTS regulations required that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. At December 31, 1999, our liquidity, as measured for regulatory purposes, was 14.8% or $2.6 million in excess of the minimum OTS liquidity requirement of 4%. We seek to maintain a relatively high level of liquidity in order to retain flexibility in terms of lending and investment opportunities and deposit pricing, and in order to meet funding needs of deposit outflows and loan commitments. Historically, we have been able to meet our liquidity demands through internal sources of funding.

         Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, we derive funds from the payment of principal and interest on loans and investment securities. While scheduled principal and interest payments on loans and investment securities are a relatively predictable source of funds, deposit flows and loan and investment securities prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. We do not solicit deposits outside of our market area through brokers or other financial institutions.

         We have also designated certain securities as available for sale in order to meet liquidity demands. At December 31, 1999, we had designated securities with a fair value of $3.7 million as available for sale. In addition to internal sources of funding, we are a member of the Federal Home Loan Bank of Dallas and have substantial borrowing authority with the Federal Home Loan Bank of Dallas. Our use of a particular source of funds is based on need, comparative total costs and availability.

         At December 31, 1999, we had outstanding approximately $211,000 in commitments to originate loans and unused lines of credit. At the same date, the total amount of certificates of deposit which were scheduled to mature in one year or less was $10.9 million. We anticipate that we will have resources to meet our current commitments through internal funding sources described above. Historically, we have been able to retain a significant amount of our deposits as they mature.

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

Impact of New Accounting Standards

         The following are recently issued accounting standards which we have yet to adopt. For information about recent accounting standards which we have adopted, see Note X of the Notes to Consolidated Financial Statements.

         The Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting of Derivative Instruments and Hedging Activities, which establishes additional accounting and reporting standards for derivative instruments embedded in other contracts and hedging activities is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Statement of Financial Accounting Standards No. 137 (SFAS 137), Deferral of the Effective Date of FASB Statement No. 133, delayed the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not currently have any financial instruments that meet the standard's definition of a derivative. Consequently, the provisions of this pronouncement will not materially affect our consolidated financial position or results of operations.

                          INDEPENDENT AUDITOR'S REPORT

     Shareholders and Directors
     IBL Bancorp, Inc.

     We have audited the accompanying consolidated statements of financial condition of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association, as of December 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income, changes in shareholders'equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Notes A and T, IBL Bancorp, Inc. was formed in 1998 as the holding company for The Iberville Building and Loan Association which was acquired by the Bancorp under a plan for business reorganization of entities under common control carried out in a manner similar to a pooling of interest. The accompanying financial statements for 1998 are based on the assumption that the Bancorp and the Association were combined for the full year.


     January 25, 2000

                                IBL BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1999 and 1998

                                                                 1999             1998
                                                                 ----             ----
ASSETS
Cash and amounts due from depository institutions........  $    770,481     $    177,068
Interest-bearing deposits in other institutions..........     2,121,112        1,681,430
                                                           ------------     ------------
  Total cash.............................................     2,891,593        1,858,498
                                                           ------------     ------------
Time deposits............................................     1,101,000          795,000
                                                           ------------     ------------
Mortgage-backed securities held-to-maturity (estimated
 market value $2,308,395 and $2,116,824).................     2,371,700        2,122,507
Mortgage-backed securities available-for-sale (amortized
 cost $3,739,649 and $1,454,057).........................     3,732,565        1,453,613
                                                           ------------     ------------
  Total investment securities............................     6,104,265        3,576,120
                                                           ------------     ------------
Loans receivable.........................................    18,549,659       17,620,600
Less allowance for loan losses...........................       406,329          411,621
                                                           ------------     ------------
  Loans receivable, net..................................    18,143,330       17,208,979
                                                           ------------     ------------
Premises and equipment, net..............................       154,248          154,179
Federal Home Loan Bank stock, at cost....................       180,200          170,800
Accrued interest receivable..............................       108,581           74,242
Other assets.............................................        93,134           40,200
                                                           ------------     ------------
  Total assets...........................................  $ 28,776,351     $ 23,878,018
                                                           ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITYDeposits.... ........  $ 22,884,393     $ 19,898,684
19,898,684
Advances from Federal Home Loan Bank.....................     2,300,000          495,000
Advances by borrowers for taxes and insurance............        12,821           12,781
Income taxes payable.....................................           477           39,388
Other liabilities and deferrals..........................        74,622           49,570
                                                           ------------     ------------
  Total liabilities......................................    25,272,313       20,495,423
                                                           ------------     ------------
Commitments and contingencies............................             -                -
                                                           ------------     ------------
Preferred stock $.01 par, 2,000,000 shares authorized....             -                -
Common stock - $.01 par, 5,000,000 shares authorized,
 210,870 shares issued...................................         2,109            2,109
Additional paid-in capital...............................     1,740,201        1,740,254
Unearned ESOP shares.....................................      (147,603)        (165,971)
Unearned RRP shares......................................       (44,193)               -
Retained earnings - substantially restricted.............     1,958,199        1,806,496

Accumulated other comprehensive loss.....................        (4,675)            (293)
                                                           ------------     ------------
  Total stockholders' equity.............................     3,504,038        3,382,595
                                                           ------------     ------------
  Total liabilities and stockholders' equity.............  $ 28,776,351     $ 23,878,018
                                                           ============     ============

The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                     Years ended December 31, 1999 and 1998

                                                               1999             1998
                                                               ----             ----
INTEREST INCOME
Loans....................................................  $  1,440,951     $  1,407,096
Mortgage-backed securities...............................       265,684          223,105
FHLB stock and other securities..........................         9,588           13,353
Deposits.................................................       170,220           92,613
                                                            -----------      -----------
  Total interest income..................................     1,886,443        1,736,167
                                                            -----------      -----------
INTEREST EXPENSE
Deposits
 Interest-bearing demand deposit accounts................        91,325           87,811
 Passbook savings accounts...............................       106,512          103,940
 Certificate of deposit accounts.........................       705,898          706,649
                                                            -----------      -----------
  Total interest on deposits.............................       903,735          898,400
Advances from Federal Home Loan Bank.....................        49,215           16,700
                                                            -----------      -----------
  Total interest expense.................................       952,950          915,100
                                                            -----------      -----------
  Net interest income....................................       933,493          821,067
Provision for losses on loans............................         8,604           20,926
                                                            -----------      -----------
NET INTEREST INCOME AFTER PROVISION FOR
 LOSSES ON LOANS.........................................       924,889          800,141
                                                            -----------      -----------
NON-INTEREST INCOME
Service charges on deposit accounts......................        79,119           86,834
Other....................................................        18,056           14,023
                                                            -----------      -----------
  Total non-interest income..............................        97,175          100,857
                                                            -----------      -----------
NON-INTEREST EXPENSES
Compensation and benefits................................       353,551          332,770
Occupancy ...............................................        31,729           27,662
Furniture and equipment .................................        32,759           26,896
Deposit insurance premium................................        13,018           12,323
Data processing..........................................        71,503           70,946
Legal and other professional.............................        72,350           17,289
Advertising..............................................        13,356           15,720
Office supplies and postage..............................        31,268           31,518
Other taxes - shareholder assessment.....................        34,097                -
Other general and administrative.........................        90,602           68,825
                                                            -----------      -----------
  Total non-interest expenses............................       744,233          603,949
                                                            -----------      -----------
INCOME BEFORE PROVISION FOR INCOME TAXES.................       277,831          297,049
PROVISION FOR INCOME TAXES...............................        93,442          101,656
                                                            -----------      -----------
NET INCOME...............................................  $    184,389     $    195,393
                                                            ===========      ===========
Basic earnings per share.................................  $        .95     $       1.01
                                                            ===========      ===========
Diluted earnings per share...............................  $        .94     $       1.01
                                                            ===========      ===========

Continued...

                                                                1999             1998
                                                                ----             ----
COMPREHENSIVE INCOME
Net income...............................................  $    184,389     $    195,393
                                                            -----------      -----------
Other comprehensive income
  Unrealized holding losses on
   securities arising during the period..................        (6,640)          (4,912)
  Income tax benefit related to
   unrealized holding losses.............................         2,258            1,670
                                                            -----------      -----------
Other comprehensive loss, net of
  tax effects............................................        (4,382)          (3,242)
                                                            -----------      -----------
Comprehensive income.....................................  $    180,007     $    192,151
                                                            ===========      ===========

The accompanying notes are an integral part of these financial statements.



                                IBL BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years ended December 31, 1999 and 1998

                                                                                                         Retained
                                                                                                         Earnings-
                                                          Additional       Unearned        Unearned       Substan-
                                                Common     Paid - In         ESOP             RRP          tially
                                                Stock       Capital         Shares          Shares       Restricted

BALANCE, DECEMBER 31, 1997, AS PREVIOUSLY
 REPORTED .............................     $      --    $        --     $        --     $        --    $ 1,638,709
Prior period adjustment ...............            --             --              --              --        (19,698)
                                            ---------    -----------     -----------     -----------    -----------

BALANCE, DECEMBER 31, 1997, AS RESTATED            --             --              --              --      1,619,011
                                            ---------    -----------     -----------     -----------    -----------

COMPREHENSIVE INCOME
Net income ............................            --             --              --              --        195,393
Other comprehensive income, net of tax
  Unrealized losses on securities .....            --             --              --              --             --
                                            ---------    -----------     -----------     -----------    -----------

  Comprehensive income ................            --             --              --              --        195,393

Proceeds from issuance of common stock          2,109      1,740,254              --              --             --
Acquisition of unearned ESOP shares ...            --             --        (168,690)             --             --
ESOP shares released for allocation ...            --             --           2,719              --             --
Dividends .............................            --             --              --              --         (7,908)

                                            ---------    -----------     -----------     -----------    -----------
BALANCE, DECEMBER 31, 1998 ............         2,109      1,740,254        (165,971)             --      1,806,496

COMPREHENSIVE INCOME
Net income ............................            --             --              --              --        184,389
Other comprehensive income, net of tax
  Unrealized losses on securities .....            --             --              --              --             --
                                            ---------    -----------     -----------     -----------    -----------
  Comprehensive income ................            --             --              --              --        184,389
                                            ---------    -----------     -----------     -----------    -----------
ESOP shares released for allocation ...            --            (53)         18,368              --             --
Acquisition of RRP shares .............            --             --              --         (69,875)            --
RRP shares issued .....................            --             --              --          25,682             --
Dividends .............................            --             --              --              --        (32,686)
                                            ---------    -----------     -----------     -----------    -----------
BALANCE, DECEMBER 31, 1999 ............     $   2,109    $ 1,740,201     $  (147,603)    $   (44,193)   $ 1,958,199
                                            =========    ===========     ===========     ===========    ===========

The accompanying notes are an integral part of these financial statements.


                                IBL BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years ended December 31, 1999 and 1998


                                                Accumulated
                                                  Other
                                                 Compre-
                                                 hensive           Total
                                                  Income          Equity

BALANCE, DECEMBER 31, 1997, AS PREVIOUSLY
 REPORTED .............................        $     2,949      $ 1,641,658
Prior period adjustment ...............                 --          (19,698)
                                               -----------      -----------

BALANCE, DECEMBER 31, 1997, AS RESTATED              2,949        1,621,960
                                               -----------      -----------

COMPREHENSIVE INCOME
Net income ............................                 --          195,393
Other comprehensive income, net of tax
  Unrealized losses on securities .....             (3,242)          (3,242)
                                               -----------      -----------

  Comprehensive income ................
                                                    (3,242)         192,151
Proceeds from issuance of common stock                  --        1,742,363
Acquisition of unearned ESOP shares ...                 --         (168,690)
ESOP shares released for allocation ...                 --            2,719
Dividends .............................                 --           (7,908)

                                               -----------      -----------
BALANCE, DECEMBER 31, 1998 ............               (293)       3,382,595

COMPREHENSIVE INCOME
Net income ............................                 --          184,389
Other comprehensive income, net of tax
  Unrealized losses on securities .....             (4,382)          (4,382)
                                               -----------      -----------
  Comprehensive income ................             (4,382)         180,007
                                               -----------      -----------
ESOP shares released for allocation ...                 --           18,315
Acquisition of RRP shares .............                 --          (69,875)
RRP shares issued .....................                 --           25,682
Dividends .............................                 --          (32,686)
                                               -----------      -----------
BALANCE, DECEMBER 31, 1999 ............        $    (4,675)     $ 3,504,038
                                               ===========      ===========

The accompanying notes are an integral part of these financial statements.


                                IBL BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1999 and 1998

                                                               1999             1998
                                                               ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $  184,389       $  195,393
                                                           ----------       ----------
Adjustments   to  reconcile  net  income
 to net cash provided by operating activities:
  Depreciation...........................................      27,013           22,394
  Provision for loan losses..............................       8,604           20,925
  ESOP compensation......................................      18,315            2,719
  Release of RRP shares..................................      25,682                -
  Provision for deferred federal income tax (tax benefit)      19,279          (36,354)
  Amortization of net premium on mortgage-backed
   securities............................................      18,462           27,604
  Net discount charged on installment loans..............      14,564           40,692
  Net loan fees deferred.................................         571            1,865
  Deferred profit recognized on sale of real estate......         (98)             (85)
  Stock dividends from Federal Home Loan Bank............      (9,400)         (12,700)
  Net decrease (increase) in interest receivable.........     (34,339)           6,152
  Net increase in income taxes receivable................     (67,053)               -
  Net increase in other assets...........................      (2,902)          (7,734)
  Net increase (decrease) in interest payable............      (4,204)           4,704
  Net decrease in income taxes payable...................     (38,911)          (8,269)
  Net increase (decrease) in other liabilities...........      24,096          (15,833)
                                                           ----------       ----------
    Total adjustments....................................        (321)          46,080
                                                           ----------       ----------
Net cash provided by operating activities................     184,068          241,473
                                                           ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans receivable.........................    (968,590)        (954,102)
Purchases of securities available-for-sale...............  (2,838,544)        (119,776)
Principal payments received on mortgage-backed securities
 available-for-sale......................................     543,442          593,732
Purchases of securities held-to-maturity.................    (735,934)        (438,975)
Maturity of U. S. Government obligation..................           -           15,152
Proceeds from sale of Federal Home Loan Bank stock.......           -          205,000
Principal payments received on mortgage-backed securities
 held-to-maturity........................................     477,789          690,016
Proceeds from sale of foreclosed assets..................      10,500                -
Purchases of office property and equipment...............     (27,082)         (13,243)
Certificates of deposits acquired........................    (606,000)        (795,000)
Maturities of certificates of deposit....................     300,000                -
                                                           ----------       ----------
Net cash used in investing activities....................  (3,844,419)        (817,196)
                                                           ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposit accounts..............   2,989,913         (132,437)
Net increase (decrease) in advances by borrowers for
 taxes and insurance.....................................          40           (2,223)
Cash dividends...........................................     (31,632)               -

Advances from Federal Home Loan Bank.....................   1,805,000          495,000
Repayment of advances from Federal Home Loan Bank........           -         (610,000)
Net proceeds from sale of common stock...................           -        1,573,673
Acquisition of RRP shares................................     (69,875)               -
                                                           ----------       ----------
Net cash provided by financing activities................   4,693,446        1,324,013
                                                           ----------       ----------
NET INCREASE IN CASH.....................................   1,033,095          748,290
Cash - beginning of period...............................   1,858,498        1,110,208
                                                           ----------       ----------
Cash - end of period.....................................  $2,891,593       $1,858,498
                                                           ==========       ==========

The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


A:       SIGNIFICANT ACCOUNTING POLICIES

         Nature of operations
         IBL Bancorp, Inc.(Bancorp) was organized as a Louisiana corporation on June 16, 1998. The Bancorp was essentially inactive until September 30, 1998, when it acquired The Iberville Building and Loan Association (Association) under a plan for business reorganization of entities under common control carried out in a manner similar to a pooling of interest. The Association became a wholly owned subsidiary of the Bancorp through the exchange of all of its stock then outstanding. The accompanying financial statements for 1998 are based on the assumption that the Bancorp and the Association were combined for the full year. References herein to the Bancorp include the Association unless the context otherwise requires.

         The Association is a state chartered financial institution whose deposits are insured by the Federal Deposit Insurance Corporation
         (FDIC). It is subject to regulation of the FDIC, the Office of Thrift Supervision, and the Office of Financial Institutions for the State of Louisiana. The Association provides a variety of banking services to individuals and businesses. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are real estate mortgage loans. The Association primarily serves the parishes of Iberville and West Baton Rouge from its only office location in Plaquemine, Louisiana.

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

         Investment securities
         Trading securities - Debt securities and equity securities with readily determinable fair values that are acquired with the intention of being resold in the near term are classified as trading securities and are recorded at their fair values. Realized and unrealized gains and losses on trading account securities are recognized in current earnings. The Bancorp does not currently hold any securities for trading purposes.

         Securities held-to-maturity - Debt securities which the Bancorp both positively intends and has the ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity.

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

         Interest on consumer loans with maturities of sixty months or less made on a discount basis is recognized and included in interest income using the sum-of-the-months-digits method over the term of the loan which approximates the level-yield method. Interest on all other loans is accrued periodically based on the principal balance outstanding.
         Interest accrued on such loans but unpaid is included in accrued interest receivable.

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

         Allowance for losses
         It is the Bancorp's policy to provide a valuation allowance for estimated losses on loans. Various factors including the composition of the loan portfolio, past loan loss experience, current economic conditions and a specific provision for impaired loans provide a basis for management's determination of the amount of the valuation allowance for loan losses. Additions to the allowance are charged against current operations. Loans or portions of loans, including impaired loans, deemed to be uncollectible are charged off against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

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

         Deferred  taxes are related  primarily to the  differences  between the financial and income tax bases of certain assets and liabilities including accumulated depreciation on premises and equipment, deferred loan fees and costs, interest discount and accruals, allowances for losses on loans, Federal Home Loan Bank stock, ESOP and RRP benefits, and deferred gain on property sales. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Cash flows
         Cash consists of cash and interest-earning deposits due from other financial institutions. For purposes of the statement of cash flows, the Bancorp considers highly liquid deposits including certificates of deposits with maturities of three months or less when purchased to be "cash." All other deposits, debt securities and investments regardless of maturities are classified as time deposits or investment securities.

         Off-balance-sheet financial instruments
         In  the  ordinary   course  of  business,   the  Bancorp   enters  into
         transactions that produce off-balance-sheet financial instruments consisting of letters of credit and other commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

         Loan servicing
         None of the Bancorp's loan servicing rights was obtained after December 15, 1995. Consequently, the cost of loan servicing rights has not been capitalized.

         Advertising
         The  Bancorp   expenses   advertising   costs  as  they  are  incurred.
         Advertising expense is reflected in the accompanying statements of income and comprehensive income.

B:       LOANS RECEIVABLE

         Loans receivable as of December 31, 1999 and 1998 consisted of the following:

                                                     1999          1998
                                                     ----          ----
         First mortgage loans
          Single-family residential............ $ 12,386,972   $ 12,488,381
          Construction.........................      776,000        692,000
          Commercial real estate...............    1,308,717        896,156
          Land.................................      401,455        237,977
                                                 -----------    -----------
                                                  14,873,144     14,314,514
         Less:  undisbursed loans in process...      516,655        650,000
                deferred loan fees.............        9,673          9,102
                allowance for losses...........      337,905        358,524
                                                 -----------    -----------
         Net first mortgage loans..............   14,008,911     13,296,888
                                                 -----------    -----------
         Home equity and improvement loans.....      956,482      1,004,651
         Share loans...........................      555,140        617,093
         Other consumer and single-pay loans...    2,935,063      2,572,722
         Less: unearned discount..............      243,842        229,278
                                                 -----------    -----------
         Net other consumer loans..............    2,691,221      2,343,444
                                                 -----------    -----------
         Total consumer loans..................    4,202,843      3,965,188
         Less:  allowance for losses...........       68,424         53,097
                                                 -----------    -----------
         Net consumer loans....................    4,134,419      3,912,091
                                                 -----------    -----------
         Net loans receivable.................. $ 18,143,330   $ 17,208,979
                                                 ===========    ===========

         At December 31, 1999 and 1998, unpaid balances of impaired loans upon which the accrual of interest had been suspended, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to $118,647 and $241,731, respectively. None of the allowance for loan losses related to impaired loans at December 31, 1999 and 1998. Interest income on impaired loans of $15,157 and $51,475 was recognized for cash payments received in 1999 and 1998, respectively. The average recorded investment in impaired loans for those periods was $180,189 and $255,275, respectively.

         The Association is not committed to lend additional funds to debtors whose loans have been classified as nonperforming.

         At December 31, 1999 and 1998, the directors and officers (related parties) owed the Association $521,316 and $474,853, respectively.

         During the years ended December 31, 1999 and 1998, new loans to such related parties amounted to $122,610 and $47,465, respectively. Principal repayments by such related parties amounted to $76,147 and $80,317 for the years ended December 31, 1999 and 1998, respectively. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with others. These loans do not involve more than a normal risk of collectibility or carry other terms unfavorable to the Association.


C:       ALLOWANCE FOR LOSSES

         A summary of the changes in the allowance for loan losses for the years ended December 31, 1999 and 1998, is as follows:

                                                     1999           1998
                                                     ----           ----

         Balance - beginning of year........... $    411,621   $    403,768
         Provision for loan losses.............        8,604         20,926
         Charge-offs...........................      (15,792)       (13,148)
         Recoveries............................        1,896             75
                                                 -----------    -----------
                                                $    406,329   $    411,621
                                                 ===========    ===========

         There were no other real estate holdings or related allowance for real estate losses at December 31, 1999 and 1998.


D:       PREMISES AND EQUIPMENT

         Premises and equipment as of December 31, 1999 and 1998 are summarized by major classifications as follows:

                                                     1999           1998
                                                     ----           ----

         Land.................................. $     22,416   $     22,416
         Office building.......................      266,688        261,578
         Furniture, fixtures and equipment.....      160,234        160,327
                                                 -----------    -----------
                                                     449,338        444,321
         Less:  accumulated depreciation.......      295,090        290,142
                                                 -----------    -----------
                                                $    154,248   $    154,179
                                                 ===========    ===========

         Depreciation expense for the year....  $     27,013   $     22,394
                                                 ===========    ===========

E:       INVESTMENT SECURITIES

         The amortized cost and estimated market value of investments in securities are as follows as of December 31, 1999 and 1998:

                                                        Gross        Gross      Estimated
                                          Amortized   Unrealized  Unrealized      Market
                                            Cost        Gains        Losses        Value
         Securities Available-for-Sale:
         December 31, 1999
         ------------------------------
         Mortgage-backed securities
          FNMA......................... $ 2,155,644  $    5,873  $    14,485  $ 2,147,032
          GNMA.........................   1,146,440       5,689        2,459    1,149,670
          FHLMC........................     437,565           -        1,702      435,863
                                         ----------   ---------   ----------   ----------
                                        $ 3,739,649  $   11,562  $    18,646  $ 3,732,565
                                         ==========   =========   ==========   ==========

         December 31, 1998
         ------------------------------
         Mortgage-backed securities
          FNMA......................... $ 1,347,574  $    3,182  $     3,406  $ 1,347,350
          GNMA.........................     106,483           -          220      106,263
                                         ----------   ---------   ----------   ----------
                                        $ 1,454,057  $    3,182  $     3,626  $ 1,453,613
                                         ==========   =========   ==========   ==========

         Securities Held-to-Maturity:
         December 31, 1999
         ------------------------------
         Mortgage-backed securities
          FNMA......................... $ 1,460,934  $        -  $    37,679  $ 1,423,255
          GNMA.........................      91,779           -          267       91,512
          FHLMC........................     818,987       1,495       26,854      793,628
                                         ----------   ---------   ----------   ----------
                                        $ 2,371,700  $    1,495  $    64,800  $ 2,308,395
                                         ==========   =========   ==========   ==========

         December 31, 1998
         ------------------------------
         Mortgage-backed securities
          FNMA......................... $ 1,402,165  $    4,510  $    12,374  $ 1,394,301
          GNMA.........................     119,337       1,152            -      120,489
          FHLMC........................     601,005       3,848        2,819      602,034
                                         ----------   ---------   ----------   ----------
                                        $ 2,122,507  $    9,510  $    15,193  $ 2,116,824
                                         ==========   =========   ==========   ==========

         The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 1999 and 1998:

                                    Weighted
                             Average Amortized Fair
                                Yield Cost Value
         December 31, 1999
         ---------------------------
         Available-for-Sale
         ------------------
         Due in one year or less....   5.60%    $      6,835    $     6,835
         Due from one to five years.      -                -              -
         Due from five to ten years.      -                -              -
         Due after ten years........   6.20%       3,732,814      3,725,730
                                                 -----------     ----------
                                       6.20%    $  3,739,649    $ 3,732,565
                                                 ===========     ==========

         Held-to-Maturity
         ----------------
         Due in one year or less....   5.60%    $    159,721    $   158,326
         Due from one to five years.   5.60%         153,163        149,232
         Due from five to ten years.   6.20%       1,117,619      1,081,010
         Due after ten years........   6.10%         941,197        919,827
                                                 -----------     ----------
                                       6.00%    $  2,371,700    $ 2,308,395
                                                 ===========     ==========

         December 31, 1998
         ---------------------------
         Available-for-Sale
         ------------------
         Due in one year or less....   6.62%    $    115,237    $   116,082
         Due from one to five years.      -                -              -
         Due from five to ten years.      -                -              -
         Due after ten years........   6.21%       1,338,820      1,337,531
                                                 -----------     ----------
                                       6.25%    $  1,454,057    $ 1,453,613
                                                 ===========     ==========

         Held-to-Maturity
         ----------------
         Due in one year or less....   7.80%    $     37,474    $    37,804
         Due from one to five years.   4.71%         456,042        453,864
         Due from five to ten years.   5.71%         449,367        450,013
         Due after ten years........   6.08%       1,179,624      1,175,143
                                                 -----------     ----------
                                       5.74%    $  2,122,507    $ 2,116,824
                                                 ===========     ==========

         The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

         Mortgage-backed securities with a carrying amount of $3,920,680 and $484,080 were pledged to secure deposits as required or permitted by law at December 31, 1999 and 1998, respectively. See Note G also.


F:       DEPOSITS

         An analysis of customers deposit accounts by interest rates as of December 31, 1999 and 1998 follows:

                                          ----------1999--------    ----------1998--------
         Balances by interest rate           Amount      Percent       Amount      Percent
         -------------------------           ------      -------       ------      -------
         Passbook and full-paid
          accounts 2.5% to 3.0%......... $  3,301,972     14.43%   $  3,322,644     16.70%
                                          -----------    ------     -----------    ------
         Certificates and money-
          market accounts
           3.2 to 4.1%..................    2,519,029     11.01%              -         -
           4.2 to 5.7%..................   10,711,551     46.81%     12,173,341     61.18%
           5.8 to 6.7%..................    1,735,624      7.58%      1,942,451      9.76%
           6.8 to 7.7%..................            -         -         110,000      0.55%
                                          -----------    ------     -----------    ------
                                           14,966,204     65.40%     14,225,792     71.49%
                                          -----------    ------     -----------    ------
         NOW accounts
          non-interest bearing..........      550,048      2.40%        356,666      1.79%
          2.3 to 3.0%...................    4,032,436     17.62%      1,955,646      9.83%
                                          -----------    ------     -----------    ------
                                            4,582,484     20.02%      2,312,312     11.62%
                                          -----------    ------     -----------    ------
                                           22,850,660     99.85%     19,860,748     99.81%
         Accrued interest payable.......       33,733      0.15%         37,936      0.19%
                                          -----------    ------     -----------    ------
                                         $ 22,884,393    100.00%   $ 19,898,684    100.00%
                                          ===========    ======     ===========    ======

         The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $3,309,692 and $2,417,099 at December 31,
         1999 and 1998, respectively. Deposit amounts in excess of $100,000 are not federally insured.

         Maturities of certificates of deposit accounts are as follows at December 31, 1999:

                  One year or less................. $ 10,958,590
                  Over one to two years............    2,187,520
                  Over two to three years..........      625,497
                  Over three years.................    1,194,597
                                                       ---------
                                                    $ 14,966,204
                                                     ===========

         Interest paid on deposits during 1999 and 1998 was $907,938 and $893,695, respectively.

         Officers' and directors' savings accounts amounted to $134,022 and $126,138 at December 31, 1999 and 1998, respectively.


G:       ADVANCES FROM FHLB AND OTHER BORROWED MONEY

         Advances from the Federal Home Loan Bank (FHLB) consisted of the following:

                    Maturity         Contract
                      Date             Rate          1999           1998
                    --------         --------    -----------     ----------
                   01-20-2000          5.85%    $    700,000    $         -
                   01-20-2000          6.00%         400,000              -
                   01-25-2000          5.74%         705,000              -
                   07-28-2000          4.58%         198,000        198,000
                   10-01-2001          4.60%          99,000         99,000
                   10-22-2001          4.51%          99,000         99,000
                   09-03-2003          4.77%          99,000         99,000
                                                 -----------     ----------
                                                $  2,300,000    $   495,000
                                                 ===========     ==========

         Pursuant to collateral agreements with the FHLB, advances are secured by a blanket floating lien on first mortgage loans.

         Interest paid on advances from the Federal Home Loan Bank for 1999 and 1998 was $42,279 and $14,799, respectively.

H:       LOAN SERVICING

         Mortgage loans serviced for others are not included in the accom-panying statements of financial condition. The unpaid principal balances of these loans at December 31, 1999 and 1998 are summarized as follows:

                                                     1999           1998
                                                 -----------    -----------
         Mortgage loans underlying FHLMC
          mortgage-backed securities........... $    306,389   $    569,347
                                                 ===========    ===========

         Revenue from loan servicing was $1,687 and $2,877 for the years ended December 31, 1999 and 1998, respectively.

         Custodial escrow balances maintained in connection with the foregoing loan servicing were $1,742 and $2,562 at December 31, 1999 and 1998, respectively.


I:       ACCRUED INTEREST RECEIVABLE

         Accrued interest receivable at December 31, 1999 and 1998 is summarized as follows:

                                                     1999           1998
                                                 -----------    -----------
         Time deposits and other
          investment securities................ $     11,222   $      3,970
         Mortgage-backed securities............       34,633         20,694
         Loans receivable......................       62,726         49,578
                                                 -----------    -----------
                                                $    108,581   $     74,242
                                                 ===========    ===========


J:       FEDERAL INCOME TAXES

         Income tax expense for the years ended December 31, 1999 and 1998 is summarized as follows:

                                                     1999           1998
                                                 -----------    -----------
         Current............................... $     74,163   $    138,010
         Deferred..............................       19,279        (36,354)
                                                 -----------    -----------
                                                $     93,442   $    101,656
                                                 ===========    ===========

         Deferred income tax assets and liabilities are reflected in the accompanying balance sheets as follows:

                                                     1999           1998
                                                 -----------    -----------
         Deferred tax liabilities.............. $    (67,951)  $    (44,711)
         Deferred tax assets...................      133,464        123,446
         Deferred tax asset valuation allowance      (60,890)       (57,091)
                                                 -----------    -----------
         Net deferred tax asset (included in
          other assets)........................ $      4,623   $     21,644
                                                 ===========    ===========

         Provision for federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:

                                          ----------1999--------    ----------1998--------
                                                       Effective                Effective
                                              Amount     Rate           Amount    Rate
                                              ------     ----           ------    ----
         Tax at statutory rate.......... $     94,463     34%      $    101,997    34%
         Increase (decrease) in taxes:
          Permanent differences and
           other........................       (1,021)     -               (341)    -
                                          -----------    ---        -----------   ---
                                         $     93,442     34%      $    101,656    34%
                                          ===========    ===        ===========   ===


         The Bancorp paid income taxes of $177,991 and $146,279 during the years ended December 31, 1999 and 1998, respectively.

         In prior years, the Association was allowed a special bad debt deduction under various income tax provisions. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than bad debt losses, they become subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 1999 and 1998 include $110,577 for which federal income tax has not been provided. The unrecorded deferred liability on these amounts was approximately $37,600. Additionally, with the repeal in 1996 of the thrift bad debt reserve method that allowed for bad debt deductions based upon a percentage of taxable income, the Association is required to recapture over a six year period the $85,465 portion of its bad debt reserves that exceeds allowable reserves under the experience method.


K:   COMMITMENTS

         The Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the involvement the Bancorp has in particular classes of financial instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instruments is represented by the contractual notional amount of those instruments.

         As of December 31, 1999 and 1998, the Bancorp was committed to grant adjustable-rate mortgage loans with contract notional amounts of $117,399 and $313,500, respectively. Additionally, the Bancorp held a $50,000 open letter of credit at December 31, 1999, and had issued lines of credit with contract notional amounts of the unused portion totalling $94,138 and $98,570 as of December 31, 1999 and 1998, respectively.


L:       PROFIT-SHARING PLAN

         The Association provides a non-contributory defined contribution retirement plan for all eligible employees. Contributions to the plan are based upon employee compensation at rates not to exceed 15% as determined annually by the Board of Directors. Contributions to the plan were $21,985 and $28,532 for 1999 and 1998, respectively.


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

         The ESOP acquired 16,869 shares of Bancorp stock at $10 a share in the Bancorp's initial public offering. The acquisition was funded by a loan from the Bancorp which bears interest at 8.5% and is being repaid principally from employer contributions to the ESOP over a period of ten years. The loan agreement requires quarterly interest and principal payments of $6,303. The loan is secured by the pledge of the common stock purchased. Contributions to the ESOP must be sufficient for debt service, but the company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in the form of cash or shares of common stock.

M:       EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (Continued)

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

         The Bancorp accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by the Bancorp, but the shares pledged as collateral are reported as unearned ESOP shares on the statement of financial condition. As shares are released from collateral, the Bancorp reports compensation expense equal to the fair market value of the shares. ESOP compensation expense was $18,315 and $2,719 for the years ended December 31, 1999 and 1998, respectively. Any excess or deficit of fair value over the cost of the ESOP shares released is recorded in the equity section of the statement of financial condition as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the statement of financial condition as a contra equity account.

         The ESOP shares as of December 31, 1999 were as follows:

                  Allocated shares.................        2,109
                  Shares committed to be released..            -
                  Unreleased shares................       14,760
                                                     -----------
              Total ESOP shares................           16,869
                                                     ===========
          Fair value of unreleased shares..         $    158,670
                                                     ===========


N:       RECOGNITION AND RETENTION PLAN

         On December 10, 1999, the Bancorp established a Recognition and Retention Plan (RRP) as an incentive to retain personnel of experience and ability in key positions. The shareholders approved a total of 8,434 shares of stock to be acquired for the Plan, of which 7,169 shares have been allocated for distribution to key employees and directors. As shares are acquired for the plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account. As the shares are distributed, the contra equity account is reduced.

         The allocated shares are earned by participants as plan share awards ratably over a specified period. If an employee or non-employee director plan participant is terminated prior to the end of the vesting period for any reason other than death, disability, retirement or a change in control, the recipient shall forfeit the right to any shares subject to the award which have not been earned. The compensation cost associated with the plan is based on the market price of the stock as of the date on which the plan shares are earned. Compensation expense pertaining to the Recognition and Retention Plan was $25,682 for the year ended December 31, 1999.

         A summary of the changes in restricted stock follows:

                                                    Unawarded       Awarded
                                                     Shares          Shares
         Balance, January 1, 1999..............            -              -
         Purchased by Plan.....................        6,500              -
         Granted...............................       (7,169)         7,169
         Earned and issued.....................            -         (2,390)
                                                 -----------    -----------
         Balance, December 31, 1999............         (669)         4,779
                                                 ===========    ===========


O:       STOCK OPTION PLAN

         On November 19, 1999, the Bancorp adopted a stock option plan for the benefit of directors, officers, and other key employees. An amount equal to 10% of the total number of common shares issued in the initial public offering or 21,087 shares are reserved for issuance under the stock option plan. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years.

         The Stock Option Plan also permits the granting of Stock Appreciation Rights (SARs). SARs entitle the holder to receive, in the form of cash or stock, the increase in fair value of Bancorp stock from the date of the grant to the date of exercise. No SARs have been issued under the plan.

         The following table summarizes the activity related to stock options:

                                    Exercise     Available      Options
                                     Price       for Grant    Outstanding
                                     -----       ---------    -----------
         At inception.............                 21,087              -
         Granted.................. $   10.50      (17,925)        17,925
         Cancelled................                      -              -
         Exercised................                      -              -
                                              -----------    -----------
         At December 31, 1999.....                  3,162         17,925
                                              ===========    ===========


P:       NONCASH INVESTING AND FINANCING ACTIVITIES

         There were no noncash investing and financing activities for the years ended December 31, 1999 and 1998.


Q:       REGULATORY MATTERS

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

         Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As discussed in greater detail below, as of December 31, 1999 and 1998, the Association meets the capital adequacy requirements to which it is subject.

         As of December 31, 1999 and 1998, based upon the most recent regulatory filings with OTS, the Association was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Association will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the following table.

         The actual and required capital amounts and ratios applicable to the Association are presented in the table below (dollars in thousands).

                                                                                             Minimum Required
                                                                                                To Be Well
                                                                     Minimum Required        Capitalized Under
                                                                        For Capital          Prompt Corrective
                                                  Actual             Adequacy Purpose        Action Provisions
                                            Amount     Ratio         Amount     Ratio        Amount     Ratio

         As of December 31, 1999:
         Total risk-based capital (To
          risk-weighted assets).......... $  3,039     22.23%      $  1,093      8.0%      $  1,367     10.0%
         Tier I capital (To
          risk-weighted assets)..........    2,867     20.98%           547      4.0%           820      6.0%
         Tier I capital (To
          adjusted total assets).........    2,867     10.18%         1,127      4.0%         1,408      5.0%

         As of December 31, 1998:
         Total risk-based capital (To
          risk-weighted assets).......... $  2,841     22.77%      $    998      8.0%      $  1,248     10.0%
         Tier I capital (To
          risk-weighted assets)..........    2,683     21.51%           499      4.0%           749      6.0%
         Tier I capital (To
          adjusted total assets).........    2,683     11.24%           955      4.0%         1,194      5.0%

R:       RELATED PARTY TRANSACTIONS

         A Bancorp director is a partner in a local law firm that provides legal services to the Bancorp. Fees paid to the law firm amounted to $4,800 for each of the years ended December 31, 1999 and 1998.


S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgement. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Bancorp could realize in a current settlement of the underlying financial instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should

S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

         not be interpreted as representing an aggregate measure of the underlying value of the Bancorp.

         The Bancorp does not maintain any investment or participation in financial instruments or agreements whose value is linked to, or derived from, changes in the value of some underlying asset or index. Such instruments or agreements include futures, forward contracts, option contracts, interest-rate swap agreements, and other financial arrangements with similar characteristics, and are commonly referred to as derivatives.

         The estimated fair value of the Bancorp's financial instruments (dollars in thousands) was as follows:

                                          ----------1999--------    ----------1998--------
                                            Carrying   Estimated      Carrying   Estimated
                                             Amount   Fair Value       Amount   Fair Value
         FINANCIAL ASSETS:
         Cash and amounts due from
          depository institutions....... $       771  $      771   $       177  $      177
         Interest-bearing deposits
          with other institutions.......       2,121       2,121         1,681       1,681
         Time deposits..................       1,101       1,101           795         795
         Investment securities..........       6,104       6,041         3,576       3,570
         Loans receivable, net..........      18,143      17,921        17,209      17,707
         Accrued interest receivable....         109         109            74          74
         FHLB stock.....................         180         180           171         171

         FINANCIAL LIABILITIES:
         Deposits....................... $    22,884  $   22,929   $    19,899  $   19,939
         Advances from FHLB.............       2,300       2,284           495         495
         Advances by borrowers for
          taxes and insurance...........          13          13            13          13
         Other liabilities..............          75          75            89          89

         The Bancorp in estimating the fair value of financial instruments used the following significant methods and assumptions.

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

S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

         Federal Home Loan Bank Stock
         The Federal Home Loan Bank's board sets the value of Federal Home Loan Bank stock at $100 per share.

         Deposits
         SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook and full-paid share savings, and money market accounts, represented approximately 34% and 28% of total deposits at December 31, 1999 and 1998, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

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

         Off-balance-sheet instruments
         Off-balance-sheet financial instruments include commitments to extend credit, letters of credit, and other financial guarantees. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 1999 and 1998. The contract or notional amounts of the

S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

         Association's financial instruments with off-balance-sheet risk are disclosed in Note K.


T:       CONVERSION FROM A MUTUAL TO A STOCK ASSOCIATION

         On September 30, 1998, The Iberville Building and Loan Association converted from a Louisiana-chartered mutual savings and loan association to a Louisiana-chartered stock savings and loan association known as "The Iberville Building and Loan Association" (the Association). The Association issued and sold 1,000 shares of stock to IBL Bancorp, Inc. for $871,182 and became a wholly-owned subsidiary of the Bancorp.

         In conjunction with the conversion, the Bancorp issued and sold 210,870 shares of its common stock at $10 per share. Net proceeds from the initial public offering amounted to $1,573,673 after costs associated with the offering, registration and conversion in the amount of $366,337.

         In accordance with OTS Regulations, the Association established, upon conversion, a "liquidation account" totalling $1,671,681, the amount of its retained earnings at March 31, 1998, the latest date shown in the prospectus issued in conjunction with the plan of conversion. The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts at the Association after the conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Association may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount.


U:       CONCENTRATION OF CREDIT RISK

         The Bancorp's loan portfolio consists of the various types of loans described in Note B above. Real estate or other assets secure most loans. The majority of these loans have been made to individuals and businesses in Iberville, West Baton Rouge, and Pointe Coupee parishes that are dependent on the area economy for their livelihood and servicing of their loan obligations.

         The Bancorp maintains deposits in other financial institutions that may from time to time exceed the federally insured deposit limits.

V:       DIVIDEND DECLARED

         On December 15, 1999, the board of directors of IBL Bancorp, Inc. declared a $.0425 per share dividend to stockholders of record at January 12, 2000, payable on January 28, 2000. The total dividend payable of $8,962 is included in other liabilities.


W:       EARNINGS PER SHARE

         The following table provides a reconciliation between basic and diluted earnings per share:
                                              For the Year Ended 1999
                                             -----------------------
                                                    Weighted
                                                     Average
                                        Income       Shares        Per-Share
                                     (Numerator)  (Denominator)      Amount
                                     -----------  -------------      ------
         Net income...............  $   184,389
                                     ----------
         Basic earnings per share
         Income available to
          common stockholders.....      184,389       194,875     $     0.95
                                                                   =========
         Effect of dilutive
          securities
         RRP shares granted.......            -           275
                                     ----------     ---------
         Diluted earnings per
          share
         Income available to
          common stockholders +
          assumed conversions.....  $   184,389       195,150     $      0.94
                                     ==========     =========      ==========

         Options to purchase 17,925 shares of common stock awarded on November 19, 1999 at $10.50 per share were not included in the computation of the diluted earnings per share because the options' exercise was greater than the average market price of the common shares. The options, which expire on November 17, 2009, were still outstanding at the end of year 1999.

         The computation of basic earnings per share for 1998 included reported net income in the numerator and the weighted average number of shares outstanding of 194,002 in the denominator.

X:       NEW ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting of Derivative Instruments and Hedging Activities, is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Statement of Financial Accounting Standards No. 137 (SFAS 137), Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, delayed the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. Early application of the provisions of SFAS 133 was encouraged, but the retroactive application to financial statements of prior periods was prohibited. SFAS 133 established additional accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It required that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Bancorp does not currently have any financial instruments that meet the Standard's definition of a derivative. Consequently, the provisions of this pronouncement will not materially affect the consolidated financial position or the consolidated results of operations of the Bancorp. Presently, management is not contemplating any transfers of securities held-to-maturity to the available-for-sale or trading categories nor any transfers of available-for-sale securities to the trading category.


Y:       PARENT COMPANY FINANCIAL STATEMENTS

         The financial statements for IBL Bancorp, Inc. (parent company), prepared on an unconsolidated basis are presented below:

                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                                                                         1999           1998
                                                                         ----           ----
         ASSETS
         Cash...................................................... $     49,256   $    708,099
         Time deposits.............................................      407,000              -
         Mortgage-backed securities held-to-maturity (estimated
          market value $189,375)...................................      200,000              -
         Accrued interest receivable...............................        6,609              -
         Investment in The Iberville Building and Loan Association
          at equity in underlying net assets.......................    2,862,071      2,682,921
                                                                     -----------    -----------
           Total assets............................................ $  3,524,936   $  3,391,020
                                                                     ===========    ===========

Y:       PARENT COMPANY FINANCIAL STATEMENTS (Continued)
                                                                         1999           1998
                                                                         ----           ----
         LIABILITIES AND SHAREHOLDERS' EQUITY
         LIABILITIES
         Due to subsidiary......................................... $     11,459   $          -
         Other liabilities.........................................        9,439          8,425
                                                                     -----------    -----------
                                                                          20,898          8,425
                                                                     -----------    -----------
         SHAREHOLDERS' EQUITY
         Preferred stock, $.01 par, 2,000,000 shares authorized....            -              -
         Common stock, $.01 par, 5,000,000 shares authorized,
          210,870 shares issued and outstanding....................        2,109          2,109
         Additional paid-in capital................................    1,740,201      1,740,254
         Unearned ESOP shares......................................     (147,603)      (165,971)
         Unearned RRP shares.......................................      (44,193)             -
         Retained earnings - substantially  restricted.............    1,958,199      1,806,496
         Accumulated other comprehensive income....................       (4,675)          (293)
                                                                     -----------    -----------
           Total shareholders' equity..............................    3,504,038      3,382,595
                                                                     -----------    -----------
           Total liabilities and shareholders' equity.............. $  3,524,936   $  3,391,020
                                                                     ===========    ===========

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                         1999           1998
                                                                         ----           ----
         INCOME
         Interest income
          Mortgage-backed securities............................... $     11,692   $          -
          Deposits.................................................       20,255              -
          Other....................................................       13,749          3,589
                                                                     -----------    -----------
                                                                          45,696          3,589
                                                                     -----------    -----------
         EXPENSES
         Legal.....................................................       30,953              -
         Other general and administrative..........................       13,409            700
                                                                     -----------    -----------
                                                                          44,362            700
                                                                     -----------    -----------
         INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF THE
          IBERVILLE BUILDING AND LOAN ASSOCIATION..................        1,334          2,889
         Equity in undistributed earnings of The Iberville
          Building and Loan Association............................      183,532        193,021
                                                                     -----------    -----------
         INCOME BEFORE INCOME TAXES................................      184,866        195,910
         PROVISION FOR INCOME TAXES................................          477            517
                                                                     -----------    -----------
         NET INCOME................................................      184,389        195,393
         Retained earnings - beginning of year.....................    1,806,496      1,619,011
         Less dividends declared...................................      (32,686)        (7,908)
                                                                     -----------    -----------
         Retained earnings - end of year........................... $  1,958,199   $  1,806,496
                                                                     ===========    ===========

                             STATEMENT OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                         1999           1998
                                                                         ----           ----
         CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income................................................ $    184,389   $    195,393
         Adjustments to reconcile net income to net cash provided
          by operating activities:
           Equity in undistributed earnings of The Iberville
            Building and Loan Association..........................     (183,532)      (193,021)
           ESOP compensation.......................................       18,315          2,719
           Release of RRP shares...................................       25,682              -
           Increase in accrued interest receivable.................       (6,609)             -
           Increase in due to subsidiary...........................       11,459              -
           Increase (decrease) in other liabilities................          (40)           517
                                                                     -----------    -----------
         Net cash provided by operating activities.................       49,664          5,608
                                                                     -----------    -----------

         CASH FLOWS FROM INVESTING ACTIVITIES
         Acquisition of The Iberville Building and Loan Association            -       (871,182)
         Purchase of security held to maturity.....................     (200,000)             -
         Certificates of deposit acquired..........................     (407,000)             -
                                                                     -----------    -----------
         Net cash used in investing activities.....................     (607,000)      (871,182)
                                                                     -----------    -----------
         CASH FLOWS FROM FINANCING ACTIVITIES
         Net proceeds from sale of common stock....................            -      1,573,673
         Acquisition of RRP shares.................................      (69,875)             -
         Cash dividends............................................      (31,632)             -
                                                                     -----------    -----------
         Net cash provided by (used in) financing activities.......     (101,507)     1,573,673
                                                                     -----------    -----------
         NET INCREASE (DECREASE) IN CASH...........................     (658,843)       708,099
         Cash - beginning of year..................................      708,099              -
                                                                     -----------    -----------
         Cash - end of year........................................ $     49,256   $    708,099
                                                                     ===========    ===========

                              CORPORATE INFORMATION


Directors:

G. Lloyd Bouchereau, Jr.
President and Chief Executive Officer



John L. Delahaye
Attorney
Plaquemine, Louisiana



Gary K. Pruitt
Retired
Greater Baton Rouge Port Commission
Port Allen, Louisiana



Bobby E. Stanley
Self Employed Accountant
Port Allen, Louisiana



Edward J. Steinmetz
Regional Manufacturing Manager
Borden Chemical Inc.
Donaldsonville, Louisiana


Danny M. Strickland
Vice-President


Executive Officers:

G. Lloyd Bouchereau, Jr.
President and Chief Executive Officer

Danny M. Strickland
Vice-President

                          Annual Stockholders Meeting:

                           April 26, 2000; 10:00 a.m.
                              23910 Railroad Avenue
                              Plaquemine, Louisiana
                           Record Date: March 6, 2000

                                  Main Office:
                              23910 Railroad Avenue
                              Plaquemine, Louisiana



                              Independent Auditor:
                          L.A. Champagne & Co., L.L.P.
                             Baton Rouge, Louisiana




                                General Counsel:
                                Borron & Delahaye
                              Plaquemine, Louisiana



                       Securities and Regulatory Counsel:
                      Elias, Matz, Tiernan & Herrick L.L.P.
                                Washington, D. C.



                        Stock Registrar & Transfer Agent:
                         Registrar and Transfer Company
                              Cranford, New Jersey