Form 10KSB, Exhibit 13
period 2001-12-31
IBL BANCORP
filed 2002-03-28
CIK 1064160

Exhibit 13 of 10-KSB
                              --------------------

                                IBL Bancorp, Inc.
                               23910 Railroad Ave.
                              Plaquemine, LA 70764

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

         IBERVILLE BUILDING & LOAN ASSOCIATION. The Association was organized as a state chartered mutual savings institution in 1915. We currently operate through one full service banking office located in Plaquemine, Louisiana. At December 31, 2001, we had total assets of $32.6 million, deposits of $26.1 million and stockholders' equity of $3.3 million or 10.1% of total assets.

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

         As a state chartered savings institution, we are subject to extensive regulation by the Office of Financial Institutions, State of Louisiana ("OFI") and by the Office of Thrift Supervision ("OTS"). Our lending activities and other investments must comply with state and federal regulatory requirements, and these regulatory agencies periodically examine us for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. We must also file reports with the OTS describing our activities and financial condition and are subject to certain monetary reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

         Market for Common Stock. The Company's common stock was first quoted and began trading on the Nasdaq Small Cap Market System on October 1, 1998, under the symbol "IBLB". At that date there were 210,870 shares of the Company's common stock outstanding, and there were approximately 222 record holders of the Company's common stock. At December 31, 2001 there were approximately 181 stockholders of the Company's common stock. Due to the relatively small size of the offering and small number of stockholders, there was only limited trading activity in 2001. There were eleven known trades in 2001, the lowest of which was at $10.75 per share and the highest was at $12.50 per share.

         The payment of dividends on the common stock is subject to determination and declaration by the Board of Directors of our holding company. The Company's first four quarterly cash dividends were paid at a rate of $0.15 per share per annum with the first quarterly dividend paid in January 1999. The Company's second four quarterly cash dividends were paid in 2000 at a rate of $0.17 per share per annum. The Company's third four quarterly cash dividends were paid at a rate of $0.20 per share per annum. The Board of Directors intends to pay quarterly cash dividends at a rate of $0.23 per share per annum commencing with the Company's thirteenth dividend paid in January 2002. The payment of future dividends will be subject to the requirements of applicable law and the determination by our holding company's Board of Directors that our net income, capital and financial condition, thrift industry trends and general economic conditions justify the payment of dividends, and we cannot assure you that dividends will continue to be paid in the future.



                        SELECTED FINANCIAL AND OTHER DATA



                                                        At December 31,
                                                        ---------------
                                                    2001       2000        1999
                                                     (Dollars in thousands)
Selected Financial Condition and Other Data:
Total assets                                     $33,134     $32,257     $28,776
Cash and cash equivalents                          2,379       1,668       2,892
Time deposits                                        905       1,103       1,101
Investment securities:
    Available for sale                             6,786       6,234       3,732
     Held to maturity                              1,684       2,068       2,372
Loans receivable net                              20,799      20,670      18,143
Real estate owned, net                              --          --          --
Deposits                                          25,800      24,567      22,884
Borrowings                                         3,099       3,697       2,300
Total stockholders equity                          4,124       3,812       3,504
Full service offices                                   1           1           1



                                                     Year Ended December 31,
                                                     -----------------------
                                                 2001         2000        1999
                                                 ----         ----        ----
                                                      (Dollars in thousands)

Selected Operating Data:
Interest income                                 $ 2,459     $ 2,283     $ 1,886
Interest expense                                  1,256       1,173         953
                                                -------     -------     -------
Net interest income before
     provision for loan losses                    1,203       1,110         933
Provision for loan losses                             7           4           9
                                                -------     -------     -------
Net interest income after
     provision for loan losses                    1,196       1,106         924
Non-interest income                                 111          97          97
Non-interest expense                                886         759         744
                                                -------     -------     -------
Income before income taxes                          421         444         277
Income taxes                                        142         147          93
                                                -------     -------     -------

Net income                                          279         297         184
Other comprehensive income (loss), net               27          24          (4)
                                                -------     -------     -------
Comprehensive income                            $   306     $   321     $   180
                                                -------     -------     -------

Selected Ratios
                                                                  At or for the
                                                            Year Ended December 31,
                                                            -----------------------
                                                        2001        2000       1999
                                                        -----       ----       ----

Performance Ratios:
Return on average assets (net income
   divided by average total assets)                     0.85%       0.97%       0.68%
Return on average equity (net income
   divided by average equity)                           7.14        8.44        5.41
Interest rate spread (average yield on assets
   minus average rate on liabilities)                   3.23        3.22        3.09
Net interest margin (net interest income
   divided by average interest-earning assets)          3.74        3.70        3.54
Ratio of average interest-earning assets
   to average interest-bearing liabilities            112.89      112.52      112.24
Ratio of non-interest expense to average
   total assets                                         2.71        2.49        2.74
Efficiency ratio (non-interest expense
   divided by total of net interest income
   and non-interest income)                            67.43       62.88       72.21
Dividend pay out ratio (dividends paid during
   the year divided by net income)                     15.77       11.78       17.39

Asset Quality Ratios:
Non-performing assets to total assets at
   end of  period                                       0.68        1.22        0.41
Non-performing loans to total loans at
   end of  period                                       1.00        1.78        0.62
Allowance for loan losses to total loans
   at end of  period                                    1.72        1.80        2.19
Allowance for loan losses to non-performing
   loans at end of  period                            171.56      100.76      341.18
Provision for loan losses to total loans                0.03        0.02        0.05
Net charge-offs to average loans
   outstanding                                          0.08        0.07        0.08


                                       v

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

         This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which we operate); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which we have no control); and other risks detailed in this Annual Report and in our other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the traditional savings institution business of originating long-term loans funded by short-term deposits by pursuing the following strategies: (1) we have historically maintained liquidity and capital levels to compensate for unfavorable movements in market interest rates; and (2) in order to mitigate the adverse effect of interest rate risk on future operations, we emphasize the origination of adjustable-rate mortgage loans and shorter term consumer loans and the purchase of adjustable-rate mortgage-backed securities.

         The OTS requires us to measure our interest rate risk by computing estimated changes in the net portfolio value ("NPV") of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. Our Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. Under OTS regulations, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. In March 2001, the OTS issued a notice of proposed rulemaking to eliminate this interest rate risk deduction. The OTS proposes to instead rely upon a requirement that each savings institution adopt interest rate risk management procedures, and a separate provision that includes interest rate risk among the factors to be considered in establishing individual minimum capital requirements. Because a 200 basis point increase or decrease in interest rates would not have resulted in the Association's NPV declining by more than 200 basis points of the estimated market value of the Association's assets as of December 31, 2001, the Association would not have been subject to any capital deductions if the regulation had been effective for such date.

         The following table presents the Association's NPV as of December 31, 2001 as calculated by the OTS, based on information provided to the OTS by the
Association:


                                      Net Portfolio Value                 NPV as % of Portfolio      Change in NPV as % of
       Change in Rates(1)       $ Amount             $ Change   Change      Value of Assets       Portfolio Value of Assets(2)
       ------------------       --------             --------   ------      ---------------       ----------------------------
                                      (Dollars in Thousands)

         +300 bp                 $ 3,689              $ (205)    (5) %            11.27 %               (.41) %

         +200 bp                   3,774                (120)    (3)              11.45                 (.22)

         +100 bp                   3,832                 (62)    (2)              11.56                 (.12)

            0 bp                   3,894                  --     --               11.67                   --

         -100 bp                   3,978                  84      2               11.84                   .17



(1) Beginning with the September 2001 cycle the -300 basis points change was no longer provided in this report. Beginning with the December 2001 cycle the -200 basis points change is no longer provided in this report.

(2) Based on the portfolio value of the Association's assets assuming no change in interest rates.


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

IBL Bancorp, Inc.
Average Balances, Net Interest Income, Yields Earned and Rates Paid
                                                                       Year Ended                              Year Ended
                                                                   December 31, 2001                       December 31, 2000
                                                         Average                       Average   Average                   Average
                                                         Balance        Interest        Rate     Balance        Interest    Rate
                                                         -------        --------        -----    -------        --------    -----
                                                                                    (Dollars in Thousands)
Interest-earning Assets:
  Loans receivable (2)                                      $21,115      $ 1,816        8.60%    $19,677      $1,632          8.29%
  Mortgage-backed securities                                  8,219          518        6.30%      7,474         488          6.53%
  FHLB stock and other investment securities                    610           30        4.92%        225          17          7.56%
  Interest-bearing deposits                                   2,229           95        4.26%      2,595         146          5.63%
                                                            -------      -------        ----     -------      ------          ----
    Total interest-earning assets                            32,173        2,459        7.64%     29,971       2,283          7.62%
Non-interest earning assets                                     528                                  534
                                                            -------                              -------
      Total assets                                          $32,701                              $30,505
                                                            =======                              =======
Interest-bearing Liabilities:
  Deposits (3)                                              $25,186      $ 1,098        4.36%    $23,801      $1,003          4.21%
  FHLB advances                                               3,314          158        4.77%      2,834         170          6.00%
                                                            -------      -------        ----     -------      ------          ----
    Total interest-bearing liabilities                       28,500        1,256        4.41%     26,635       1,173          4.40%
Non-interest bearing liabilities                                291                                  352
                                                            -------                              -------
      Total liabilities                                      28,791                               26,987
Stockholders' equity                                          3,910                                3,518
                                                            -------                              -------
      Total liabilities and stockholders' equity            $32,701                              $30,505
                                                            =======                              =======
Net interest income / average interest rate spread                       $ 1,203        3.23%                 $1,110          3.22%
                                                                         =======        ====                  ======          ====
Net interest margin (4)                                                                 3.74%                                 3.70%
                                                                                        ====                                  ====
Interest-earning assets to interest-bearing liabilities      112.89%                              112.52%
                                                             ======                               ======


                                                                                    Year Ended
                                                                                 December 31, 1999
                                                                     Average                       Average
                                                                     Balance        Interest        Rate
                                                                     -------        --------        -----
Interest-earning Assets:
  Loans receivable (2)                                               $18,066        $1,441        7.98%
  Mortgage-backed securities                                           4,576           266        5.81%
  FHLB stock and other investment securities                             175             9        5.14%
  Interest-bearing deposits                                            3,548           170        4.79%
                                                                     -------        ------        ----
    Total interest-earning assets                                     26,365         1,886        7.15%
Non-interest earning assets                                              753
                                                                     -------
      Total assets                                                   $27,118                      3.54%
                                                                     =======                      ====
Interest-bearing Liabilities:
  Deposits (3)                                                       $22,423        $  904        4.03%
  FHLB advances                                                        1,067            49        4.59%
    Total interest-bearing liabilities                                23,490           953        4.06%
Non-interest bearing liabilities                                         229
                                                                     -------
      Total liabilities                                               23,719
Stockholders' equity                                                   3,399
                                                                     -------
      Total liabilities and stockholders' equity                     $27,118
                                                                     =======
Net interest income / average interest rate spread                                  $  933        3.09%
                                                                                    ======        ====
Net interest margin (4)
Interest-earning assets to interest-bearing liabilities               112.24%                     3.54%
                                                                      ======                      ====


  (1) At December 31, 2001, the weighted average yields earned and rates paid were as follows: loans receivable, 8.04%; mortgage backed securities, 6.13%; investment securities, 3.92%; other interest-bearing deposits, 2.86%; total interest-earning assets, 7.07%; deposits, 4.11%; FHLB advances, 3.94%; total interest-bearing liabilities, 4.08%; and, average interest rate spread, 2.99%.
  (2)  Includes non-accruing loans.
  (3)  Includes noninterest-bearing checking accounts.
  (4)  equals net interest income divided by average interest-earning assets.

         Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expenses during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate) and (2) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

IBL Bancorp, Inc.
Rate - Volume Analysis
                                                            Year Ended                               Year Ended
                                                    December 31, 2001 vs. 2000               December 31, 2000 vs. 1999
                                                    --------------------------               --------------------------
                                                     Increase / (Decrease)               Increase / (Decrease)
                                                          Due to                Total             Due to               Total
                                                          ------               Increase           ------            Increase
                                                     Rate        Volume       (Decrease)     Rate        Volume      (Decrease)
                                                     ----        ------       ----------     ----        ------      ----------
                                                                              (Dollars in Thousands)
Interest-earning Assets:
  Loans receivable                                  $ 62          $ 122          $ 184       $ 59          $ 132          $ 191
  Mortgage-backed securities                         (17)            47             30         36            186            222
  FHLB stock and other investment securities          (8)            21             13          5              3              8
  Interest-bearing deposits                          (32)           (19)           (51)        26            (50)           (24)
                                                    ----          -----          -----       ----          -----          -----
    Total interest-earning assets                      5            171            176        126            271            397
                                                    ----          -----          -----       ----          -----          -----
Interest-bearing Liabilities:
  Deposits                                            35             60             95         42             57             99
  FHLB advances                                      (38)            26            (12)        19            102            121
                                                    ----          -----          -----       ----          -----          -----
    Total interest-bearing liabilities                (3)            86             83         61            159            220
                                                    ----          -----          -----       ----          -----          -----
Increase in net interest income                      $ 8           $ 85           $ 93       $ 65          $ 112          $ 177
                                                    ====          =====          =====       ====          =====          =====


Comparison of Financial Condition at December 31, 2001 and December 31, 2000

         Total assets increased $876,000, or 2.7%, from $32.3 million at December 31, 2000 to $33.1 million at December 31, 2001.

         Loans receivable increased by approximately $119,000 or 0.6% from December 31, 2000 to December 31, 2001 as originations exceeded repayments for the period. The increase in loans receivable in 2001 was primarily caused by increases in our consumer and commercial real estate loans.

         Investment securities increased from December 31, 2000 to December 31, 2001 by $167,000 or 2.0%. During the year we purchased $3.1 million of investment securities, and we received $2.9 million of principal payments on our investment securities in 2001. At December 31, 2001, mortgage-backed securities in the amount of $8.1 million made up the majority of the Company's $8.5 million in investment securities. The remaining 0.4 million in investment securities is composed of a government obligation in the form of a Small Business Association security and a FHLB note.

         Total deposits increased by $1.2 million or 5.0% from $24.6 million at December 31, 2000 to $25.8 million at December 31, 2001. The increase was primarily due to increases in both passbook saving and NOW accounts.

         Our total stockholders' equity increased $312,000 from $3,812,000 at December 31, 2000 to $4,124,000 at December 31, 2001. Net income of $280,000, an increase of $27,000 in unearned gains on available-for-sale investment securities, a $26,000 decrease in unearned RRP shares, a $17,000 decrease in unearned ESOP shares, which caused a $3,000 increase in retained earnings substantially restricted, and a $3,000 increase in additional paid-in capital increased stockholders equity during the period. These factors were partially offset by the payment of four quarterly dividends totaling $44,000.

Comparison of Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

         Net income was $280,000 for the year ended December 31, 2001 compared to $297,000 for 2000 and $184,000 for 1999. The decrease in net income in 2001 from 2000 was primarily attributable to an increase of $127,000 in non-interest expense over that same period. Net income for 2001 resulted in a return on average assets of .85% compared to .97% and .68% for 2000 and 1999, respectively.

         Interest Income: Interest income totaled $2.5 million, $2.3 million and $1.9 million for 2001, 2000 and 1999, respectively. The increase in total interest income in 2001 was primarily due to increases in interest-earning assets funded by increased deposits. The average balance of interest-earning assets increased $2.2 million in 2001 and $3.6 million in 2000. The average yield on interest-earning assets in 1999 was 7.15%, increasing in 2000 to 7.62% and then increasing in 2001 to 7.64%. The increased yields on assets in 2001 were primarily due to higher yields on our adjustable-rate mortgage loans.

         Our primary source of interest income for the three-year period ended December 31, 2001 was from loans receivable. Interest income from loans receivable was $1.8 million, $1.6 million and $1.4 million for 2001, 2000 and 1999, respectively. The average balances of loans receivable also increased during the period with a $1.4 million increase in 2001, a $1.6 million increase in 2000 and a $1.5 million increase in 1999 due to increased loan demand in our market area.

         Interest income on investment securities increased in 2001 by $51,000 due to an increase in average balances of $1.1 million partially offset by a decrease in the average rate paid. Of this $51,000 increase in interest income, $30,000 is from mortgage-backed securities due to an increase in average balances partially offset by a decrease in average the rate paid. The remaining $21,000 of the increase is from the SBA security and FHLB note. Interest income on investment securities increased in 2000 by $222,000 due to an increase in average balances of $2.9 million and an increase in the average rate paid. These increases in interest income were offset by a decrease in interest income on deposits in 2001 by $51,000 due to a decrease in average balances of $366,000 and a decrease in the average rate paid. The increases in interest income were further offset by a $8,000 decrease in interest income on FHLB stock due to a decrease in the average rate paid.

         Interest Expense: Interest on deposits increased by $95,000 or 9.5% in 2001 after increasing by $99,000 or 11.0% in 2000 compared to the respective prior periods. The increase in 2001 was due to a $1.4 million or 5.8% increase in the average balances of deposits and an increase in the average rates paid from 4.21% in 2000 to 4.36% in 2001. The higher rate was mainly due to the average balance of higher rate certificates of deposit increasing in 2001, while the lower rate passbook and NOW accounts declined.

         Interest on advances from the Federal Home Loan Bank decreased by $12,000 or 6.8% in 2001 over 2000 due to declining interest rates charged on these advances. Interest on advances from Federal Home Loan Bank increased $121,000 or 245% in 2000 over 1999, due to the fact the Association utilized more advances in 2000 to purchase investment securities.

         Net Interest Income: Net interest income was $1.2 million, $1.1 million and $933,000 for 2001, 2000 and 1999, respectively. The increases in net interest income reflect increases in average interest-earning assets over average interest-bearing liabilities each year. Average interest rate spread increased from 3.09% in 1999 to 3.22% in 2000 and 3.23% in 2001. Our net interest margin was 3.74%, 3.70% and 3.54% for 2001, 2000 and 1999.

         Provisions for Loan Losses: We use historical loss ratios to estimate the portion of the allowance for loan losses associated with performing loans. Non-performing assets dropped $168,000, from $393,000 at December 31, 2000 to $225,000 at December 31, 2001. The provision for loan losses increased by $3,000 in 2001, while our allowance for loan losses decreased to $386,000 or 1.7% of the loan portfolio during the same period. In 2000, the provision for loan losses was $4,000, which decreased our allowance for loan losses to $396,000 or 1.9% of the loan portfolio. In 1999, the provision for loan losses was $9,000, which decreased our allowance for loan losses to $406,000 or 2.2% of the loan portfolio. With non-performing assets at December 31, 2001, 2000 and 1999 being $225,000, $393,000 and $119,000, our analysis of the allowance for loan losses led to the conclusion that the allowance for loan losses was sufficient to cover the modest charge offs and the current asset quality of the loan portfolio.

         Non-interest Income: Non-interest income for 2001, 2000 and 1999 was $111,000, $97,000 and $97,000, respectively. Non-interest income consisted primarily of customer service fees related to customers' deposit accounts and loan service charges.

         Non-interest Expense: Non-interest expense for 2001, 2000 and 1999 was $886,000, $759,000 and $744,000, respectively. The increase of $127,000 or 16.7%
in non-interest expense in 2001 over 2000 was primarily due to an increase in compensation and benefits, legal and other professional, data processing, office supplies and postage, furniture and equipment, other general and administrative and other taxes. Compensation and benefits increased by $54,000 primarily due to an increase in staff and an increase in director fees. Legal and other professional increased $22,000 due to legal and accounting fees incurred in the daily operation of the Company and the preparation of our SEC reports. Data processing increased by $19,000 primarily caused by an increase in the cost of our third party data processor. Non-interest expense increased further in 2001 due to a $12,000 loss on sale of foreclosed asset and increases of $7,000 in office supplies and postage, $6,000 in furniture and equipment, $4,000 in other and general administrative and $3,000 in other taxes. The increase in non-interest expense in 2000 was primarily due to an increase in compensation and benefits, other general and administrative, advertising, and office supplies and postage.

         Our operating efficiency, measured by our efficiency ratio (non-interest expense divided by the total of net interest income and non-interest income was 67.4%, 62.9%, and 72.2% for 2001, 2000 and 1999, respectively. The higher ratio for 2001 is primarily due to the increased non-interest expense. The ratios of non-interest expense to average total assets were 2.7%, 2.5% and 2.7% for 2001, 2000, and 1999, respectively.

         Income Taxes: Our effective tax rate was 34%, 33% and 34% for 2001, 2000 and 1999, respectively. See Note J of the Notes to Consolidated Financial Statements.

Sources of Capital and Liquidity

         We have historically maintained substantial levels of capital. The assessment of capital adequacy depends on several factors, including asset quality, earnings trends, liquidity and economic conditions. We seek to maintain high levels of regulatory capital to give us maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. These levels of capital have been achieved through consistent earnings enhanced by low levels of non-interest expense and have been maintained at those high levels as a result of our policy of moderate growth generally confined to our market area. At December 31, 2001, we exceeded all current regulatory capital requirements and met the definition of a "well-capitalized" institution. See Note Q of the Notes to Consolidated Financial Statements.

         The primary business of our holding company is holding the stock of the Association. The net proceeds of the Conversion retained by our holding company on September 30, 1998 have provided sufficient funds for the Company's operations. Our holding company's primary sources of liquidity in the future will be dividends paid by the Association, repayment of the ESOP loan and income from investments in securities and other financial institutions. We are subject to certain regulatory limitations with respect to the payment of dividends to our holding company.

         In 2001, the OTS deleted the requirement that each savings institution maintain an average daily balance of liquid assets of at least 4% of its liquidity base. The OTS now requires savings institutions to maintain sufficient liquidity to ensure their safe and sound operation. We seek to maintain a relatively high level of liquidity in order to retain flexibility in terms of lending and investment opportunities and deposit pricing, and in order to meet funding needs of deposit outflows and loan commitments. Historically, we have been able to meet our liquidity demands through internal sources of funding.

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

         We have also designated certain securities as available for sale in order to meet liquidity demands. At December 31, 2001, we had designated securities with a fair value of $6.8 million as available for sale. In addition to internal sources of funding, we are a member of the Federal Home Loan Bank of Dallas and have substantial borrowing authority with the Federal Home Loan Bank of Dallas. At December 31, 2001, we could obtain up to $15.0 million in FHLB advances, and we had $3.1 million of FHLB advances outstanding on that date. Our use of a particular source of funds is based on need, comparative total costs and availability.

         At December 31, 2001, we had outstanding approximately $651,000 in commitments to originate loans and unused lines of credit. At the same date, the total amount of certificates of deposit which were scheduled to mature in one year or less was $12.8 million. We anticipate that we will have resources to meet our current commitments through internal funding sources described above. Historically, we have been able to retain a significant amount of our deposits as they mature.

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

Impact of New Accounting Standards

         The following are recently issued accounting standards which we have yet to adopt. For information about recent accounting standards which we have adopted, see Note W of the Notes to Consolidated Financial Statements.

         The provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, shall be applied in fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are not expected to have a material effect on our consolidated financial position or our consolidated results of operations.

         Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 30, 2002. This Statement amends FASB Statement No. 19 Financial Accounting and Reporting by Oil and Gas Producing Companies. It addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset. This Statement will not materially affect our consolidated financial position or our consolidated results of operations.

         Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, is effective for financial statements issued for fiscal years beginning after December 15, 2001. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement will not materially affect our consolidated financial position or our consolidated results of operations.

                                IBL BANCORP, INC.

                              PLAQUEMINE, LOUISIANA

                                DECEMBER 31, 2001

                                TABLE OF CONTENTS



     Independent auditor's report...................................   i

     Financial statements

       Consolidated statements of financial condition...............   1

       Consolidated statements of income and comprehensive income... 2 - 3

       Consolidated statements of changes in shareholders' equity...   4

       Consolidated statements of cash flows........................ 5 - 6

       Notes to consolidated financial statements................... 7 -30

                          INDEPENDENT AUDITOR'S REPORT

     Shareholders and Directors
      IBL Bancorp, Inc.

     We have audited the accompanying consolidated statements of financial condition of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association, as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, changes in shareholders'equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



     January 15, 2002



                                            IBL BANCORP, INC.
                             CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                       December 31, 2001 and 2000



                                                                             2001               2000
                                                                         ------------      ------------
ASSETS
Cash and amounts due from depository institutions                        $    219,790      $    166,845
Interest-bearing deposits in other institutions                             2,159,131         1,500,837
                                                                         ------------      ------------
     Total cash                                                             2,378,921         1,667,682
                                                                         ------------      ------------
Time deposits                                                                 905,000         1,103,000
                                                                         ------------      ------------
Investment securities
 Held to maturity (estimated market value $1,714,586 and $2,068,676)        1,683,662         2,068,115
 Available-for-sale (amortized cost $6,716,085 and $6,205,163)              6,786,016         6,234,114
                                                                         ------------      ------------
     Total investment securities                                            8,469,678         8,302,229
                                                                         ------------      ------------
Loans receivable                                                           21,185,209        21,065,939
Less allowance for loan losses                                                386,317           395,880
                                                                         ------------      ------------
     Loans receivable, net                                                 20,798,892        20,670,059
                                                                         ------------      ------------
Premises and equipment, net                                                   145,368           133,198
Federal Home Loan Bank stock, at cost                                         225,100           208,300
Accrued interest receivable                                                   173,973           150,183
Other assets                                                                   36,748            22,543
                                                                         ------------      ------------
         Total assets                                                    $ 33,133,680      $ 32,257,194
                                                                         ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITYDeposits                             $ 25,800,378      $ 24,567,301
Advances from Federal Home Loan Bank                                        3,099,000         3,697,000
Advances by borrowers for taxes and insurance                                  16,506            16,105
Income taxes payable                                                             --              83,332
Other liabilities and deferrals                                                93,477            81,093
                                                                         ------------      ------------
         Total liabilities                                                 29,009,361        28,444,831
                                                                         ------------      ------------

Commitments and contingencies                                                    --                --
                                                                         ------------      ------------

Preferred stock - $.01 par, 2,000,000 shares authorized                          --
                                                                                           ------------
Common stock - $.01 par, 5,000,000 shares authorized, 210,870 shares
 issued                                                                         2,109             2,109
Additional paid-in capital                                                  1,744,044         1,740,992
Unearned ESOP shares                                                         (113,865)         (130,734)
Unearned RRP shares                                                           (13,620)          (39,302)
Retained earnings - substantially restricted                                2,459,497         2,220,190
Accumulated other comprehensive income                                         46,154            19,108
                                                                         ------------      ------------
         Total  stockholders' equity                                        4,124,319         3,812,363
                                                                         ------------      ------------
         Total liabilities and stockholders' equity                      $ 33,133,680      $ 32,257,194
                                                                         ============      ============

The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                     Years ended December 31, 2001 and 2000



                                                         2001             2000
                                                     ----------       ----------
INTEREST INCOME
Loans                                                $1,815,912       $1,632,503
Investment securities                                   539,007          487,789
FHLB stock and other securities                           8,985           16,739
Deposits                                                 95,313          145,996
                                                     ----------       ----------
     Total interest income                            2,459,217        2,283,027
                                                     ----------       ----------

INTEREST EXPENSE
Deposits
 Interest-bearing demand deposit accounts                67,290          131,234
 Passbook savings accounts                               90,049           94,084
 Certificate of deposit accounts                        941,075          777,708
                                                     ----------       ----------
     Total interest on deposits                       1,098,414        1,003,026
Advances from Federal Home Loan Bank                    158,097          169,559
                                                     ----------       ----------
     Total interest expense                           1,256,511        1,172,585
                                                     ----------       ----------
         Net interest income                          1,202,706        1,110,442
Provision for losses on loans                             6,800            4,067
                                                     ----------       ----------
NET INTEREST INCOME AFTER PROVISION FOR
 LOSSES ON LOANS                                      1,195,906        1,106,375
                                                     ----------       ----------

NON-INTEREST INCOME
Service charges on deposit accounts                     101,852           82,023
Other                                                     9,062           14,648
                                                     ----------       ----------
     Total non-interest income                          110,914           96,671
                                                     ----------       ----------

NON-INTEREST EXPENSES
Compensation and benefits                               435,490          381,950
Occupancy                                                32,760           32,212
Furniture and equipment                                  34,353           28,612
Deposit insurance premium                                 4,665            4,824
Data processing                                          77,903           58,771
Legal and other professional                             79,959           58,447
Advertising                                              19,051           18,629
Office supplies and postage                              42,162           35,301
Other taxes - share tax assessment                       33,786           31,052
Other general and administrative                        113,441          109,215
Loss on sale of foreclosed asset                         12,044             --
                                                     ----------       ----------
     Total non-interest expenses                        885,614          759,013
                                                     ----------       ----------




Continued. . .
                                                                 2001              2000
                                                              ---------         ---------

INCOME BEFORE PROVISION FOR INCOME TAXES                      $ 421,206         $ 444,033

PROVISION FOR INCOME TAXES                                      141,699           147,216
                                                              ---------         ---------

NET INCOME                                                    $ 279,507         $ 296,817
                                                              =========         =========

Basic earnings per share                                      $    1.43                 $
                                                                                =========
                                                                                     1.55

Diluted earnings per share                                    $    1.30                 $
                                                                                =========
                                                                                     1.52


COMPREHENSIVE INCOME
Net income                                                    $ 279,507         $ 296,817
                                                              ---------         ---------

Other comprehensive income
  Unrealized holding gains on securities during the period       40,980            36,035
  Income tax expense related to unrealized holding gains        (13,934)          (12,252)
                                                              ---------         ---------
Other comprehensive income, net of  tax effects                  27,046            23,783
                                                              ---------         ---------

Comprehensive income                                          $ 306,553         $ 320,600
                                                              =========         =========


The accompanying notes are an integral part of these financial statements.



                                                         IBL BANCORP, INC.
                                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              Years ended December 31, 2001 and 2000

                                                                                          Retained     Accumulated
                                                                                          Earnings -      Other
                                                    Additional   Unearned  Unearned        Substan-       Compre-
                                          Common     Paid-In      ESOP       RRP           tially         hensive        Total
                                          Stock     Capital      Shares     Shares       Restricted       Income        Equity
                                          -----     -------      ------     ------       ----------       ------        ------
BALANCE, DECEMBER 31, 1999               $2,109   $1,740,201   $(147,603) $(44,193)     $ 1,958,199   $    (4,675)     $3,504,038



COMPREHENSIVE INCOME
Net income                                 --           --         --         --            296,817            --         296,817
Other comprehensive income, net of tax
  Unrealized losses on securities          --           --         --         --               --          23,783          23,783
                                         ------   ----------  ---------   --------      -----------   -----------      ----------
Comprehensive income                       --           --         --         --            296,817        23,783         320,600
                                         ------   ----------  ---------   --------      -----------   -----------      ----------
ESOP shares released for allocation        --            791     16,869       --               --              --          17,660
Acquisition of RRP shares                  --           --         --      (20,791)            --              --         (20,791)
RRP shares issued                          --           --         --       25,682             --              --          25,682
Dividends                                  --           --         --         --            (34,826)           --         (34,826)
                                         ------   ----------  ---------   --------      -----------   -----------      ----------
BALANCE, DECEMBER 31, 2000                2,109    1,740,992   (130,734)   (39,302)       2,220,190        19,108       3,812,363
                                         ------   ----------  ---------   --------      -----------   -----------      ----------

COMPREHENSIVE INCOME
Net income                                 --           --         --         --            279,507            --         279,507
Other comprehensive income, net of tax
  Unrealized gains on securities           --           --         --         --               --          27,046          27,046
                                         ------   ----------  ---------   --------      -----------   -----------      ----------
Comprehensive income                       --           --         --         --            279,507        27,046         306,553
                                         ------   ----------  ---------   --------      -----------   -----------      ----------
ESOP shares released for allocation        --          3,052     16,869       --              3,555            --          23,476
RRP shares issued                          --           --         --       25,682             --              --          25,682
Dividends                                  --           --         --         --            (43,755)           --         (43,755)
                                         ------   ----------  ---------   --------      -----------   -----------      ----------
BALANCE, DECEMBER 31, 2001               $2,109   $1,744,044  $(113,865)  $(13,620)     $ 2,459,497   $    46,154      $4,124,319
                                         ======   ==========  =========   ========      ===========   ===========      ==========

The accompanying notes are an integral part of these financial statements.


                                          IBL BANCORP, INC.
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Years ended December 31, 2001 and 2000


                                                                             2001             2000
                                                                         -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $   279,507      $   296,817
                                                                         -----------      -----------
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation                                                                24,095           22,334
  Provision for loan losses                                                    6,800            4,067
  Loss on sale of foreclosed assets                                           12,044             --
  ESOP contribution                                                           23,476           17,660
  Release of RRP shares                                                       25,682           25,682
  Provision for deferred federal income tax benefit                           (6,060)          (8,677)
  Amortization of net premium on investment and mortgage-backed
   securities                                                                 28,472           11,734
  Net discount charged (received) on installment loans                       (69,414)          45,694
  Net loan fees deferred                                                       7,832            2,436
  Deferred profit recognized on sale of real estate                             (112)             (99)
  Stock dividends from Federal Home Loan Bank                                 (8,700)         (14,800)
  Net increase in interest receivable                                        (35,809)         (41,602)
  Net increase in income taxes receivable                                    (14,408)            --
  Net decrease (increase) in other assets                                       (845)          67,016
  Net increase (decrease) in interest payable                                (36,396)          43,885
  Net increase (decrease) in income taxes payable                            (83,332)          82,855
  Net increase in other liabilities                                            4,088            4,988
                                                                         -----------      -----------
     Total adjustments                                                      (122,587)         263,173
                                                                         -----------      -----------
Net cash provided by operating activities                                    156,920          559,990
                                                                         -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIESNet increase in loans receivable        (214,626)      (2,578,926)
Purchases of securities available-for-sale                                (2,901,667)      (3,408,739)
Principal payments received on securities available-for-sale               2,364,990          936,010
Purchases of securities held-to-maturity                                    (200,000)        (262,767)
Principal payments received on securities held-to-maturity                   581,736          561,833
Purchase of municipal obligation                                                --            (70,283)
Maturity of municipal obligation                                                --             70,283
Purchase of FHLB stock                                                        (8,100)         (13,300)
Net proceeds from sale of foreclosed assets                                  140,550             --
Purchases of office property and equipment                                   (36,265)          (1,284)
Certificates of deposits acquired                                               --           (300,000)
Maturity of certificates of deposit                                          198,000          298,000
                                                                         -----------      -----------
Net cash used in investing activities                                        (75,382)      (4,769,173)
                                                                         -----------      -----------

Continued. . .
                                                                      2001              2000
                                                                  ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposit accounts                                  $  1,269,473      $  1,639,023
Net increase in advances by borrowers for taxes and insurance              401             3,284
Cash dividends                                                         (42,173)          (33,244)
Acquisition of RRP shares                                                 --             (20,791)
Advances from Federal Home Loan Bank                                14,000,000        28,955,000
Repayment of Federal Home Loan Bank advances                       (14,598,000)      (27,558,000)
                                                                  ------------      ------------
Net cash provided by financing activities                              629,701         2,985,272
                                                                  ------------      ------------

NET INCREASE (DECREASE) IN CASH                                        711,239        (1,223,911)
Cash - beginning of year                                             1,667,682         2,891,593
                                                                  ------------      ------------
Cash - end of year                                                $  2,378,921      $  1,667,682
                                                                  ============      ============


The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


A:       SIGNIFICANT ACCOUNTING POLICIES

         Nature of operations
         IBL Bancorp, Inc.(Bancorp) was organized as a Louisiana corporation on June 16, 1998 for the purpose of acquiring The Iberville Building and Loan Association (Association) as its sole wholly-owned operating subsidiary. References herein to the Bancorp include the Association unless the context indicates otherwise.

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

         Basis of financial statement presentation
         The accounting and reporting policies followed by the Bancorp and the Association are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the savings and loan industry. The more significant of the principles used in preparing the financial statements are briefly described below.

         Estimates
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

                  Office building...............................   30-40 years
                  Furniture, fixtures and equipment.............    5-10 years

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

B        LOANS RECEIVABLE

         Loans receivable as of December 31, 2001 and 2000 consisted of the following:


                                                             2001                      2000
                                                       ---------------       ---------------
         First mortgage loans
          Single-family residential.................. $     13,827,479      $     13,963,818
          Construction...............................        1,445,000             1,473,000
          Commercial real estate.....................        1,774,176             1,380,730
          Land.......................................          234,558               345,431
                                                       ---------------       ---------------
                                                            17,281,213            17,162,979
         Less:  undisbursed loans in process.........        1,069,462               671,182
                   deferred loan fees................           19,941                12,109
                   allowance for losses..............          294,538               293,701
                                                       ---------------       ---------------
         Net first mortgage loans....................       15,897,272            16,185,987
                                                       ---------------       ---------------
         Home equity and improvement loans...........          752,344               979,978
         Share loans.................................          486,492               547,257
         Other consumer and single-pay loans.........        3,974,685             3,348,552
          Less:  unearned discount...................          220,122               289,536
                                                       ---------------       ---------------
         Net other consumer loans....................        3,754,563             3,059,016
                                                       ---------------       ---------------
         Total consumer loans........................        4,993,399             4,586,251
         Less:  allowance for losses.................           91,779               102,179
                                                       ---------------       ---------------
         Net consumer loans..........................        4,901,620             4,484,072
                                                       ---------------       ---------------
         Net loans receivable........................ $     20,798,892      $     20,670,059
                                                       ===============       ===============

         At December 31, 2001 and 2000, unpaid balances of impaired loans upon which the accrual of interest had been suspended, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to $225,223 and $393,037, respectively. At December 31, 2001 and 2000, $15,513 and $37,979 of the allowance for loan losses related to impaired loans, respectively. Interest income on impaired loans of $27,835 and $16,180 was recognized for cash payments received in 2001 and 2000, respectively. The average recorded investment in impaired loans for those periods was $484,764 and $200,164, respectively.

         The Association is not committed to lend additional funds to debtors whose loans have been classified as nonperforming.

         At December 31, 2001 and 2000, the directors and officers (related parties) owed the Association $1,052,760 and $1,079,766, respectively.

         During the years ended December 31, 2001and 2000, new loans to such related parties amounted to $125,000 and $672,055, respectively. Principal repayments by such related parties amounted to $152,006 and $113,065 for the years ended December 31, 2001 and 2000, respectively.

         Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with others. These loans do not involve more than a normal risk of collectibility or carry other terms unfavorable to the Association.

C:      ALLOWANCE FOR LOSSES

         A summary of the changes in the allowance for loan losses for the years ended December 31, 2001 and 2000, is as follows:


                                                                     2001                     2000
                                                               ---------------       ---------------
         Balance - beginning of year......................... $        395,880      $        406,329
         Provision for loan losses...........................            6,800                 4,067
         Charge-offs.........................................          (17,563)              (14,949)
         Recoveries..........................................            1,200                   433
                                                               ---------------       ---------------
                                                              $        386,317      $        395,880
                                                               ===============       ===============

         There were no other real estate holdings or related allowance for real estate losses at December 31, 2001 and 2000.


D:       PREMISES AND EQUIPMENT

         Premises and equipment as of December 31, 2001 and 2000 are summarized by major classifications as follows:


                                                                                           2001                   2001
                                                                                      ---------------       ---------------
         Land....................................................................... $         22,416      $         22,416
         Office building............................................................          266,688               266,688
         Furniture, fixtures and equipment..........................................          180,756               144,490
                                                                                      ---------------       ---------------
                                                                                              469,860               433,594
         Less:  accumulated depreciation............................................          324,492               300,396
                                                                                      ---------------       ---------------
                                                                                     $        145,368      $        133,198
                                                                                      ===============       ===============

         Depreciation expense for the year.......................................... $         24,095      $         22,334
                                                                                      ===============       ===============

E:       INVESTMENT SECURITIES

         The amortized cost and estimated market value of investments in securities are as follows as of December 31, 2001 and 2000:

                                                            Gross          Gross          Estimated
                                            Amortized  Unrealized      Unrealized         Market
                                               Cost        Gains          Losses           Value
                                            ---------     ---------     ----------      -------------
        Securities Available-for-Sale:
         December 31, 2001

         Debt securities:
         U. S. Government agency........    $ 192,226     $     101     $        -      $    192,327
                                            ---------     ---------     ----------      -------------


                                                                      Gross                  Gross           Estimated
                                             Amortized            Unrealized              Unrealized           Market
                                                Cost                 Gains                  Losses             Value
                                          ----------------      ----------------      ---------------       ---------------
         Mortgage-backed securities
          FNMA.......................... $       4,407,155     $          51,420     $          5,019      $      4,453,556
          GNMA..........................         1,092,730                19,761                    -             1,112,491
          FHLMC.........................         1,023,974                 7,939                4,271             1,027,642
                                          ----------------      ----------------      ---------------       ---------------
                                                 6,523,859                79,120                9,290             6,593,689
                                          ----------------      ----------------      ---------------       ---------------
                                         $       6,716,085     $          79,221     $          9,290      $      6,786,016
                                          ================      ================      ===============       ===============

         December 31, 2000
         Debt securities:
         Mortgage-backed securities
          FNMA.......................... $       4,144,980     $          52,619     $         22,876      $      4,174,723
          GNMA..........................         1,202,009                 7,552                3,297             1,206,264
          FHLMC.........................           858,174                 5,370               10,417               853,127
                                          ----------------      ----------------      ---------------       ---------------
                                         $       6,205,163     $          65,541     $         36,590      $      6,234,114
                                          ================      ================      ===============       ===============

         Securities Held-to-Maturity:
         December 31, 2001
         --------------------------------
         Debt securities:
         U. S. Government agency........ $         200,000     $           1,125     $              -      $        201,125
                                          ----------------      ----------------      ---------------       ---------------
         Mortgage-backed securities
          FNMA.......................... $       1,135,333     $          29,252     $          4,728      $      1,159,857
          GNMA..........................            51,670                 1,261                    -                52,931
          FHLMC.........................           296,659                 4,925                  911               300,673
                                          ----------------      ----------------      ---------------       ---------------
                                                 1,483,662                35,438                5,639             1,513,461
                                          ----------------      ----------------      ---------------       ---------------
                                         $       1,683,662     $          36,563     $          5,639      $      1,714,586
                                          ================      ================      ===============       ===============

         December 31, 2000
         Debt securities:
         Mortgage-backed securities
          FNMA.......................... $       1,442,214     $          17,356     $         13,248      $      1,446,322
          GNMA..........................            73,786                     7                  139                73,654
          FHLMC.........................           552,115                 2,331                5,746               548,700
                                          ----------------      ----------------      ---------------       ---------------
                                         $       2,068,115     $          19,694     $         19,133      $      2,068,676
                                          ================      ================      ===============       ===============

         The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 2001 and 2000:

                                                                        Weighted
                                                                        Average          Amortized                Fair
                                                                         Yield             Cost                  Value
                                                                        ------       ---------------       ---------------
         December 31, 2001
         Available-for-Sale
         Due in one year or less..................................        4.32%      $         17,995      $         17,995
         Due from one to five years...............................        -                         -                     -
         Due from five to ten years...............................        -                         -                     -
         Due after ten years......................................        6.04%             6,698,090             6,768,021
                                                                                      ---------------       ---------------
                                                                          6.04%      $      6,716,085      $      6,786,016
                                                                                      ===============       ===============

         Held-to-Maturity
         Due in one year or less..................................        6.13%      $          2,004      $          2,005
         Due from one to five years...............................        7.33%               454,268               479,572
         Due from five to ten years...............................        5.71%               403,002               408,587
         Due after ten years......................................        5.62%               824,388               824,422
                                                                                      ---------------       ---------------
                                                                          6.40%      $      1,683,662      $      1,714,586
                                                                                      ===============       ===============

         December 31, 2000
         Available-for-Sale
         Due in one year or less..................................        7.10%      $         15,777      $         15,778
         Due from one to five years...............................        -                         -                     -
         Due from five to ten years...............................        -                         -                     -
         Due after ten years......................................        7.60%             6,189,386             6,218,336
                                                                                      ---------------       ---------------
                                                                          7.60%      $      6,205,163      $      6,234,114
                                                                                      ===============       ===============

         Held-to-Maturity
         Due in one year or less..................................        7.00%      $          1,142      $          1,141
         Due from one to five years...............................        6.60%               320,213               323,628
         Due from five to ten years...............................        6.20%               989,526               997,389
         Due after ten years......................................        6.60%               757,234               746,518
                                                                                      ---------------       ---------------
                                                                          6.40%      $      2,068,115      $      2,068,676
                                                                                      ===============       ===============

         The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

         Mortgage-backed securities with a carrying amount of $3,686,414 and $4,122,164 were pledged to secure deposits as required or permitted by law at December 31, 2001 and 2000, respectively. See Note G also.



F:       DEPOSITS

         An analysis of customers deposit accounts by interest rates as of December 31, 2001 and 2000 follows:

                                             -------------2001--------------         -------------------2000--------------
         Balances by interest rate           Amount                  Percent                 Amount                Percent
         -------------------------           ------                  -------                 ------                -------
        Passbook and full-paid
          accounts 2.5% to 3.0%......... $       3,937,652               15.26%      $      3,134,073                12.76%
                                          ----------------      --------------        ---------------       --------------
         Certificate accounts
           1.2 to 2.0%..................           610,338                2.37%                                     - -
           2.1 to 3.0%..................         2,564,886                9.94%                     -               - -
           3.1 to 4.0%..................         3,916,519               15.18%                     -               - -
           4.1 to 5.0%..................         4,059,263               15.73%             5,907,218                24.05%
           5.1 to 6.0%..................         4,572,228               17.72%             5,793,085                23.57%
           6.1 to 7.0%..................         1,242,324                4.82%             5,595,382                22.77%
                                          ----------------      --------------        ---------------       --------------
                                                16,965,558               65.76%            17,295,685                70.39%
                                          ----------------      --------------        ---------------       --------------
         NOW and money-market
          accounts
           non-interest bearing.........           835,730                3.24%               690,055                 2.81%
           2.0 to 3.0%..................         4,020,217               15.58%             3,369,871                13.72%
                                          ----------------      --------------        ---------------       --------------
                                                 4,855,947               18.82%             4,059,926                16.53%
                                          ----------------      --------------        ---------------       --------------
                                                25,759,157               99.84%            24,489,684                99.68%
         Accrued interest payable.......            41,221                0.16%                77,617                 0.32%
                                          ----------------      --------------        ---------------       --------------
                                         $      25,800,378              100.00%      $     24,567,301               100.00%
                                          ================      ==============        ===============       ==============

         The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $3,857,329 and $3,883,661 at December 31,
         2001 and 2000, respectively. Deposit amounts in excess of $100,000 are not federally insured.

         Maturities of certificates of deposit accounts are as follows at December 31, 2001:

                  One year or less..................... $     12,766,381
                  Over one to two years................        2,319,280
                  Over two to three years..............          949,342
                  Over three years.....................          930,555
                                                         ---------------
                                                        $     16,965,558

         Interest paid on deposits during 2001 and 2000 was $1,134,810 and $959,141, respectively.

         Officers' and directors' savings accounts amounted to $214,258 and $184,324 at December 31, 2001 and 2000, respectively.





G:       ADVANCES FROM FHLB AND OTHER BORROWED MONEY

         Advances from the Federal Home Loan Bank (FHLB) consisted of the following:

                    Maturity                                            Contract
                      Date                                                Rate              2001                   2000
                    --------                                            --------      ---------------       ---------------


                   01-04-2001.....................................        6.63%       $             -       $       600,000
                   01-09-2001.....................................        6.61%                     -               900,000
                   01-11-2001.....................................        6.61%                     -               700,000
                   01-24-2001.....................................        6.42%                     -             1,000,000
                   01-25-2001.....................................        6.42%                     -               200,000
                   10-01-2001.....................................        4.60%                     -                99,000
                   10-22-2001.....................................        4.51%                     -                99,000
                   01-18-2002.....................................        1.93%               500,000                     -
                   02-15-2002.....................................        4.79%             1,000,000                     -
                   03-21-2002.....................................        4.73%               500,000                     -
                   04-03-2002.....................................        4.71%               500,000                     -
                   10-18-2002.....................................        2.50%               500,000                     -
                   09-03-2003.....................................        4.77%                99,000                99,000
                                                                                      ---------------       ---------------
                                                                                     $      3,099,000      $      3,697,000
                                                                                      ===============       ===============

         Pursuant to collateral agreements with the FHLB, advances are secured by a blanket floating lien on first mortgage loans.

         Interest paid on advances from the Federal Home Loan Bank for 2001 and 2000 was $158,260 and $168,574, respectively.


H:       LOAN SERVICING

         Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans at December 31, 2001 and 2000 are summarized as follows:

                                                        2001               2000
                                                       --------         --------
Mortgage loans underlying FHLMC
 mortgage-backed securities                            $148,907         $191,142
                                                       ========         ========

         Revenue from loan servicing was $725 and $1,045 for the years ended December 31, 2001 and 2000, respectively.

         Custodial escrow balances maintained in connection with the foregoing loan servicing were $770 and $652 at December 31, 2001 and 2000, respectively.


I:       ACCRUED INTEREST RECEIVABLE

         Accrued interest receivable at December 31, 2001 and 2000 is summarized as follows:


                                                        2001              2000
                                                     --------           --------
Time deposits and other
 investment securities                               $  9,542           $ 11,274
Mortgage-backed securities                             49,652             57,173
Loans receivable                                      114,779             81,736
                                                     --------           --------
                                                     $173,973           $150,183
                                                     ========           ========


J:       INCOME TAXES

         Income tax expense for the years ended December 31, 2001 and 2000 is summarized as follows:


                                                 2001                    2000
                                              ---------               ---------
Current                                       $ 147,759               $ 155,893
Deferred                                         (6,060)                 (8,677)
                                              ---------               ---------
                                              $ 141,699               $ 147,216
                                              =========               =========

         The components of the net deferred income tax asset (liability), included in other assets (liabilities and deferrals) are as follows:

                                                  -------------2001-------------           ----------------2000------------
         Deferred tax assets:
          Deferred loan fees............                           $       6,780                              $       4,117
          Employee benefit plans........                                   4,969                                      3,844
          Allowance for loan losses  ..           $  117,328                                $    115,736
           Less valuation allowance.....              58,664               58,664                 57,868             57,868
                                                  ----------                                ------------
          Other.........................                                   7,427                                      5,781
                                                                   -------------                               ------------
                                                                          77,840                                     71,610
                                                                   -------------                               -------------
         Deferred tax liabilities:
          Net unrealized gain on
           securities available for
           sale.........................                                 (23,777)                                    (9,843)
          Depreciation..................                                 (20,374)                                   (15,519)
          FHLB stock....................                                 (40,515)                                   (36,469)
          Other.........................                                       -                                     (8,731)
                                                                   -------------                               ------------
                                                                         (84,666)                                   (70,562)
                                                                   -------------                               ------------
         Net deferred tax asset
          (liability)...................                           $      (6,826)                              $      1,048
                                                                   =============                               ============


         Provision for federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:


                                  ----------2001------------  ------------2000-----------

                                                  Effective                     Effective
                                    Amount           Rate          Amount           Rate
                                  ---------       --------      ---------       --------
Tax at statutory rate             $ 143,278             34%     $ 150,971            34%
Increase (decrease) in taxes:
 Permanent differences and
  other                              (1,579)          --           (3,755)           (1)%
                                  ---------       --------      ---------       --------
                                  $ 141,699             34%     $ 147,216             33%
                                  =========       ========      =========       ========

         The Bancorp paid income taxes of $253,028 and $53,508 during the years ended December 31, 2001 and 2000, respectively. Additionally, the Bancorp received a refund of $48,000 during the year ended December 31, 2000.

         In prior years, the Association was allowed a special bad debt deduction under various income tax provisions. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than bad debt losses, they become subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2001 and 2000 include $110,577 for which federal income tax has not been provided. The unrecorded deferred liability on these amounts was approximately $37,600. Additionally, with the repeal in 1996 of the thrift bad debt reserve method that allowed for bad debt deductions based upon a percentage of taxable income, the Association has recaptured over a six year period the $85,465 portion of its bad debt reserves that exceeded allowable reserves under the experience method.


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

         As of December 31, 2001 and 2000, the Bancorp was committed to grant adjustable-rate mortgage loans with contract notional amounts of $282,400 and $125,485, respectively, and fixed-rate mortgage loan(s) with a contract notional amount(s) of $75,500 and $47,000, respectively. Additionally, the Bancorp held a $50,000 open letter of credit at December 31, 2001 and 2000, and had issued lines of credit with contract notional amounts of the unused portion totaling $243,593 and $159,638 as of December 31, 2001 and 2000, respectively.

L:       PROFIT-SHARING PLAN

         The Association provides a non-contributory defined contribution retirement plan for all eligible employees. Contributions to the plan are based upon employee compensation at rates not to exceed 15% as determined annually by the Board of Directors. Contributions to the plan were $28,702 and $24,825 for 2001 and 2000, respectively.


M:       EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

         The IBL Bancorp, Inc. Employee Stock Ownership Plan enables eligible employees of the Bancorp and the Association to share in the growth of the Bancorp through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

         The ESOP acquired 16,869 shares of Bancorp stock at $10 a share in the Bancorp's initial public offering. The acquisition was funded by a loan from the Bancorp that bears interest at 8.5% and is being repaid principally from employer contributions to the ESOP over a period of ten years. The loan agreement requires quarterly interest and principal payments of $6,303. The loan is secured by the pledge of the common stock purchased. Contributions to the ESOP must be sufficient for debt service, but the company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in the form of cash or shares of common stock.

         In the event of plan or participant termination, or upon the participant's death, disability or retirement, the Bancorp may be required to purchase, subject to certain limitations, the shares from the participants at the then fair market value.

         Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released to participants on a pro-rata basis as debt service payments are made. As the Bancorp and the Association make contributions to the ESOP sufficient to meet the principal and interest requirements on the loan, shares are released from collateral.

         The Bancorp accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by the Bancorp, but the shares pledged as collateral are reported as unearned ESOP shares on the statement of financial condition. As shares are released from collateral, the Bancorp reports compensation expense equal to the fair market value of the shares. ESOP compensation expense was $19,920 and $17,660 for the years ended December 31, 2001 and 2000, respectively. Any excess or deficit of fair value over the cost of the ESOP shares released is recorded in the equity section of the statement of financial condition as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the statement of financial condition as a contra equity account.

M:       EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (Continued)

         The ESOP shares as of December 31, 2001 were as follows:

                  Allocated shares.......................           5,482
                  Shares committed to be released........               -
                  Unreleased shares......................          11,387
                                                             ------------
                  Total ESOP shares......................          16,869
                                                             ============
                  Fair value of unreleased shares........    $    142,338
                                                             ============


N:       RECOGNITION AND RETENTION PLAN

         On December 10, 1999, the Bancorp established a Recognition and Retention Plan (RRP) as an incentive to retain personnel of experience and ability in key positions. The shareholders approved a total of 8,434 shares of stock to be acquired for the Plan, of which 7,169 shares have been allocated for distribution to key employees and directors. As shares are acquired for the plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account. As the shares are distributed, compensation expense is recognized and the contra equity account is reduced.

         The allocated shares are earned by participants as plan share awards ratably over a specified period. If an employee or non-employee director plan participant is terminated prior to the end of the vesting period for any reason other than death, disability, retirement or a change in control, the recipient shall forfeit the right to any shares subject to the award which have not been earned. The compensation cost associated with the plan is based on the market price of the stock as of the date on which the plan shares are earned. Compensation expense pertaining to the Recognition and Retention Plan was $25,682 for each of the years ended December 31, 2001 and 2000.

         A summary of the changes in restricted stock follows:

                                                      Unawarded          Awarded
                                                         Shares           Shares
Balance, January 1, 1999                                   --              --
Purchased by Plan                                         6,500            --
Granted                                                  (7,169)          7,169
Earned and issued                                          --            (2,390)
                                                         ------          ------
Balance, December 31, 1999                                 (669)          4,779
Purchased by Plan                                         1,934            --
Earned and issued                                          --            (2,389)
                                                         ------          ------
Balance, December 31, 2000                                1,265           2,390
Earned and issued                                          --            (2,390)
                                                         ------          ------
Balance, December 31, 2000 and 2001                       1,265            --
                                                         ======          ======




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

         The following table summarizes the activity related to stock options:

                                                                 Exercise                Available              Options
                                                                   Price                  for Grant            Outstanding
                                                                   -----                  ---------            -----------
         At inception.........................................                                 21,087                     -
         Granted..............................................    $  10.50                    (17,925)               17,925
         Cancelled............................................        -                             -                     -
         Exercised............................................        -                             -                     -
                                                                                      ---------------       ---------------
         At December 31, 1999, 2000 and 2001..................                                  3,162                17,925
                                                                                      ===============       ===============


P        NONCASH INVESTING AND FINANCING ACTIVITIES

         During 2001, the Bancorp had noncash investing activities totaling $140,575 for the acquisition of real estate by foreclosure. There were no noncash financing activities for the years ended December 31, 2001 and 2000, nor were there any noncash investing activities during 2000.

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

         Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As discussed in greater detail below, as of December 31, 2001 and 2000, the Association meets the capital adequacy requirements to which it is subject.

         As of December 31, 2001 and 2000, based upon the most recent regulatory filings with OTS, the Association was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Association will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the following table.

         The actual and required capital amounts and ratios applicable to the Association are presented in the table below (dollars in thousands).

                                                                                                           Minimum Required
                                                                                                            To Be Well
                                                                                                           Minimum Required
                                                                                                           Capitalized Under
                                                                              For Capital                 Prompt Corrective
                                                      Actual               Adequacy Purposes              Action Provisions
                                          --------------------------      -----------------            ----------------------
                                              Amount           Ratio       Amount         Ratio        Amount           Ratio
        As of December 31, 2001:
         Total risk-based capital (To
          risk-weighted assets)......... $    3,448           21.34%    $    1,293         8.0%    $     1,616           10.0%
         Tier I capital (To
          risk-weighted assets).........      3,246           20.09%           646         4.0%            970            6.0%
         Tier I capital (To
          adjusted total assets)........      3,246            9.98%         1,300         4.0%          1,626            5.0%

         As of December 31, 2000:
         Total risk-based capital (To
          risk-weighted assets)......... $    3,363           21.18%    $    1,270         8.0%    $     1,588           10.0%
         Tier I capital (To
          risk-weighted assets).........      3,164           19.92%           635         4.0%            953            6.0%
         Tier I capital (To
          adjusted total assets)........      3,164           10.00%         1,266         4.0%          1,582            5.0%

         In accordance with OTS Regulations, the Association established, upon conversion, on September 30, 1998, a "liquidation account" totaling $1,671,681, the amount of its retained earnings at March 31, 1998, the latest date shown in the prospectus issued in conjunction with the plan of conversion. The liquidation account is maintained for the benefit of eligible holders who continue to maintain their accounts at the Association after the conversion. The liquidation account is reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Association may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount.

R:       RELATED PARTY TRANSACTIONS

         A Bancorp director is a partner in a local law firm that provides legal services to the Bancorp. Fees paid to the law firm amounted to $5,200 and $4,400 for the years ended December 31, 2001 and 2000, respectively.


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

         The estimated fair value of the Bancorp's financial instruments (dollars in thousands) was as follows:


                                                --------------2001------------       -------------2000--------

                                                Carrying           Estimated          Carrying       Estimated
                                                 Amount            Fair Value           Amount       Fair Value
                                                 ------            ----------           ------       ----------
         FINANCIAL ASSETS
         Cash and amounts due from
          depository institutions...........       $220             $   220           $    167         $    167
         Interest-bearing deposits
          with other institutions...........      2,159               2,159              1,501            1,501
         Time deposits......................        905                 905              1,103            1,103
         Investment securities..............      8,470               8,501              8,302            8,303
         Loans receivable, net..............     20,799              21,484             20,670           20,820
         Accrued interest receivable........        174                 174                151              151
         FHLB stock.........................        225                 225                208              208


S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

                                                ----------------2001--------------       ----------------2000-------------

                                                Carrying                Estimated         Carrying              Estimated
                                                 Amount                 Fair Value          Amount              Fair Value
                                                 ------                 ----------          ------              ----------
         FINANCIAL LIABILITIES
         Deposits...........................   $ 25,800                 $ 26,049           $ 24,567               $  24,589
         Advances from FHLB.................      3,099                    3,106              3,697                   3,667
         Advances by borrowers for
          taxes and insurance...............         17                       17                 16                      16
         Other liabilities..................         93                       93                 81                      81

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

         Federal Home Loan Bank Stock
         The Federal Home Loan Bank's board sets the value of Federal Home Loan Bank stock at $100 per share.

         Deposits
         The fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook and full-paid share savings, and money market accounts, represented approximately 34% and 29% of total deposits at December 31, 2001 and 2000, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a

S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

         schedule of aggregate expected cash flows on time deposits.

         The carrying amount of accrued interest payable on deposits approximates its fair value.

         Advances from Federal Home Loan Bank
         Fair values of advances from Federal Home Loan Bank are estimated using discounted cash flow analyses based on the Association's current incremental borrowing rates for similar types of borrowing arrangements.

         Advances by borrowers for taxes and insurance (escrows) The carrying amount of escrow accounts approximate fair value.

         Off-balance-sheet instruments
         Off-balance-sheet financial instruments include commitments to extend credit, letters of credit, and other financial guarantees. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 2001 and 2000. The contract or notional amounts of the Association's financial instruments with off-balance-sheet risk are disclosed in Note K.


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


U:       DIVIDEND DECLARED

         On December 19, 2001, the board of directors of IBL Bancorp, Inc. declared a $.0575 per share dividend to stockholders of record at January 11, 2002, payable on January 29, 2002. The total dividend payable of $12,125 is included in other liabilities.

V:       EARNINGS PER SHARE

         The following table provides a reconciliation between basic and diluted earnings per share:

                                                                                          Weighted
                                                                                           Average
                                                                      Income                Shares                 Per-Share
                                                                   (Numerator)          (Denominator)              Amount
                                                                   -----------          -------------              ------
         For the Year Ended 2001
         Net income...........................................  $         279,507
                                                                ----------------

         Basic earnings per share
         Income available to common stockholders..............           279,507              194,922          $      1.43
                                                                                                                ==========

         Effect of dilutive securities
         RRP shares granted...................................                 -               20,179
                                                                ----------------      ---------------

         Diluted earnings per share
         Income available to common stockholders
         plus assumed conversions............................. $         279,507              215,101          $      1.30
                                                                ================      ===============           ==========

         For the Year Ended 2000
         Net income........................................... $         296,817
                                                                ----------------

         Basic earnings per share
         Income available to common stockholders..............           296,817              191,167          $      1.55
                                                                                                                ==========

         Effect of dilutive securities
         RRP shares granted...................................                 -                4,641
                                                                ----------------      ---------------

         Diluted earnings per share
         Income available to common stockholders
          plus assumed conversions............................ $         296,817              195,808          $      1.52
                                                                ================      ===============           ==========

         Options to purchase 17,925 shares of common stock awarded on November 19, 1999 at $10.50 per share were included in the computation of the diluted earnings per share for 2001because the options' exercise was less than the average market price of the common shares. These options were not included in the computation of the diluted earnings per share for 2000 because the options' exercise was greater than the average market price of the common shares. The options, which expire on November 17, 2009, were still outstanding at the end of year 2001.

W:       NEW ACCOUNTING STANDARDS

         The provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, shall be applied in fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are not expected to have a material effect on the consolidated financial position or the consolidated results of operations of the Bancorp.

         Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 30, 2002. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. It addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets. This Statement will not materially affect the consolidated financial position or the consolidated results of operations of the Bancorp.

         Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, is effective for financial statements issued for fiscal years beginning after December 15, 2001. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business, and amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement will not materially affect the consolidated financial position or the consolidated results of operations of the Bancorp.

X:      PARENT COMPANY FINANCIAL STATEMENTS

         The financial statements for IBL Bancorp, Inc. (parent company), prepared on an unconsolidated basis are presented below:

                                 BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000


                                                                  2001              2000
                                                              -----------      -----------
ASSETS
Cash                                                          $   268,084      $    50,524
Time deposits                                                     407,000          407,000
Investment securities held-to-maturity (estimated
 market value $201,125 and $197,500)                              200,000          200,000
Accrued interest receivable                                         5,253            6,609
Investment in The Iberville Building and Loan Association
 at equity in underlying net assets                             3,292,343        3,182,909
                                                              -----------      -----------
         Total assets                                         $ 4,172,680      $ 3,847,042
                                                              ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Due to subsidiary                                             $    36,141      $    23,828
Other liabilities                                                  12,220           10,851
                                                              -----------      -----------
         Total liabilities                                         48,361           34,679
                                                              -----------      -----------
SHAREHOLDERS' EQUITY
Preferred stock, $.01 par, 2,000,000 shares authorized               --               --
Common stock, $.01 par, 5,000,000 shares authorized,
 210,870 shares issued                                              2,109            2,109
Additional paid-in capital                                      1,744,044        1,740,992
Unearned ESOP shares                                             (113,865)        (130,734)
Unearned RRP shares                                               (13,620)         (39,302)
Retained earnings - substantially  restricted                   2,459,497        2,220,190
Accumulated other comprehensive income                             46,154           19,108
                                                              -----------      -----------
         Total shareholders' equity                             4,124,319        3,812,363
                                                              -----------      -----------
         Total liabilities and shareholders' equity           $ 4,172,680      $ 3,847,042
                                                              ===========      ===========


                        STATEMENTS OF INCOME AND RETAINED EARNINGS
                         YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                 2001           2000
                                                               --------     --------
INCOME
Dividends from The Iberville Building and Loan Association     $200,000     $   --
Interest income
 Mortgage-backed securities                                      11,861       12,060
 Deposits                                                        22,335       23,136
 Other                                                           11,649       12,743
                                                               --------     --------
                                                                245,845       47,939
                                                               --------     --------



                                                                         2001              2000
                                                                      -----------      -----------
         EXPENSES
         Legal and professional                                            27,235           23,042
         Other general and administrative                                  21,396           24,827
                                                                      -----------      -----------
                                                                           48,631           47,869
                                                                      -----------      -----------
         INCOME BEFORE EQUITY IN UNDISTRIBUTED
          EARNINGS OF THE IBERVILLE BUILDING AND
          LOAN ASSOCIATION                                                197,214               70
         Equity in undistributed earnings of The Iberville
          Building and Loan Association                                    82,388          297,055
                                                                      -----------      -----------
         INCOME BEFORE INCOME TAXES                                       279,602          297,125
         PROVISION FOR INCOME TAXES                                            95              308
                                                                      -----------      -----------
         NET INCOME                                                       279,507          296,817
         Retained earnings - beginning of year                          2,220,190        1,958,199
         Less dividends declared                                          (43,755)         (34,826)
         Add ESOP shares released for allocation                            3,555             --
                                                                      -----------      -----------
         Retained earnings - end of year                              $ 2,459,497      $ 2,220,190
                                                                      ===========      ===========

                                      STATEMENT OF CASH FLOWS
                             YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                           2001            2000
                                                                      -----------      -----------
         CASH FLOWS FROM OPERATING ACTIVITIES
         Net income                                                   $   279,507      $   296,817
         Adjustments to reconcile net income to net cash provided
          by operating activities:
           Equity in undistributed earnings of The Iberville
            Building and Loan Association                                 (82,388)        (297,055)
           ESOP compensation                                               23,476           17,660
           Release of RRP shares                                           25,682           25,682
           Decrease in accrued interest receivable                          1,356             --
           Increase in due to subsidiary                                   12,313           12,369
           Decrease in other liabilities                                     (213)            (170)
                                                                      -----------      -----------
         Net cash provided by operating activities                        259,733           55,303
                                                                      -----------      -----------

         CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of security held to maturity                           (200,000)            --
         Redemption of security held to maturity                          200,000             --
                                                                      -----------      -----------
         Net cash used in investing activities                               --               --
                                                                      -----------      -----------

         CASH FLOWS FROM FINANCING ACTIVITIES
         Acquisition of RRP shares                                           --            (20,791)
         Cash dividends                                                   (42,173)         (33,244)
                                                                      -----------      -----------
         Net cash used in financing activities                            (42,173)         (54,035)
                                                                      -----------      -----------

                                                          2001            2000
                                                      --------           -------
NET INCREASE IN CASH                                   217,560             1,268
Cash - beginning of year                                50,524            49,256
                                                      --------           -------
Cash - end of year                                    $268,084           $50,524
                                                      ========           =======